As filed with the Securities and Exchange Commission on August 8, 2007
Registration No. 333-143719

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 2 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SS&C Technologies Holdings, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	71-0987913
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

7372
(Primary Standard Industrial Classification Code Number)

80 Lamberton Road
Windsor, Connecticut 06095
(860) 298-4500
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

William C. Stone
Chairman of the Board and Chief Executive Officer
SS&C Technologies Holdings, Inc.
80 Lamberton Road
Windsor, Connecticut 06095
(860) 298-4500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John A. Burgess, Esq.	Keith F. Higgins, Esq.
James R. Burke, Esq.	Christopher J. Austin, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP	Ropes & Gray LLP
60 State Street	One International Place
Boston, Massachusetts 02109	Boston, Massachusetts 02110
(617) 526-6000	(617) 951-7000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information contained in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to completion)
Issued August 8, 2007

          Shares

SS&C Technologies Holdings, Inc. is offering           shares of its common stock, and the selling stockholders are offering           shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $      and $      per share.

We have applied to list our common stock on the NASDAQ Global Market under the symbol “SSNC.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13.

Price $      Per Share

Proceeds to
		Underwriting Discounts and	Proceeds to	Selling
	Price to Public	Commissions	SS&C Holdings	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

The selling stockholders have granted the underwriters the right to purchase up to an additional           shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on          , 2007.

Morgan Stanley	Credit Suisse	JPMorgan

Jefferies & Company	Wachovia Securities

          , 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Until          , 2007 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 13, and our consolidated financial statements and the accompanying notes, before making an investment decision.

Unless the context otherwise requires, in this prospectus, (1) “SS&C Holdings” means SS&C Technologies Holdings, Inc., our top-level holding company that was formerly known as Sunshine Acquisition Corporation, (2) “SS&C” means SS&C Technologies, Inc., our primary operating company and a direct wholly owned subsidiary of SS&C Holdings, and (3) “we,” “us” and “our” mean (a) prior to November 23, 2005, SS&C and its consolidated subsidiaries and (b) on and after November 23, 2005, SS&C Holdings and its consolidated subsidiaries, including SS&C.

SS&C TECHNOLOGIES HOLDINGS, INC.

Overview

We are a leading provider of mission-critical, sophisticated software products and software-enabled services that allow financial services providers to automate complex business processes and effectively manage their information processing requirements. Our portfolio of software products and rapidly deployable software-enabled services allows our clients to automate and integrate front-office functions such as trading and modeling, middle-office functions such as portfolio management and reporting, and back-office functions such as accounting, performance measurement, reconciliation, reporting, processing and clearing. Our solutions enable our clients to focus on core operations, better monitor and manage investment performance and risk, improve operating efficiency and reduce operating costs. We provide our solutions globally to more than 4,000 clients, principally within the institutional asset management, alternative investment management and financial institutions sectors.

We provide the global financial services industry with a broad range of both specialized software products, which are deployed at our clients’ facilities, and software-enabled services, which are managed and hosted at our facilities. Our software-enabled services, which combine the strengths of our proprietary software with our domain expertise, enable our clients to contract with us to provide many of their mission-critical and complex business processes. For example, we utilize our software to offer comprehensive fund administration services for alternative investment managers, including fund manager services, transfer agency services, fund of funds services, tax processing and accounting and processing. We offer clients the flexibility to choose from multiple software delivery options, including on-premise applications and hosted, multi-tenant or dedicated applications. Our principal software products and software-enabled services include:

• Portfolio Management/Accounting	• Fund Administration Services
• Financial Modeling	• Loan Management/Accounting
• Trading/Treasury Operations	• Money Market Processing

Our business model is characterized by substantial contractually recurring revenues, high operating margins and significant cash flow. We generate revenues primarily through our high-value software-enabled services, which are typically sold on a long-term subscription basis and integrated into our clients’ business processes. We also generate revenues by licensing our software to clients through either perpetual or term licenses, both of which include annually renewable maintenance contracts. As a consequence, a significant portion of our revenues consists of subscription payments and maintenance fees and is contractually recurring in nature. Our pricing typically scales as a function of our clients’ assets under management, the complexity of asset classes managed and the volume of transactions.

Our contractually recurring revenue model helps us minimize the fluctuations in revenues and cash flows typically associated with up-front, perpetual software license revenues and enhances our ability to manage costs. Our contractually recurring revenues, which we define as our software-enabled services and maintenance revenues, increased as a percentage of total revenues from 52% in the year ended December 31, 2000 to 79% in the year ended December 31, 2006. We have experienced average revenue retention rates in each of the last five years of greater than 90% on our software-enabled services and maintenance contracts for our core enterprise products.

Through a combination of consistent organic growth and acquisitions, we generated revenues of $205.5 million for the year ended December 31, 2006 as compared to revenues of $95.9 million for the year ended December 31, 2004. We generated 77% of our revenues in 2006 from clients in North America and 23% from clients outside North America. Our revenues are highly diversified, with our largest client in 2006 accounting for 5.5% of our revenues.

Our Industry

The financial services industry is a large, dynamic and rapidly growing market. According to a 2006 Gartner report, worldwide financial services industry spending on IT services and software is forecasted to grow from $163.5 billion in 2005 to $230.9 billion in 2010, representing a 7.2% compound annual growth rate. Additionally, worldwide financial services spending on outsourced process management is expected to grow from $26.5 billion in 2005 to $40.7 billion in 2010, representing an 8.9% compound annual growth rate. We expect our growth to continue due to a number of factors related to the financial services industry and evolving challenges faced by industry participants, including:

Rapidly Growing Worldwide Financial Services Industry.  As both transaction volumes and assets under management increase, financial services providers require more advanced solutions to automate complex business processes and manage their information processing requirements. To keep pace with the rapid growth in the industry and remain competitive with other industry participants, financial services providers increasingly need to implement advanced software applications or utilize service offerings from third parties to manage their most critical and complex IT processes.

Increasing Willingness to Implement Solutions from Independent Software Vendors and Outsource IT Operations.  Rather than relying on their internal IT departments to develop applications that automate business processes, many financial services providers are implementing advanced software solutions from independent software vendors to replace their current systems, which are often cumbersome, time-consuming to operate and expensive to implement, customize, update and support. Additionally, financial services providers globally are outsourcing a growing percentage of their business processes to increase their efficiency and time to market.

Asset Classes and Securities Products Growing in Both Number and Complexity.  Investment professionals must increasingly track and invest in numerous types of asset classes and securities that are often far more complex than traditional equity and debt instruments, including mortgage- and asset-backed securities, derivatives, swaps, futures, repos and options. These assets require more sophisticated systems to automate functions such as trading and modeling, portfolio management, accounting, performance measurement, reconciliation, reporting, processing and clearing.

Increasing Regulatory Requirements.  Increasing domestic and foreign regulation is forcing compliance with more complicated and burdensome requirements for financial services providers. This has escalated demand for software solutions that both meet compliance requirements and reduce the burden of compliance reporting and enforcement.

Intense Global Competition Among Financial Services Providers.  Competition within the financial services industry has become intense as financial services providers expand into new markets and offer new services to their clients. In response to increasingly competitive conditions worldwide, financial services organizations seek to rapidly expand into new markets, increase front-office productivity by offering investment professionals greater modeling functionality and better tools to solve complex financial problems, and drive cost savings by utilizing software to automate and integrate their mission-critical and labor intensive business processes.

Our Competitive Strengths

We believe that our position in the marketplace results from several key competitive strengths, including:

Broad Portfolio of Products and Services Focused on Financial Services Organizations.  Our broad portfolio of over 50 software products and software-enabled services allows professionals in the financial services industry to efficiently and rapidly analyze and manage information, increase productivity, devote more time to critical business decisions and reduce costs. We provide highly flexible, scalable and cost-effective solutions that enable our clients to track complex securities, better employ sophisticated investment strategies, scale efficiently with growing assets under management and meet evolving regulatory requirements.

Enhanced Profitability Through Software Ownership.  We use our proprietary software products and infrastructure to provide our software-enabled services, strengthening our overall operating margins. Because we use our own products in the execution of our software-enabled services and own and control our products’ source code, we can quickly identify and deploy product improvements and respond to client feedback.

Attractive Operating Model.  By growing our contractually recurring revenues from our software-enabled services and our maintenance contracts, we gain greater predictability in the operation of our business, reduce volatility in our revenues and earnings, enhance our ability to manage our business and strengthen long-term relationships with our clients. We have designed our software and software-enabled services to be highly scalable to accommodate significant additional business volumes with limited incremental costs, providing us with opportunities to improve our operating margins and generate significant operating cash flows. We utilize a direct sales force model that benefits from significant direct participation by senior management and leverages the Internet as a direct marketing medium.

Deep Domain Knowledge and Extensive Industry Experience.  As of June 30, 2007, we had 833 development and service professionals with significant expertise across the vertical markets that we serve and a deep working knowledge of our clients’ businesses. By leveraging our domain expertise and knowledge, we have developed, and continue to improve, our mission-critical software products and services to enable our clients to overcome the complexities inherent in their businesses.

Trusted Provider to Our Highly Diversified and Growing Client Base.  By providing mission-critical, reliable software products and services for more than 20 years, we have become a trusted provider to a large and growing installed base within multiple segments of the financial services industry. Our clients include some of the largest and most well-recognized firms in the financial services industry. Our strong client relationships provide us with a significant opportunity to sell additional solutions to our existing clients and drive future revenue growth at lower cost.

Superior Client Support and Focus.  Our ability to rapidly deliver improvements and our reputation for superior service have proven to be a strong competitive advantage when developing client relationships. We believe a close and active service and support relationship, which we foster through our dedicated client support teams for larger clients and through our interactive online client community, significantly enhances client satisfaction, strengthens client relationships and furnishes us with information regarding evolving client issues.

Our Growth Strategy

We intend to be the leading provider of superior technology solutions to the financial services industry. The key elements of our growth strategy include:

Continue to Develop Software-Enabled Services and New Proprietary Software.  Since our founding in 1986, we have focused on building substantial financial services domain expertise, which enables us to respond to our clients’ most complex financial, accounting, actuarial, tax and regulatory needs. We intend to maintain and enhance our technological leadership by using our domain expertise to build valuable new software-enabled services, continuing to invest in internal development and opportunistically acquiring products and services that address the highly specialized needs of the financial services industry. Our software-

enabled services revenues increased from $30.9 million for the year ended December 31, 2004 to $107.7 million for the year ended December 31, 2006, representing a compound annual growth rate of 87%.

Expand Our Client Base.  Our client base of more than 4,000 clients represents a fraction of the total number of financial services providers globally. As a result, we believe there is substantial opportunity to grow our client base over time as our products become more widely adopted and to capitalize on the increasing adoption of mission-critical, sophisticated software and software-enabled services by financial services providers as they continue to replace inadequate legacy solutions and custom in-house solutions that are inflexible and costly to maintain.

Increase Revenues from Existing Clients.  Revenues from our existing clients generally grow along with the amount and complexity of assets that they manage and the volume of transactions that they execute. Many of our current clients use our products for a minority of their total assets under management and investment funds, providing us with significant opportunities to expand our business relationship and revenues. We have been successful in, and expect to continue to focus our marketing efforts on, providing additional modules or features to the products and services our existing clients already use, as well as cross-selling our other products and services. Moreover, our high quality of service helps us maintain significant client retention rates and longer lasting client relationships.

Continue to Capitalize on Acquisitions of Complementary Businesses and Technologies.  We intend to continue to employ a highly disciplined and focused acquisition strategy to broaden and enhance our product and service offerings, add new clients, supplement our internal development efforts and accelerate our expected growth. We believe that our acquisitions have been an extension of our research and development effort that has enabled us to purchase proven products and remove the uncertainties associated with software development projects. We have a proven ability to integrate complementary businesses as demonstrated by the 23 businesses that we have acquired since 1995. Our acquisitions have contributed marketable products or services that have added to our revenues and we have been able to improve the operational performance and profitability of our acquired businesses, creating significant value for our stockholders.

Strengthen Our International Presence.  We believe that there is a significant market opportunity to provide software and services to financial services providers outside North America. In 2006, we generated 23% of our revenues from clients outside North America. We are building our international operations in order to increase our sales outside North America. We plan to expand our international market presence by leveraging our existing software products and software-enabled services for alternative investment managers, which to date have primarily been implemented by U.S.-based alternative investment management firms.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, as more fully described under “Risk Factors” beginning on page 13, which you should carefully consider before purchasing our common stock. For example:

•	Our business is affected by changes in the state of the general economy and the financial markets, and a slowdown or downturn in the general economy or the financial markets could disproportionately affect demand for our products and services.

•	We face significant competition with respect to our products and services, which may result in price reductions, reduced gross margins or loss of market share.

•	If we cannot attract, train and retain qualified managerial, technical and sales personnel, we may not be able to provide adequate technical expertise and customer service to our clients or maintain focus on our business strategy.

•	Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under our 11 3/4% senior subordinated notes due 2013 and our senior credit facilities.

In addition, the ability of new investors to influence corporate matters may be limited because a small number of stockholders will beneficially own a substantial amount of our common stock after this offering.

Following the completion of this offering, investment funds affiliated with Carlyle will beneficially own approximately     % of the outstanding shares of our common stock, and William C. Stone, our Chairman of the Board of Directors and Chief Executive Officer, will beneficially own approximately     % of the outstanding shares of our common stock, assuming that the underwriters do not exercise their option to purchase additional shares.

Developments Since 2005

Since 2005, our business has continued to grow and we have made significant operational improvements. We acquired EisnerFast, Financial Interactive, Cogent Management and Northport, which enabled us to expand our software-enabled services for alternative investment managers, as well as MarginMan, Open Information Systems and Zoologic, which added software solutions to complement our product suite. We acquired and integrated the operations of Financial Models Company, which significantly increased our client base and product capabilities. Moreover, we have strengthened our product portfolio through internal development and introduced new offerings for institutional asset managers, alternative investment managers and mortgage and commercial loan managers. On November 23, 2005, SS&C was acquired by SS&C Holdings, which is currently owned principally by funds affiliated with The Carlyle Group and by William C. Stone, the Chairman of the Board and Chief Executive Officer of both SS&C and SS&C Holdings.

Principal Stockholder — The Carlyle Group

The Carlyle Group, or Carlyle, is a global private equity firm with over $71.4 billion under management. Carlyle invests in buyouts, venture and growth capital, real estate and leveraged finance in Asia, Europe and North America. Its investments focus principally on the technology, aerospace and defense, automotive and transportation, business services, consumer and retail, energy and power, healthcare, industrial, and telecommunications and media industries. Since 1987, the firm has invested $28.3 billion of equity in 636 transactions for a total purchase price of $132.0 billion. Carlyle employs more than 800 people in 18 countries. Carlyle deals have included the acquisitions of Open Solutions Inc., a leading provider of core processing software to financial institutions, Freescale Semiconductor, Inc., one of the world’s largest semiconductor companies, The Hertz Corporation, the largest worldwide car rental brand, Dex Media, Inc., a leading telephone directory publisher, and Blackboard, Inc., a leading e-learning platform provider.

The Going-Private Transaction

On November 23, 2005, SS&C Holdings, a Delaware corporation owned by investment funds affiliated with Carlyle, acquired SS&C through the merger of Sunshine Merger Corporation with and into SS&C, with SS&C being the surviving company and a wholly owned subsidiary of SS&C Holdings, and SS&C’s outstanding common stock converted into the right to receive $37.25 per share in cash. We refer to the acquisition of SS&C by SS&C Holdings as the “Acquisition.”

The following transactions occurred in connection with the Acquisition:

•	Carlyle capitalized SS&C Holdings with an aggregate equity contribution of $381.0 million;

•	William C. Stone, SS&C’s Chairman of the Board and Chief Executive Officer, contributed $165.0 million of equity, and certain other management and employee option holders contributed approximately $9.0 million of additional equity in the form of rollover options, to SS&C Holdings;

•	SS&C entered into senior secured credit facilities consisting of:

–	a $75.0 million revolving credit facility, of which $10.0 million was drawn at closing; and

–	a $275.0 million term loan B facility, which was fully drawn at closing and of which the equivalent of $75.0 million was drawn in Canadian dollars by one of SS&C’s Canadian subsidiaries;

•	SS&C issued and sold $205.0 million in aggregate principal amount of 11 3/4% senior subordinated notes due 2013;

•	all outstanding options to purchase shares of SS&C’s common stock became fully vested and immediately exercisable, and each outstanding option (other than options held by (1) non-employee directors, (2) certain individuals identified in a schedule to the Merger Agreement and (3) individuals who held options that were exercisable for fewer than 100 shares of SS&C’s common stock) were, subject to certain conditions, assumed by SS&C Holdings and converted into an option to acquire common stock of SS&C Holdings; and

•	all in-the-money warrants to purchase shares of SS&C’s common stock were cancelled in exchange for cash equal to the excess of the transaction price over the exercise price of the warrants.

We refer to the Acquisition, the equity contributions to SS&C Holdings, the offering of the senior subordinated notes and the other transactions described above as the “Transaction.”

As a result of the Transaction, as of July 31, 2007, investment funds affiliated with Carlyle beneficially owned approximately 72% of the outstanding shares of common stock of SS&C Holdings and William C. Stone, the Chairman of the Board and Chief Executive Officer of each of SS&C and SS&C Holdings, beneficially owned approximately 31% of the outstanding shares of common stock of SS&C Holdings. See “Principal and Selling Stockholders” for additional information, including the calculation of beneficial ownership. The term “Successor” refers to us following the Acquisition, and the term “Predecessor” refers to us prior to the Acquisition.

The table set forth below compares the per share and aggregate amounts contributed to SS&C Holdings by William C. Stone, Carlyle and certain other management and employee option holders at the time of Transaction with the implied per share and aggregate value of the shares of our common stock at the time of this offering, based on an assumed initial public offering price of $      per share (which represents the mid-point of the range set forth on the cover of this prospectus):

	Time of	Time of Initial
	Transaction	Public Offering

Per Share	$	$
Aggregate	$	$

Additional Information

SS&C Holdings was incorporated in Delaware as Sunshine Acquisition Corporation in July 2005 and changed its name to SS&C Technologies Holdings, Inc. in June 2007. SS&C was organized as a Connecticut corporation in March 1986 and reincorporated as a Delaware corporation in April 1996. On November 23, 2005, SS&C Holdings acquired SS&C, as described above under “The Going-Private Transaction.” Our principal executive offices are located at 80 Lamberton Road, Windsor, Connecticut 06095, and our telephone number at that location is (860) 298-4500. Our website address is www.ssctech.com. Information contained on our website does not constitute a part of this prospectus.

THE OFFERING

Common stock offered by SS&C Technologies Holdings, Inc.	shares

Common stock offered by the selling stockholders	shares

Total	shares

Common stock to be outstanding after this offering	shares

Over-allotment option offered by the selling stockholders	The selling stockholders have granted the underwriters a 30-day option to purchase up to shares of our common stock.

Use of proceeds	We intend to use a portion of our net proceeds of this offering to redeem up to $71.75 million in principal amount of our outstanding 11 3/4% senior subordinated notes due 2013 at a redemption price of 111.75% of the principal amount, plus accrued and unpaid interest, and the balance of our net proceeds for working capital and other general corporate purposes, including potential acquisitions. See “Use of Proceeds” for additional information. We will not receive any proceeds from the sale of shares by the selling stockholders.

Proposed NASDAQ Global Market symbol	“SSNC”

The number of shares of our common stock to be outstanding following this offering is based on the number of shares of our common stock outstanding as of July 31, 2007, and excludes:

•	1,622,950 shares of common stock issuable upon the exercise of stock options outstanding as of July 31, 2007 at a weighted average exercise price of $57.80 per share; and

•	170,641 shares of common stock reserved as of July 31, 2007 for future issuance under our 2006 equity incentive plan.

The shares of common stock offered by us and the selling stockholders in this offering will represent          % of the total shares of common stock to be outstanding after this offering.

Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

•	no exercise of outstanding options after July 31, 2007;

•	the effectiveness upon the closing of this offering of our restated certificate of incorporation and our amended and restated bylaws, which contain provisions customary for public companies, as more fully described below under “Description of Capital Stock”; and

•	no exercise by the underwriters of their over-allotment option.

Summary Consolidated Financial Data

The tables below summarize our consolidated financial information as of and for the periods indicated. You should read the following information together with the more detailed information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes.

On November 23, 2005, SS&C Holdings acquired SS&C through the merger of Sunshine Merger Corporation, a wholly owned subsidiary of SS&C Holdings, with and into SS&C, with SS&C being the surviving company and a wholly owned subsidiary of SS&C Holdings. We refer to the acquisition of SS&C by SS&C Holdings as the “Acquisition.” We refer to the Acquisition, together with related transactions entered into to finance the cash consideration for the Acquisition, to refinance certain of our existing indebtedness and to pay related transaction fees and expenses, as the “Transaction.”

The term “Successor” refers to us following the Acquisition, and the term “Predecessor” refers to us prior to the Acquisition. Certain financial information in this prospectus for the Predecessor period from January 1, 2005 through November 22, 2005 and the Successor period from November 23, 2005 through December 31, 2005 has been presented on a combined basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” for a discussion of the presentation of our results for the year ended December 31, 2005 on a combined basis.

The as adjusted balance sheet data set forth below give effect to the sale by us of           shares of our common stock in this offering at an assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the use of a portion of the net proceeds thereof to redeem $71.75 million in original principal amount of our outstanding 11 3/4% senior subordinated notes at a redemption price of 111.75% of the principal amount, plus accrued and unpaid interest.

	Predecessor		Successor	Combined	Successor
	Year	January 1	November 23	Year	Year
	Ended	through	through	Ended	Ended	Six Months
	December 31,	November 22,	December 31,	December 31,	December 31,	Ended June 30,
	2004	2005	2005	2005(1)	2006	2006	2007
	(In thousands, except per share and percentage data)

Statement of Operations Data:
Revenues:
Software licenses	$17,250	$20,147	$3,587	$23,734	$22,925	$10,362	$11,494
Maintenance	36,433	44,064	3,701	47,765	55,222	26,348	30,233
Professional services	11,320	12,565	2,520	15,085	19,582	10,128	9,043
Software-enabled services	30,885	67,193	7,857	75,050	107,740	52,182	65,472

Total revenues	95,888	143,969	17,665	161,634	205,469	99,020	116,242
Total cost of revenues	33,770	59,004	7,627	66,631	100,016	47,801	61,750

Gross profit	62,118	84,965	10,038	95,003	105,453	51,219	54,492

Operating expenses:
Selling, marketing, general and administrative	18,748	25,078	2,504	27,582	37,964	16,648	20,810
Research and development	13,957	19,199	2,071	21,270	23,620	11,804	13,037
Merger costs	—	36,912	—	36,912	—	—	—

Total operating expenses	32,705	81,189	4,575	85,764	61,584	28,452	33,847

Operating income	29,413	3,776	5,463	9,239	43,869	22,767	20,645
Interest income	1,528	1,031	30	1,061	388	229	209
Interest expense	—	(2,092)	(4,920)	(7,012)	(47,427)	(23,502)	(22,764)
Other (expense) income, net	99	655	258	913	456	827	580

Income (loss) before income taxes	31,040	3,370	831	4,201	(2,714)	321	(1,330)
Provision (benefit) for income taxes	12,030	2,658	—	2,658	(3,789)	(1,240)	(98)

Net income (loss)	$19,010	$712	$831	$1,543	$1,075	$1,561	$(1,232)

Earnings (loss) per share(2)
Basic	$0.90	$0.03	$0.12		$0.15	$0.22	$(0.17)

Diluted	$0.84	$0.03	$0.11		$0.15	$0.21	$(0.17)

Weighted average shares outstanding(2)
Basic	21,185	23,300	7,075		7,079	7,077	7,088
Diluted	22,499	24,478	7,314		7,316	7,314	7,088
Other financial data:
Recurring revenue percentage(3)	70.2%	77.3%	65.4%	76.0%	79.3%	79.3%	82.3%
Consolidated EBITDA(4)		$64,989	$8,588	$73,577	$83,998	$40,979	$44,182

	As of June 30, 2007
	Actual	As Adjusted
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$13,210	$
Working capital	3,488
Total assets	1,177,600
11 3/4% senior subordinated notes due 2013	205,000
Senior credit facility, including current portion	258,757
Total stockholders’ equity	586,722

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working (deficit) capital, total assets and total stockholders’ equity by $     , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts commissions and estimated offering expenses payable by us.

(1)	Our combined results for the year ended December 31, 2005 represent the addition of the Predecessor period from January 1, 2005 through November 22, 2005 and the Successor period from November 23, 2005 through December 31, 2005. This combination does not comply with generally accepted accounting principles (GAAP) or with the rules for pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results.

(2)	Amounts for the Predecessor periods are computed based upon the capital structure in existence prior to the Acquisition. Amounts for the Successor periods are computed based upon the capital structure in existence subsequent to the Acquisition.

(3)	Recurring revenue percentage represents software-enabled services revenues and maintenance revenues as a percentage of total revenues. We do not believe that the recurring revenue percentage for the Successor period of 2005 is meaningful because such period is only five weeks in duration and not indicative of our overall trends.

(4)	Consolidated EBITDA is a non-GAAP financial measure used in certain covenants contained in the indenture governing our senior subordinated notes and in our senior credit facilities. Consolidated EBITDA is defined as earnings before interest, taxes, depreciation and amortization (EBITDA), further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under the indenture and our senior credit facilities. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Consolidated EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financing covenants and to provide investors with supplemental measures of our operating performance and liquidity. Consolidated EBITDA is not presented for the year ended December 31, 2004 because we did not have any senior credit facilities that required the calculation of Consolidated EBITDA for that year.

Management uses Consolidated EBITDA as a performance metric for internal monitoring and planning purposes, including the preparation of our annual operating budget and monthly operating reviews, as well as to facilitate analysis of investment decisions.

Consolidated EBITDA also allows investors to evaluate our operating performance exclusive of financing costs and depreciation policies. In addition to its use to monitor performance trends, Consolidated EBITDA enables management and investors to compare our performance with the performance of our peers.

The breach of covenants in our senior credit facilities that are tied to ratios based on Consolidated EBITDA could result in a default under that agreement, in which case the lenders could elect to declare all amounts borrowed due and payable. Any such acceleration would also result in a default under our indenture. Additionally, under our debt agreements, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on Consolidated EBITDA.

Consolidated EBITDA does not represent net income (loss) or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. While Consolidated EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation. Consolidated EBITDA does not reflect the impact of earnings or charges resulting from matters that we may consider not to be indicative of our ongoing operations. In particular, the definition of Consolidated EBITDA in the senior credit facilities allows us to add back certain non-cash, extraordinary, unusual or non-recurring charges that are deducted in calculating net income (loss). However, these are expenses that may recur, vary greatly and are difficult to predict. Further, our debt instruments require that Consolidated

EBITDA be calculated for the most recent four fiscal quarters. As a result, the measure can be disproportionately affected by a particularly strong or weak quarter. Further, it may not be comparable to the measure for any subsequent four-quarter period or any complete fiscal year.

Consolidated EBITDA is not a recognized measurement under GAAP. When evaluating our operating performance or liquidity, investors should not consider Consolidated EBITDA in isolation of, or as a substitute for, measures of our financial performance and liquidity as determined in accordance with GAAP, such as net income, operating income or net cash provided by operating activities. Consolidated EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. Because other companies may calculate Consolidated EBITDA differently than we do, Consolidated EBITDA may not be comparable to similarly titled measures reported by other companies.

The following is a reconciliation of net income, which is a GAAP measure of our operating results, to EBITDA and Consolidated EBITDA:

	Predecessor	Successor	Combined	Successor
		Period
	Period	from
	from	November 23,			Twelve
	January 1	2005	Year	Year	Months
	through	through	Ended	Ended	Ended	Six Months
	November 22,	December 31,	December 31,	December 31,	June 30,	Ended June 30,
	2005	2005	2005	2006	2007(a)	2006	2007
	(In thousands)
Net income (loss)	$712	$831	$1,543	$1,075	$(1,718)	$1,561	$(1,232)
Interest expense (income), net	1,061	4,890	5,951	47,039	46,320	23,273	22,555
Income taxes	2,658	—	2,658	(3,789)	(2,647)	(1,240)	(98)
Depreciation and amortization	9,575	2,301	11,876	27,128	30,969	13,372	17,213

EBITDA	14,006	8,022	22,028	71,453	72,924	36,966	38,438
Purchase accounting adjustments(b)	—	616	616	3,017	323	2,555	(139)
Merger costs	36,912	—	36,912	—	—	—	—
Capital-based taxes	—	—	—	1,841	1,625	880	664
Unusual or non-recurring charges(c)	(737)	(242)	(979)	1,485	1,914	(670)	(241)
Acquired EBITDA and cost savings(d)	14,808	85	14,893	1,147	729	748	135
Stock-based compensation	—	—	—	3,871	8,411	—	4,540
Other(c)	—	107	107	1,184	1,469	500	785

Consolidated EBITDA	$64,989	$8,588	$73,577	$83,998	$87,395	$40,979	$44,182

(a)	Results for the twelve months ended June 30, 2007 are included because our senior credit facilities require the calculation of our consolidated total leverage and consolidated net interest coverage ratio for the prior four consecutive quarters. With the exception of acquired EBITDA and cost savings, our results for the twelve months ended June 30, 2007 are calculated based on our results for the year ended December 31, 2006, in addition to our results for the six months ended June 30, 2007, less our results for the six months ended June 30, 2006. Acquired EBITDA and cost savings for the twelve months ended June 30, 2007 reflects the EBITDA impact of significant businesses that were acquired during this period as if the acquisitions occurred as of July 1, 2006 and cost savings to be realized from such acquisitions.

(b)	Purchase accounting adjustments include (1) an adjustment to increase revenues by the amount that would have been recognized if deferred revenue were not adjusted to fair value and (2) an adjustment to increase rent expense by the amount that would have been recognized if lease obligations were not adjusted to fair value, at the date of the Transaction.

(c)	Unusual or non-recurring charges include foreign currency gains and losses, gains and losses on the sales of marketable securities, proceeds from legal settlements, costs associated with the closing of a regional office and other one-time expenses.

(d)	Acquired EBITDA and cost savings reflects the EBITDA impact of significant businesses that were acquired during the period as if the acquisition occurred at the beginning of the period and cost savings to be realized from such acquisitions.

(e)	Other includes management fees paid to Carlyle and the non-cash portion of straight-line rent expense.

Consolidated EBITDA and Consolidated Leverage Ratios

Our senior credit facilities require us to maintain both a maximum consolidated total leverage to Consolidated EBITDA ratio (currently no more than 6.75) and a minimum Consolidated EBITDA to consolidated net interest ratio (currently not less than 1.50), in each case calculated for the trailing four quarters.

The table below summarizes our Consolidated EBITDA, consolidated total leverage ratio and consolidated net interest coverage ratio for the periods presented.

	Combined	Successor
				Twelve Months
	Twelve Months	Twelve Months	Twelve Months	Ended
	Ended	Ended	Ended	June 30, 2007
	December 31, 2005	December 31, 2006	June 30, 2007	(As adjusted)(5)
	(In thousands, except ratio data)

Consolidated EBITDA(1)	$73,577	$83,998	$87,395
Consolidated total leverage to Consolidated EBITDA ratio (current maximum covenant level: 6.75)(2)	6.43	5.48	5.16
Consolidated EBITDA to consolidated net interest coverage ratio (current minimum covenant level: 1.50)(3)	10.87 (4)	1.88	2.00

(1)	We reconcile our Consolidated EBITDA for the trailing four quarters to net income for the same period using the same methods set forth above.

(2)	Consolidated total leverage ratio is defined in our senior credit facilities at the last day of any period of four consecutive fiscal quarters, as the ratio of (a) the principal amount of all debt at such date, minus the amount, up to a maximum amount of $30,000,000, of cash and cash equivalents to (b) Consolidated EBITDA.

(3)	Consolidated net interest coverage ratio is defined in our senior credit facilities as for any period, the ratio of (a) Consolidated EBITDA for such period to (b) total cash interest expense for such period with respect to all outstanding indebtedness minus total cash interest income for such period.

(4)	This ratio is not comparable because we did not incur debt under our existing senior credit facilities until November 2005 in connection with the Transaction.

(5)	As adjusted to give effect to the use of a portion of the net proceeds of this offering to redeem $71.75 million in original principal amount of our outstanding 11 3/4% senior subordinated notes at a redemption price of 111.75% of the principal amount, plus accrued and unpaid interest.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our common stock. If any of the following risks materializes, our business, financial condition and results of operations would suffer. The trading price of our common stock could decline as a result of any of these risks, and you might lose all or part of your investment in our common stock.

Risks Relating to Our Business

Our business is affected by changes in the state of the general economy and the financial markets, and a slowdown or downturn in the general economy or the financial markets could disproportionately affect the demand for our products and services.

Our clients include a range of organizations in the financial services industry whose success is intrinsically linked to the health of the economy generally and of the financial markets specifically. As a result, we believe that fluctuations, disruptions, instability or downturns in the general economy and the financial markets could disproportionately affect demand for our products and services. For example, such fluctuations, disruptions, instability or downturns may cause our clients to do the following:

•	cancel or reduce planned expenditures for our products and services;

•	seek to lower their costs by renegotiating their contracts with us;

•	move their IT solutions in-house;

•	switch to lower-priced solutions provided by our competitors; or

•	exit the industry.

If such conditions occur and persist, our business and financial results, including our liquidity and our ability to fulfill our obligations to the holders of our 11 3/4% senior subordinated notes due 2013, which we refer to as the notes or senior subordinated notes, and our other lenders, could be materially adversely affected.

Further or accelerated consolidations in the financial services industry could result in a decline in demand for our products and services.

If financial services firms continue to consolidate, as they have over the past decade, there could be a decline in demand for our products and services. For example, if a client merges with a firm using its own solution or another vendor’s solution, it could decide to consolidate its processing on a non-SS&C system. The resulting decline in demand for our products and services could have a material adverse effect on our revenues. For instance, in early 2007, a client that represented 5.5% of our revenues in 2006 announced that it had entered into a merger agreement. Although the proposed merger is subject to regulatory and shareholder approvals and the effect of the potential merger on our business is unknown, if that client were to stop using our products and services following the merger, it could cause a significant decrease in our revenues, at least in the short term.

We expect that our operating results, including our profit margins and profitability, may fluctuate over time.

Historically, our revenues, profit margins and other operating results have fluctuated from period to period and over time primarily due to the timing, size and nature of our license and service transactions. Additional factors that may lead to such fluctuation include:

•	the timing of the introduction and the market acceptance of new products, product enhancements or services by us or our competitors;

•	the lengthy and often unpredictable sales cycles of large client engagements;

•	the amount and timing of our operating costs and other expenses;

•	the financial health of our clients;

•	changes in the volume of assets under our clients’ management;

•	cancellations of maintenance and/or software-enabled services arrangements by our clients;

•	changes in local, national and international regulatory requirements;

•	changes in our personnel;

•	implementation of our licensing contracts and software-enabled services arrangements;

•	changes in economic and financial market conditions; and

•	changes in the mix in the types of products and services we provide.

If we are unable to retain and attract clients, our revenues and net income would remain stagnant or decline.

If we are unable to keep existing clients satisfied, sell additional products and services to existing clients or attract new clients, then our revenues and net income would remain stagnant or decline. A variety of factors could affect our ability to successfully retain and attract clients, including:

•	the level of demand for our products and services;

•	the level of client spending for information technology;

•	the level of competition from internal client solutions and from other vendors;

•	the quality of our client service;

•	our ability to update our products and services and develop new products and services needed by clients;

•	our ability to understand the organization and processes of our clients; and

•	our ability to integrate and manage acquired businesses.

We are currently subject to a consolidated shareholder class action lawsuit, the unfavorable outcome of which might have a material adverse impact on our financial condition, operating results and cash flows during the period in which a final outcome is reached.

In connection with the Acquisition, two lawsuits were filed in the Delaware Chancery Court against SS&C, members of the SS&C board of directors and, with respect to one lawsuit, SS&C Holdings. The lawsuits, which were subsequently consolidated, allege that the Acquisition benefited SS&C’s senior management at the expense of its public stockholders, that SS&C’s board breached its fiduciary duties and that the merger consideration paid to SS&C’s stockholders was inadequate and did not represent the best price available in the marketplace for SS&C. The parties to the consolidated lawsuit entered into a memorandum of understanding on October 18, 2005, in which SS&C agreed to make additional disclosures in connection with the approval of the Acquisition, and executed a settlement agreement on July 6, 2006. Under the settlement agreement, SS&C agreed to pay up to $350,000 of plaintiffs’ legal fees and expenses. However, the court disapproved the proposed settlement on November 29, 2006. In its opinion, the court criticized plaintiffs’ counsel’s handling of the litigation and raised questions regarding management’s involvement in the process leading up to the Acquisition. The parties are currently in discovery, and the court has set a trial date for July 2008. We face the expense and burden incurred in defending the lawsuit, which may divert our management’s efforts and attention from ordinary business operations. If the final resolution of this litigation is unfavorable to us, we may have to pay a substantial sum to SS&C’s former stockholders, which might materially adversely affect our financial condition, operating results and cash flows during the period in which a final outcome is reached if our existing insurance coverage is unavailable or inadequate to resolve the matter. Please see “Business — Legal Proceedings” for a discussion of the lawsuits.

We face significant competition with respect to our products and services, which may result in price reductions, reduced gross margins or loss of market share.

The market for financial services software and services is competitive, rapidly evolving and highly sensitive to new product and service introductions and marketing efforts by industry participants. The market is also highly fragmented and served by numerous firms that target only local markets or specific client types. We also face competition from information systems developed and serviced internally by the IT departments of financial services firms.

Some of our current and potential competitors have significantly greater financial, technical and marketing resources, generate higher revenues and have greater name recognition. Our current or potential competitors may develop products comparable or superior to those developed by us, or adapt more quickly to new technologies, evolving industry trends or changing client or regulatory requirements. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share. Accordingly, our business may not grow as expected and may decline.

Catastrophic events may adversely affect our ability to provide, our clients’ ability to use, and the demand for, our products and services, which may disrupt our business and cause a decline in revenues.

A war, terrorist attack, natural disaster or other catastrophe may adversely affect our business. A catastrophic event could have a direct negative impact on us or an indirect impact on us by, for example, affecting our clients, the financial markets or the overall economy and reducing our ability to provide, our clients’ ability to use, and the demand for, our products and services. The potential for a direct impact is due primarily to our significant investment in infrastructure. Although we maintain redundant facilities and have contingency plans in place to protect against both man-made and natural threats, it is impossible to fully anticipate and protect against all potential catastrophes. A computer virus, security breach, criminal act, military action, power or communication failure, flood, severe storm or the like could lead to service interruptions and data losses for clients, disruptions to our operations, or damage to important facilities. In addition, such an event may cause clients to cancel their agreements with us for our products or services. Any of these events could cause a decline in our revenues.

Our software-enabled services may be subject to disruptions that could adversely affect our reputation and result in client dissatisfaction and lost business.

Our software-enabled services maintain and process confidential data on behalf of our clients, some of which is critical to their business operations. For example, our trading systems maintain account and trading information for our clients and their customers. There is no guarantee that the systems and procedures that we maintain to protect against unauthorized access to such information are adequate to protect against all security breaches. If our software-enabled services are disrupted or fail for any reason, or if our systems or facilities are infiltrated or damaged by unauthorized persons, our clients could experience data loss, financial loss, harm to their reputation and significant business interruption. If that happens, we may be exposed to unexpected liability, our clients may leave, our reputation may be tarnished, and client dissatisfaction and lost business may result.

We may not achieve the anticipated benefits from our acquisitions and may face difficulties in integrating our acquisitions, which could adversely affect our revenues, subject us to unknown liabilities, increase costs and place a significant strain on our management.

We have made and intend in the future to make acquisitions of companies, products or technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. However, acquisitions could subject us to contingent or unknown liabilities, and we may have to incur debt or severance liabilities or write off investments, infrastructure costs or other assets.

Our success is also dependent on our ability to complete the integration of the operations of acquired businesses in an efficient and effective manner. Successful integration in the rapidly changing financial services software and services industry may be more difficult to accomplish than in other industries. We may not realize the benefits we anticipate from acquisitions, such as lower costs or increased revenues. We may also realize such benefits more slowly than anticipated, due to our inability to:

•	combine operations, facilities and differing firm cultures;

•	retain the clients or employees of acquired entities;

•	generate market demand for new products and services;

•	coordinate geographically dispersed operations and successfully adapt to the complexities of international operations;

•	integrate the technical teams of these companies with our engineering organization;

•	incorporate acquired technologies and products into our current and future product lines; and

•	integrate the products and services of these companies with our business, where we do not have distribution, marketing or support experience for such products and services.

Integration may not be smooth or successful. The inability of management to successfully integrate the operations of acquired companies could disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our operating results or financial condition. Such acquisitions may also place a significant strain on our administrative, operational, financial and other resources. To manage growth effectively, we must continue to improve our management and operational controls, enhance our reporting systems and procedures, integrate new personnel and manage expanded operations. If we are unable to manage our growth and the related expansion in our operations from recent and future acquisitions, our business may be harmed through a decreased ability to monitor and control effectively our operations and a decrease in the quality of work and innovation of our employees.

If we cannot attract, train and retain qualified managerial, technical and sales personnel, we may not be able to provide adequate technical expertise and customer service to our clients or maintain focus on our business strategy.

We believe that our success is due in part to our experienced management team. We depend in large part upon the continued contribution of our senior management and, in particular, William C. Stone, our Chief Executive Officer and Chairman of the Board of Directors. Losing the services of one or more members of our senior management could significantly delay or prevent the achievement of our business objectives. Mr. Stone has been instrumental in developing our business strategy and forging our business relationships since he founded the company in 1986. We maintain no key man life insurance policies for Mr. Stone or any other senior officers or managers.

Our success is also dependent upon our ability to attract, train and retain highly skilled technical and sales personnel. Loss of the services of these employees could materially affect our operations. Competition for qualified technical personnel in the software industry is intense, and we have, at times, found it difficult to attract and retain skilled personnel for our operations.

Locating candidates with the appropriate qualifications, particularly in the desired geographic location and with the necessary subject matter expertise, is difficult. Our failure to attract and retain a sufficient number of highly skilled employees could prevent us from developing and servicing our products at the same levels as our competitors and we may, therefore, lose potential clients and suffer a decline in revenues.

If we are unable to protect our proprietary technology, our success and our ability to compete will be subject to various risks, such as third-party infringement claims, unauthorized use of our technology, disclosure of our proprietary information or inability to license technology from third parties.

Our success and ability to compete depends in part upon our ability to protect our proprietary technology. We rely on a combination of trade secret, copyright and trademark law, nondisclosure agreements and technical measures to protect our proprietary technology. We have registered trademarks for some of our products and will continue to evaluate the registration of additional trademarks as appropriate. We generally enter into confidentiality and/or license agreements with our employees, distributors, clients and potential clients. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. These efforts may be insufficient to prevent third parties from asserting intellectual property rights in our technology. Furthermore, it may be possible for unauthorized third parties to copy portions of our products or to reverse engineer or otherwise obtain and use our proprietary information, and third parties may assert ownership rights in our proprietary technology.

Existing patent and copyright laws afford only limited protection. Others may develop substantially equivalent or superseding proprietary technology, or competitors may offer equivalent products in competition with our products, thereby substantially reducing the value of our proprietary rights. We cannot be sure that our proprietary technology does not include open-source software, free-ware, share-ware or other publicly available technology. There are many patents in the financial services field. As a result, we are subject to the risk that others will claim that the important technology we have developed, acquired or incorporated into our products will infringe the rights, including the patent rights, such persons may hold. Third parties also could claim that our software incorporates publicly available software and that, as a result, we must publicly disclose our source code. Because we rely on confidentiality for protection, such an event could result in a material loss of our intellectual property rights. Expensive and time-consuming litigation may be necessary to protect our proprietary rights.

We have acquired and may acquire important technology rights through our acquisitions and have often incorporated and may incorporate features of this technology across many products and services. As a result, we are subject to the above risks and the additional risk that the seller of the technology rights may not have appropriately protected the intellectual property rights we acquired. Indemnification and other rights under applicable acquisition documents are limited in term and scope and therefore provide us with only limited protection.

In addition, we currently use certain third-party software in providing our products and services, such as industry standard databases and report writers. If we lost our licenses to use such software or if such licenses were found to infringe upon the rights of others, we would need to seek alternative means of obtaining the licensed software to continue to provide our products or services. Our inability to replace such software, or to replace such software in a timely manner, could have a negative impact on our operations and financial results.

We could become subject to litigation regarding intellectual property rights, which could seriously harm our business and require us to incur significant costs, which, in turn, could reduce or eliminate profits.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. While we are not currently a party to any litigation asserting that we have violated third-party intellectual property rights, we may be a party to litigation in the future to enforce our intellectual property rights or as a result of an allegation that we infringe others’ intellectual property rights, including patents, trademarks and copyrights. From time to time we have received notices claiming our technology may infringe third-party intellectual property rights. Any parties asserting that our products or services infringe upon their proprietary rights could force us to defend ourselves and possibly our clients against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, could be time-consuming and expensive to resolve, adversely affect our revenues, profitability and prospects and divert management time and attention away from our operations. We may be required to re-engineer our products or services or obtain a license of third-party technologies on unfavorable terms.

Our failure to continue to derive substantial revenues from the licensing of, or the provision of software-enabled services relating to, our CAMRA, TradeThru, Pacer, AdvisorWare and Total Return software, and the provision of maintenance and professional services in support of such licensed software, could adversely affect our ability to sustain or grow our revenues and harm our business, financial condition and results of operations.

The licensing of, and the provision of software-enabled services, maintenance and professional services relating to, our CAMRA, TradeThru, Pacer, AdvisorWare and Total Return software accounted for approximately 51% of our revenues for the year ended December 31, 2006. We expect that the revenues from these software products and services will continue to account for a significant portion of our total revenues for the foreseeable future. As a result, factors adversely affecting the pricing of or demand for such products and services, such as competition or technological change, could have a material adverse effect on our ability to sustain or grow our revenues and harm our business, financial condition and results of operations.

We may be unable to adapt to rapidly changing technology and evolving industry standards and regulatory requirements, and our inability to introduce new products and services could result in a loss of market share.

Rapidly changing technology, evolving industry standards and regulatory requirements and new product and service introductions characterize the market for our products and services. Our future success will depend in part upon our ability to enhance our existing products and services and to develop and introduce new products and services to keep pace with such changes and developments and to meet changing client needs. The process of developing our software products is extremely complex and is expected to become increasingly complex and expensive in the future due to the introduction of new platforms, operating systems and technologies. Our ability to keep up with technology and business and regulatory changes is subject to a number of risks, including that:

•	we may find it difficult or costly to update our services and software and to develop new products and services quickly enough to meet our clients’ needs;

•	we may find it difficult or costly to make some features of our software work effectively and securely over the Internet or with new or changed operating systems;

•	we may find it difficult or costly to update our software and services to keep pace with business, evolving industry standards, regulatory and other developments in the industries where our clients operate; and

•	we may be exposed to liability for security breaches that allow unauthorized persons to gain access to confidential information stored on our computers or transmitted over our network.

Our failure to enhance our existing products and services and to develop and introduce new products and services to promptly address the needs of the financial markets could adversely affect our business and results of operations.

Undetected software design defects, errors or failures may result in loss of our clients’ data, litigation against us and harm to our reputation and business.

Our software products are highly complex and sophisticated and could contain design defects or software errors that are difficult to detect and correct. Errors or bugs may result in loss of client data or require design modifications. We cannot assure you that, despite testing by us and our clients, errors will not be found in new products, which errors could result in data unavailability, loss or corruption of client assets, litigation and other claims for damages against us. The cost of defending such a lawsuit, regardless of its merit, could be substantial and could divert management’s attention from ongoing operations of the company. In addition, if our business liability insurance coverage proves inadequate with respect to a claim or future coverage is unavailable on acceptable terms or at all we may be liable for payment of substantial damages. Any or all of these potential consequences could have an adverse impact on our operating results and financial condition.

Challenges in maintaining and expanding our international operations can result in increased costs, delayed sales efforts and uncertainty with respect to our intellectual property rights and results of operations.

For the years ended December 31, 2004, 2005 and 2006, international revenues accounted for 22%, 37% and 40%, respectively, of our total revenues. We sell certain of our products, such as Altair, Mabel and Pacer, primarily outside the United States. Our international business may be subject to a variety of risks, including:

•	changes in a specific country’s or region’s political or economic condition;

•	difficulties in obtaining U.S. export licenses;

•	potentially longer payment cycles;

•	increased costs associated with maintaining international marketing efforts;

•	foreign currency fluctuations;

•	the introduction of non-tariff barriers and higher duty rates;

•	foreign regulatory compliance; and

•	difficulties in enforcement of third-party contractual obligations and intellectual property rights.

Such factors could have a material adverse effect on our ability to meet our growth and revenue projections and negatively affect our results of operations.

Risks Relating to Our Substantial Indebtedness

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under our 11 3/4% senior subordinated notes due 2013 and our senior credit facilities.

We have incurred a significant amount of indebtedness. As of June 30, 2007, we had total indebtedness of $463.8 million and additional available borrowings of $75.0 million under our revolving credit facility. Our total indebtedness consisted of $205.0 million of 11 3/4% senior subordinated notes due 2013 and $258.8 million of secured indebtedness under our term loan B facility.

Our substantial indebtedness could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our notes and our senior credit facilities;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund acquisitions, working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	increase our vulnerability to and limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	expose us to the risk of increased interest rates as borrowings under our senior credit facilities are subject to variable rates of interest;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

In addition, the indenture governing the notes and the agreement governing our senior credit facilities contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

We are obligated to make periodic principal and interest payments on our senior and subordinated debt of approximately $46 million annually. Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior credit facilities and the notes, on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial financial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future because the terms of the indenture governing the notes and our senior credit facilities do not fully prohibit us or our subsidiaries from doing so. Subject to covenant compliance and certain conditions, our senior credit facilities permit additional borrowing, including borrowing up to $75.0 million under our revolving credit facility. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

Restrictive covenants in the indenture governing the notes and the agreement governing our senior credit facilities may restrict our ability to pursue our business strategies.

The indenture governing the notes and the agreement governing our senior credit facilities limit SS&C’s ability, among other things, to:

•	incur additional indebtedness;

•	sell assets, including capital stock of restricted subsidiaries;

•	agree to payment restrictions affecting SS&C’s restricted subsidiaries;

•	pay dividends;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of SS&C’s assets;

•	make strategic acquisitions;

•	enter into transactions with SS&C’s affiliates;

•	incur liens; and

•	designate any of SS&C’s subsidiaries as unrestricted subsidiaries.

In addition, our senior credit facilities include other covenants which, subject to permitted exceptions, prohibit us from making capital expenditures in excess of certain thresholds, making investments, loans and other advances, engaging in sale-leaseback transactions, entering into speculative hedging agreements, and prepaying our other indebtedness while indebtedness under our senior credit facilities is outstanding. The agreement governing our senior credit facilities also requires us to maintain compliance with specified financial ratios, particularly a leverage ratio and an interest coverage ratio. Our ability to comply with these ratios may be affected by events beyond our control. See “Description of Certain Indebtedness — Senior Credit Facilities” for additional information.

The restrictions contained in the indenture governing the notes and the agreement governing our senior credit facilities could limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans.

A breach of any of these restrictive covenants or our inability to comply with the required financial ratios could result in a default under the agreement governing our senior credit facilities. If a default occurs, the lenders under our senior credit facilities may elect to:

•	declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable; or

•	prevent us from making payments on the notes,

either of which would result in an event of default under the notes. The lenders also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under our senior credit facilities also have the right to proceed against the collateral, including our available cash, granted to them to secure the indebtedness. If the indebtedness under our senior credit facilities and the notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our senior credit facilities will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture governing the notes.

Risks Relating to This Offering and Ownership of Our Common Stock

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock listed on the NASDAQ Global Market, an active and liquid trading market for shares of our common stock may never develop or be sustained following this offering. If no trading market develops, securities analysts may not initiate or maintain research coverage of our company, which could further depress the market for our common stock. As a result, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	failure of any of our products to achieve or maintain market acceptance;

•	changes in market valuations of similar companies;

•	success of competitive products;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	announcements by us or our competitors of significant products, contracts, acquisitions or strategic alliances;

•	regulatory developments in the United States, foreign countries or both;

•	litigation involving our company, our general industry or both;

•	additions or departures of key personnel;

•	investors’ general perception of us; and

•	changes in general economic, industry and market conditions.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in “Underwriting.” These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have          shares of common stock outstanding based on the number of shares outstanding as of July 31, 2007. This includes the           shares that we and the selling stockholders are selling in this offering, which may be resold in the public market immediately. The remaining           shares, or     % of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under federal securities laws, in the near future as set forth below.

Number of Shares and	Date Available for Sale
% of Total Outstanding	Into Public Market

shares, or %	On the date of this prospectus.
shares, or %	90 days after the date of this prospectus.
shares, or %	180 days after the date of this prospectus, subject to extension in specified instances, due to lock-up agreements between the holders of these shares and the underwriters. However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time.
shares, or %	Between 181 and 365 days after the date of this prospectus, depending on the requirements of the federal securities laws.

In addition, as of July 31, 2007, there were 1,622,950 shares subject to outstanding options and an additional 170,641 shares reserved for future issuance under our 2006 equity incentive plan that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, which we refer to as the Securities Act. Moreover, after this offering, holders of an aggregate of           shares of our common stock as of July 31, 2007, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions imposed on our affiliates under Rule 144.

You will incur immediate and substantial dilution in the net tangible book value of your shares as a result of this offering.

If you purchase common stock in this offering, you will incur immediate and substantial dilution of $      per share, representing the difference between the assumed initial public offering price of $      per share and our adjusted net tangible book value per share after giving effect to this offering. Moreover, we issued options in the past to acquire common stock at prices significantly below the initial public offering price. As of July 31, 2007, there were 1,622,950 shares subject to outstanding options with a weighted average exercise price of $57.80 per share. To the extent that these outstanding options are ultimately exercised, you will incur further dilution.

A few significant stockholders control the direction of our business. If the ownership of our common stock continues to be highly concentrated, it will prevent you and other stockholders from influencing significant corporate decisions.

Following the completion of this offering, investment funds affiliated with Carlyle will beneficially own approximately     % of the outstanding shares of our common stock, and William C. Stone will beneficially own approximately     % of the outstanding shares of our common stock, assuming that the underwriters do not exercise their option to purchase additional shares. We are also party to a stockholders agreement with Carlyle and Mr. Stone, pursuant to which Carlyle and Mr. Stone have agreed to vote in favor of nominees to our board of directors nominated by each other. As a result, Carlyle and Mr. Stone will continue to exercise control over matters requiring stockholder approval and our policy and affairs. See “Certain Relationships and Related Transactions — Stockholders Agreement.”

The presence of Carlyle’s nominees on our board of directors may result in a delay or the deterrence of possible changes in control of our company, which may reduce the market price of our common stock. The interests of our existing stockholders may conflict with the interests of our other stockholders. Additionally,

Carlyle and its affiliates are in the business of making investments in companies, and may from time to time in the future acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or clients of ours.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of a portion of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Provisions in our certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	limitations on the removal of directors;

•	a classified board of directors so that not all members of our board are elected at one time;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to call special meetings;

•	the ability of our board of directors to make, alter or repeal our bylaws; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used to institute a rights plan, or a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

See “Description of Capital Stock” for additional information on the anti-takeover measures applicable to us.

As a result of our operating as a public company, our management will be required to devote substantial time to new compliance initiatives. This may divert management’s attention from the growth and operation of the business.

The Sarbanes-Oxley Act of 2002, and rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ Stock Market, impose a number of requirements on public companies,

including provisions regarding corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial additional costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we will need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we expend significant management time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common stock could decline and we could be subject to sanctions or investigations by the NASDAQ Global Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

FORWARD-LOOKING STATEMENTS

This prospectus includes statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, technology and strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

The following listing represents some, but not all, of the factors that may cause actual results to differ from those anticipated or predicted:

•	the effect of a slowdown or downturn in the general economy or the financial markets;

•	the effect of any further or accelerated consolidations in the financial services industry;

•	our ability to retain and attract clients and key personnel;

•	the integration of acquired businesses;

•	our ability to continue to derive substantial revenues from the licensing of, or provision of software-enabled services relating to, certain of our licensed software, and the provision of maintenance and professional services in support of such licensed software;

•	our ability to adapt to rapidly changing technology and evolving industry standards, and our ability to introduce new products and services;

•	challenges in maintaining and expanding our international operations;

•	the effects of war, terrorism and other catastrophic events;

•	the risk of increased interest rates due to the variable rates of interest on certain of our indebtedness; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

You should also carefully read the factors described in the “Risk Factors” section of this prospectus to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.

Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements except as required by law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We estimate that we will receive approximately $      million in net proceeds from the           shares of common stock that we are offering based upon an assumed initial public offering price of $      per share, the midpoint of the estimated price range shown on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $      would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same. We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders.

We currently intend to use:

•	a portion of our net proceeds from this offering to redeem up to $71.75 million in principal amount of our outstanding notes, at a redemption price of 111.75% of the principal amount, plus accrued and unpaid interest; and

•	the balance of our net proceeds from this offering for working capital and other general corporate purposes, including potential acquisitions.

We believe opportunities may exist from time to time to expand our current business through acquisitions of complementary companies, products or technologies. While we have no current plans for any specific acquisitions at this time, we may use a portion of the net proceeds for these purposes.

Under the terms of the indenture governing our notes, we are permitted to use our net proceeds from this offering to redeem additional outstanding notes at a redemption price of 111.75%, plus accrued and unpaid interest, subject to an overall requirement that we may not redeem more than 35% of the aggregate principal amount of notes originally issued. As a result, we are permitted to redeem up to $71.75 million in principal amount of notes with a portion of our net proceeds from this offering. We have not yet determined the amount of notes we will redeem with a portion of our net proceeds from this offering. The amount we redeem will depend on the amount of our proceeds from this offering, our anticipated cash resources and needs and other factors we consider relevant. If we redeem the maximum amount, we will redeem $71.75 million in principal amount of notes for $80.18 million in cash, plus accrued and unpaid interest. This redemption will result in a loss on extinguishment of debt of approximately $8.4 million in the period in which the notes are redeemed. Additionally, we will incur a non-cash charge of approximately $2.2 million relating to the write-off of deferred financing fees attributable to the redeemed notes. For each $1.0 million decrease in the principal amount redeemed, we will pay $1.12 million less in cash.

We have not yet determined with any certainty the manner in which we will allocate our net proceeds from this offering, and as a result management will retain broad discretion in the allocation and use of the net proceeds. The amounts and timing of our expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, potential acquisitions, competitive developments and the rate of growth, if any, of our business. For example, if we were to expand our operations more rapidly than anticipated by our current plans, a greater portion of the net proceeds would likely be used for working capital. Alternatively, if we were to engage in an acquisition that contained a significant cash component, some or all of the net proceeds might be used for that purpose.

Pending any use, as described above, we plan to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Our ability to pay dividends to holders of our common stock is limited as a practical matter by our senior credit facilities and the indenture governing our notes, insofar as we may seek to pay dividends out of funds made available to us by our subsidiaries, because our debt instruments directly or indirectly impose certain limitations on our subsidiaries’ ability to pay dividends or make loans to us. Any future determination to pay dividends on our common stock is subject to the discretion of our board of directors and will depend upon various factors, including our results of operations, financial condition, liquidity requirements, restrictions that may be imposed by applicable law and our contracts, and other factors deemed relevant by our board of directors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and note 6 to our consolidated financial statements included elsewhere in this prospectus.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2007, as follows:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of shares of common stock that we are offering at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the use of a portion of the net proceeds thereof to redeem $71.75 million in original principal amount of our outstanding 11 3/4% senior subordinated notes due 2013 at a redemption price of 111.75% of the principal amount, plus accrued and unpaid interest.

You should read the following table in conjunction with our consolidated financial statements and the accompanying notes and the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of June 30, 2007
	Actual	As Adjusted
	(In thousands)

Cash and cash equivalents	$13,210	$

Senior credit facilities	$258,757	$
11 3/4% senior subordinated notes due 2013	205,000

Total debt, including current portion	463,757

Stockholders’ equity:
Common stock, par value $0.01 per share; 10,000 shares authorized, 7,088 shares issued, actual; shares authorized, shares issued, as adjusted	71
Additional paid-in capital	564,064
Accumulated other comprehensive income	21,989
Retained earnings	674
Less: cost of common stock in treasury, 1 share	(76)

Total stockholders’ equity	586,722

Total capitalization, including current portion of long-term debt	$1,050,479	$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $     , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The preceding table excludes:

•	1,625,355 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2007 at a weighted average exercise price of $57.83 per share; and

•	168,236 shares of common stock reserved as of June 30, 2007 for future issuance under our 2006 equity incentive plan.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the net tangible book value per share of common stock immediately after this offering.

Our net tangible book value as of June 30, 2007 was $      million, or $      per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding.

After giving effect to our sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of June 30, 2007 would have been approximately $      million, or approximately $      per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $      per share and an immediate dilution to new investors of $      per share. Dilution per share to new investors is determined by subtracting the net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates the per share dilution without giving effect to the over-allotment option granted to the underwriters:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2007	$
Increase per share attributable to new investors

Net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net tangible book value per share after this offering by approximately $      and dilution per share to new investors by approximately $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2007, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon an assumed initial public offering price of $      per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%	$		%	$
New investors

Total			%	$		%

The preceding discussion and table assume no exercise of outstanding stock options as of June 30, 2007. As of June 30, 2007, we had outstanding options to purchase a total of 1,625,355 shares of common stock at a weighted average exercise price of $57.83 per share. To the extent any of these options are exercised, there will be further dilution to new investors.

If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to , or approximately %, of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes. The selected consolidated financial data as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 2005 and 2006 and for the fiscal year ended December 31, 2004, for the periods from January 1, 2005 through November 22, 2005 and from November 23, 2005 through December 31, 2005, and for the fiscal year ended December 31, 2006 have been derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The selected consolidated financial data as of December 31, 2002, 2003 and 2004 and for the fiscal years ended December 31, 2002 and 2003 have been derived from audited consolidated financial statements not included in this prospectus.

On November 23, 2005, SS&C Holdings acquired SS&C through the merger of Sunshine Merger Corporation, a wholly owned subsidiary of SS&C Holdings, with and into SS&C, with SS&C being the surviving company and a wholly owned subsidiary of SS&C Holdings. We refer to the acquisition of SS&C by SS&C Holdings as the “Acquisition.” We refer to the Acquisition, together with related transactions entered into to finance the cash consideration for the Acquisition, to refinance certain of our existing indebtedness and to pay related transaction fees and expenses, as the “Transaction.”

The term “Successor” refers to us following the Acquisition, and the term “Predecessor” refers to us prior to the Acquisition. Our combined results of operations for the year ended December 31, 2005 represent the addition of the Predecessor period from January 1, 2005 through November 22, 2005 and the Successor period from November 23, 2005 through December 31, 2005. This combination does not comply with generally accepted accounting principles or with the rules for pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” for a discussion of the presentation of our results for the year ended December 31, 2005 on a combined basis.

The selected consolidated financial information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our consolidated financial statements and the accompanying notes.

	Predecessor				Successor	Combined	Successor
				Period from	Period from
				January 1,	November 23,	Year	Year
				2005 through	2005 through	Ended	Ended	Six Months Ended
	Year Ended December 31,			November 22,	December 31,	December 31,	December 31,	June 30,
	2002	2003	2004	2005	2005	2005	2006	2006	2007
	(In thousands, except per share and percentage data)

Statement of operations data:
Revenues:
Software licenses	$15,631	$14,233	$17,250	$20,147	$3,587	$23,734	$22,925	$10,362	$11,494
Maintenance	27,850	31,318	36,433	44,064	3,701	47,765	55,222	26,348	30,233
Professional services	6,326	6,757	11,320	12,565	2,520	15,085	19,582	10,128	9,043
Software-enabled services	12,627	13,223	30,885	67,193	7,857	75,050	107,740	52,182	65,472

Total revenues	62,434	65,531	95,888	143,969	17,665	161,634	205,469	99,020	116,242
Cost of revenues:
Software licenses	1,316	1,788	2,258	2,963	856	3,819	9,216	4,548	4,781
Maintenance	5,640	6,248	8,462	10,393	1,499	11,892	20,415	9,863	13,108
Professional services	5,412	4,387	6,606	7,849	861	8,710	12,575	6,293	7,022
Software-enabled services	8,621	8,003	16,444	37,799	4,411	42,210	57,810	27,097	36,839

Total cost of revenues	20,989	20,426	33,770	59,004	7,627	66,631	100,016	47,801	61,750

Gross profit	41,445	45,105	62,118	84,965	10,038	95,003	105,453	51,219	54,492

Operating expenses:
Selling and marketing	9,078	8,393	10,734	13,134	1,364	14,498	17,598	7,895	9,283
Research and development	11,760	11,180	13,957	19,199	2,071	21,270	23,620	11,804	13,037
General and administrative	7,721	7,154	8,014	11,944	1,140	13,084	20,366	8,753	11,527
Write-off of purchased in-process research and development	1,744	—	—	—	—	—	—	—	—
Merger costs	—	—	—	36,912	—	36,912	—	—	—

Total operating expenses	30,303	26,727	32,705	81,189	4,575	85,764	61,584	28,452	33,847

Operating income	11,142	18,378	29,413	3,776	5,463	9,239	43,869	22,767	20,645
Interest income	1,431	912	1,528	1,031	30	1,061	388	229	209
Interest expense			—	(2,092)	(4,920)	(7,012)	(47,427)	(23,502)	(22,764)
Other income (expense), net	(273)	47	99	655	258	913	456	827	580

Income (loss) before income taxes	12,300	19,337	31,040	3,370	831	4,201	(2,714)	321	(1,330)
Provision (benefit) for income taxes	4,995	7,541	12,030	2,658	—	2,658	(3,789)	(1,240)	(98)

Net income (loss)	$7,305	$11,796	$19,010	$712	$831	$1,543	$1,075	1,561	(1,232)

Earnings (loss) per share(1)
Basic	$0.38	$0.63	$0.90	$0.03	$0.12		$0.15	$0.22	$(0.17)

Diluted	$0.36	$0.59	$0.84	$0.03	$0.11		$0.15	$0.21	$(0.17)

Weighted average shares outstanding(1)
Basic	19,473	18,617	21,185	23,300	7,075		7,079	7,077	7,088
Diluted	20,531	19,832	22,499	24,478	7,314		7,316	7,314	7,088

Statement of cash flows data:
Net cash provided by (used in):
Operating activities	$15,495	$23,711	$28,524	$32,116	$4,915		$30,709	$16,801	$22,748
Investment activities	(2,738)	(15,321)	(89,220)	(110,495)	(877,261)		(18,626)	(13,442)	(8,770)
Financing activities	(23,290)	(12,081)	74,074	69,161	868,655		(16,427)	(4,699)	(12,796)

Other financial data:
Recurring revenue percentage(2)	64.8%	68.0%	70.2%	77.3%	65.4%	76.0%	79.3%	79.3%	82.3%
Consolidated EBITDA(3)				$64,989	$8,588	$73,577	$83,998	$40,979	$44,182

Balance sheet data (at period end):
Cash, cash equivalents and marketable securities	$41,719	$52,381	$130,835		$15,584		$11,718		$13,210
Working capital (deficit)	36,699	42,009	116,418		7,283		(1,312)		3,488
Total assets	75,480	82,585	185,663		1,176,371		1,152,521		1,177,600
Long-term debt	—	—	—		478,143		466,235		461,077
Total stockholders’ equity	57,270	61,588	156,094		557,133		563,132		586,722

(1)	Amounts for the Predecessor periods are computed based upon the capital structure in existence prior to the Acquisition. Amounts for the Successor periods are computed based upon the capital structure in existence subsequent to the Acquisition.

(2)	Recurring revenue percentage represents software-enabled services revenues and maintenance revenues as a percentage of total revenues. We do not believe that the recurring revenue percentage for the Successor period of 2005 is meaningful because such period is only five weeks in duration and not indicative of our overall trends.

(3)	Consolidated EBITDA is a non-GAAP financial measure used in certain covenants contained in the indenture governing our senior subordinated notes and in our senior credit facilities. Consolidated EBITDA is defined as earnings before interest, taxes, depreciation and amortization (EBITDA), further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under the indenture and our senior credit facilities. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Consolidated EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financing covenants and to provide investors with supplemental measures of our operating performance and liquidity. Consolidated EBITDA is not presented for the years ended December 31, 2002, 2003 and 2004 because we did not have any senior credit facilities that required the calculation of Consolidated EBITDA for those years.

Management uses Consolidated EBITDA as a performance metric for internal monitoring and planning purposes, including the preparation of our annual operating budget and monthly operating reviews, as well as to facilitate analysis of investment decisions.

Consolidated EBITDA also allows investors to evaluate our operating performance exclusive of financing costs and depreciation policies. In addition to its use to monitor performance trends, Consolidated EBITDA enables management and investors to compare our performance with the performance of our peers.

The breach of covenants in our senior credit facilities that are tied to ratios based on Consolidated EBITDA could result in a default under that agreement, in which case the lenders could elect to declare all amounts borrowed due and payable. Any such acceleration would also result in a default under our indenture. Additionally, under our debt agreements, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on Consolidated EBITDA.

Consolidated EBITDA does not represent net income (loss) or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. While Consolidated EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation. Consolidated EBITDA does not reflect the impact of earnings or charges resulting from matters that we may consider not to be indicative of our ongoing operations. In particular, the definition of Consolidated EBITDA in the senior credit facilities allows us to add back certain non-cash, extraordinary, unusual or non-recurring charges that are deducted in calculating net income (loss). However, these are expenses that may recur, vary greatly and are difficult to predict. Further, our debt instruments require that Consolidated EBITDA be calculated for the most recent four fiscal quarters. As a result, the measure can be disproportionately affected by a particularly strong or weak quarter. Further, it may not be comparable to the measure for any subsequent four-quarter period or any complete fiscal year.

Consolidated EBITDA is not a recognized measurement under GAAP. When evaluating our operating performance or liquidity, investors should not consider Consolidated EBITDA in isolation of, or as a substitute for, measures of our financial performance and liquidity as determined in accordance with GAAP, such as net income, operating income or net cash provided by operating activities. Consolidated EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. Because other companies may calculate Consolidated EBITDA differently than we do, Consolidated EBITDA may not be comparable to similarly titled measures reported by other companies.

The following is a reconciliation of net income, which is a GAAP measure of our operating results, to Consolidated EBITDA as defined in our senior credit facilities.

	Predecessor	Successor	Combined	Successor
		Period
	Period	from			Twelve
	from	November 23,			Months
	January 1	2005	Year	Year	Ended
	through	through	Ended	Ended	June	Six Months
	November 22,	December 31,	December 31,	December 31,	30,	Ended June 30,
	2005	2005	2005	2006	2007(a)	2006	2007
	(In thousands)
Net income (loss)	$712	$831	$1,543	$1,075	$(1,718)	$1,561	$(1,232)
Interest expense (income), net	1,061	4,890	5,951	47,039	46,320	23,273	22,555
Income taxes	2,658	—	2,658	(3,789)	(2,647)	(1,240)	(98)
Depreciation and amortization	9,575	2,301	11,876	27,128	30,969	13,372	17,213

EBITDA	14,006	8,022	22,028	71,453	72,924	36,966	38,438
Purchase accounting adjustments(b)	—	616	616	3,017	323	2,555	(139)
Merger costs	36,912	—	36,912	—	—	—	—
Capital-based taxes	—	—	—	1,841	1,625	880	664
Unusual or non-recurring charges(c)	(737)	(242)	(979)	1,485	1,914	(670)	(241)
Acquired EBITDA and cost savings(d)	14,808	85	14,893	1,147	729	748	135
Stock-based compensation	—	—	—	3,871	8,411	—	4,540
Other(e)	—	107	107	1,184	1,469	500	785

Consolidated EBITDA	$64,989	$8,588	$73,577	$83,998	$87,395	$40,979	$44,182

(a)	Results for the twelve months ended June 30, 2007 are included because our senior credit facilities require the calculation of our consolidated total leverage and consolidated net interest coverage ratio for the prior four consecutive quarters. With the exception of acquired EBITDA and cost savings, our results for the twelve months ended June 30, 2007 are calculated based on our results for the year ended December 31, 2006, in addition to our results for the six months ended June 30, 2007, less our results for the six months ended June 30, 2006. Acquired EBITDA and cost savings for the twelve months ended June 30, 2007 reflects the EBITDA impact of significant businesses that were acquired during this period as if the acquisitions occurred as of July 1, 2006 and cost savings to be realized from such acquisitions.

(b)	Purchase accounting adjustments include (1) an adjustment to increase revenues by the amount that would have been recognized if deferred revenue were not adjusted to fair value and (2) an adjustment to increase rent expense by the amount that would have been recognized if lease obligations were not adjusted to fair value, at the date of the Transaction.

(c)	Unusual or non-recurring charges include foreign currency gains and losses, gains and losses on the sales of marketable securities, proceeds from legal settlements, costs associated with the closing of a regional office and other one-time expenses.

(d)	Acquired EBITDA and cost savings reflects the EBITDA impact of significant businesses that were acquired during the period as if the acquisition occurred at the beginning of the period and cost savings to be realized from such acquisitions.

(e)	Other includes management fees paid to Carlyle and the non-cash portion of straight-line rent expense.

Consolidated EBITDA and Consolidated Leverage Ratios

Our senior credit facilities require us to maintain both a maximum consolidated total leverage to Consolidated EBITDA ratio (currently no more than 6.75) and a minimum Consolidated EBITDA to consolidated net interest ratio (currently not less than 1.50) in each case calculated for the trailing four quarters.

The table below summarizes our Consolidated EBITDA, consolidated total leverage ratio and consolidated net interest coverage ratio for the periods presented.

	Combined		Successor
					Twelve Months
	Twelve Months		Twelve Months	Twelve Months	Ended
	Ended		Ended	Ended	June 30, 2007
	December 31, 2005		December 31, 2006	June 30, 2007	(As Adjusted)(5)
	(In thousands, except ratio data)

Consolidated EBITDA(1)	$73,577		$83,998	$87,395
Consolidated total leverage to Consolidated EBITDA ratio (current maximum covenant level: 6.75)(2)	6.43		5.48	5.16
Consolidated EBITDA to consolidated net interest coverage ratio (current minimum covenant level: 1.50)(3)	10.87	(4)	1.88	2.00

(1)	We reconcile our Consolidated EBITDA for the trailing four quarters to net income for the same period using the same methods set forth above.

(2)	Consolidated total leverage ratio is defined in our senior credit facilities at the last day of any period of four consecutive fiscal quarters, as the ratio of (a) the principal amount of all debt at such date, minus the amount, up to a maximum amount of $30,000,000 of cash and cash equivalents to (b) Consolidated EBITDA.

(3)	Consolidated net interest coverage ratio is defined in our senior credit facilities as for any period, the ratio of (a) Consolidated EBITDA for such period to (b) total cash interest expense for such period with respect to all outstanding indebtedness minus total cash interest income for such period.

(4)	This ratio is not comparable because we did not incur debt under our existing senior credit facilities until November 2005 in connection with the Transaction.

(5)	As adjusted to give effect to the use of a portion of the net proceeds of this offering to redeem $71.75 million in original principal amount of our outstanding 11 3/4% senior subordinated notes at a redemption price of 111.75% of the principal amount, plus accrued and unpaid interest.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” section and elsewhere in this prospectus.

Overview

We are a leading provider of mission-critical, sophisticated software products and software-enabled services that allow financial services providers to automate complex business processes and effectively manage their information processing requirements. Our portfolio of software products and rapidly deployable software-enabled services allows our clients to automate and integrate front-office functions such as trading and modeling, middle-office functions such as portfolio management and reporting, and back-office functions such as accounting, performance measurement, reconciliation, reporting, processing and clearing. Our solutions enable our clients to focus on core operations, better monitor and manage investment performance and risk, improve operating efficiency and reduce operating costs. We provide our solutions globally to more than 4,000 clients, principally within the institutional asset management, alternative investment management and financial institutions sectors.

In 2006 and the first half of 2007, we accomplished four primary objectives: entered new markets and expanded our presence in current markets, increased our recurring revenues, enhanced our operating income and paid down debt and reduced our debt leverage.

Through two acquisitions in 2006, we expanded our presence in the alternative investment market and entered the financial services training market. In March 2006, we acquired Cogent Management Inc., a provider of services to the alternative investment management market. We combined the Cogent business with our SS&C Fund Services business and increased our presence in this market. In August 2006, we acquired the assets of Zoologic Inc., a provider of web-based courseware and training for the financial services industry. We further expanded our services in the alternative investment market in March 2007 when we acquired the assets of Northport LLC. In 2005, we expanded our presence in the international market with both the acquisition of FMC, which had operations in both London and Australia and the acquisition of MarginMan, which had operations in Ireland. In 2006, we expanded our alternative asset market services into our European operations. Since the beginning of 2005, our headcount outside North America has increased by approximately 50 employees or 100%, and we expect it will continue to increase in future periods. As a result, our revenue outside of North America has increased from $21.2 million in 2004 to $47.2 million in 2006.

As we have expanded our business, we have focused on increasing our contractually recurring revenues, which include maintenance revenues and software-enabled services revenues. We have seen increased demand in the financial services industry for our software-enabled services. This demand has been both from existing customers increasing services they purchase from us and from selling our services to new customers. To support that demand, we have taken a number of steps, such as automating our software-enabled services delivery methods, providing our employees with sales incentives and acquiring businesses that offer software-enabled services or that have a large base of maintenance clients. We believe that increasing the portion of our total revenues that are contractually recurring gives us the ability to better plan and manage our business and helps us to reduce the fluctuations in revenues and cash flows typically associated with software license revenues. Our software-enabled services revenues increased from $30.9 million, or 32% of total revenues, in 2004 to $107.7 million, or 52% of total revenues, in 2006. Our maintenance revenues increased from $36.4 million in 2004 to $55.2 million in 2006. Maintenance customer retention rates have continued to be in excess of 90% and we have maintained both pricing levels for new contracts and annual price increases for existing contracts. Our software-enabled services revenue has grown from 32.2% of total revenues in 2004 to 56.2% of total revenues in the six months ended June 30, 2007. To support that growth and maintain our level of customer service, we have invested in increased personnel, facilities expansion and information technology. As a result of these investments and the fact that software-enabled services have lower gross margins than license and maintenance revenues, our overall gross margin percentage has been impacted. We expect our contractually recurring revenues to continue to increase as a percentage of our total revenues.

While increasing our contractually recurring revenues, we also focus on increasing our profitability. Although operating expenses increased in terms of dollars due to our acquisitions, we reduced operating expenses as a percentage of total revenues from 34% in 2004 to 30% in 2006. These efforts contributed to a 49% increase in our operating income from 2004 to 2006. We believe that our success in managing operating expenses results from a disciplined approach to cost controls, our focus on operational efficiencies, identification of synergies related to acquisitions and more cost-effective marketing programs.

In 2006, we generated $30.7 million of net cash from operating activities. We used $17.1 million, net of borrowings, to pay down debt. For the six months ended June 30, 2007, we further paid down $12.9 million of debt. Our operating results improvements and the reduction of debt resulted in a reduction of our consolidated total leverage ratio from 6.43x as of December 31, 2005 to 5.16x as of June 30, 2007. Please see “Selected Consolidated Financial Data” for additional information on our financial ratios.

The Going-Private Transaction

On November 23, 2005, SS&C Holdings acquired SS&C through the merger of Sunshine Merger Corporation, a wholly owned subsidiary of SS&C Holdings, with and into SS&C, with SS&C being the surviving company and a wholly owned subsidiary of SS&C Holdings.

The accompanying financial information is presented for two periods: Predecessor and Successor, which relate to the period preceding the Transaction and the period succeeding the Transaction, respectively. The results of operations for the year ended December 31, 2004 are the results of operations of SS&C and its consolidated subsidiaries (Predecessor). The results of operations for the year ended December 31, 2006 and the six months ended June 30, 2006 and 2007 are the results of operations of SS&C Holdings and its consolidated subsidiaries, including SS&C (Successor). Our results of operations for 2005 consist of SS&C’s consolidated results of operations for the Predecessor period from January 1, 2005 through November 22, 2005 and SS&C Holdings’ consolidated results of operations for the Successor period from November 23, 2005 through December 31, 2005. To facilitate comparison among the annual periods, we have prepared our discussion of the results of operations by comparing the mathematical combination of the Successor and Predecessor periods in the year ended December 31, 2005 to the years ended December 31, 2004 and 2006. Although this presentation does not comply with GAAP, we believe that it provides a meaningful method of comparison. The combined operating results have not been prepared as pro forma results under applicable regulations and may not reflect the actual results we would have achieved absent the Transaction and may not be predictive of future results of operations.

Effect of the Going-Private Transaction

As a result of the Transaction, our assets and liabilities, including client relationships, completed technology and trade names, were adjusted to their fair market values as of the closing date. These adjusted valuations resulted in an increase in our cost of revenue and operating expenses due to the increase in expense related to amortization of intangible assets.

The value at which we carry our intangible assets and goodwill increased significantly. As set forth in greater detail in the table below, as a result of the application of purchase accounting, our intangible assets with definite lives were revalued from an aggregate of $80.7 million prior to the consummation of the Transaction to $272.1 million after the consummation of the Transaction, and were assigned new amortization periods.

The valuation assigned to our intangible assets at the date of the Transaction was as follows:

		Weighted Average
		Amortization
	Carrying Value	Period
	(In millions)

Customer relationships	$197.1	11.5 years
Completed technology	$55.7	8.5 years
Trade names	$17.2	13.9 years
Exchange relationships	$1.4	10 years
Other	$0.7	3 years

Goodwill was also revalued from $175.5 million prior to the consummation of the Transaction to $809.5 million after the consummation of the Transaction and is subject to annual impairment testing.

Additionally, as discussed below in “— Liquidity and Capital Resources,” we incurred significant indebtedness in connection with the consummation of the Transaction, and our total indebtedness and related interest expenses are significantly higher than prior to the Transaction. We are obligated to make periodic principal and interest payments on our senior and subordinated debt of approximately $46 million annually.

Strategic Acquisitions

To complement our organic growth, we evaluate and execute acquisitions that expand our client base, increase our market presence both in the United States and abroad, expand the breadth of our proprietary software and software-enabled service offerings and enhance our strategic assets. Since the beginning of 2004, we have spent approximately $259 million in cash to acquire 12 financial services businesses.

The following table lists the businesses we have acquired since 2004:

Acquired Business	Acquisition Date	Description

Northport	March 12, 2007	Alternative investment fund management services
Zoologic	August 31, 2006	Web-based training software
Cogent Management	March 3, 2006	Alternative investment fund management services
Open Information Systems	October 31, 2005	Money market processing software and services
MarginMan	August 24, 2005	Collateralized trading software and services
Financial Interactive	June 3, 2005	Investor relations software and services
Financial Models Company	April 19, 2005	Investment management software and services
EisnerFast	February 28, 2005	Alternative investment fund management services
Achievement Technologies	February 11, 2005	Facilities management software
OMR Systems Corporation	April 12, 2004	Treasury processing software and services
NeoVision Hypersystems	February 17, 2004	Visual analytic software
Investment Advisory Network	January 16, 2004	Wealth management software and services

Critical Accounting Estimates and Assumptions

A number of our accounting policies require the application of significant judgment by our management, and such judgments are reflected in the amounts reported in our consolidated financial statements. In applying these policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of estimates. Those estimates are based on our historical experience, terms of existing contracts, management’s observation of trends in the industry, information provided by our clients and information available from other outside sources, as appropriate. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, doubtful accounts receivable, goodwill and other intangible assets and other contingent liabilities. Actual results may differ significantly from the estimates contained in our consolidated financial statements. We believe that the following are our critical accounting policies.

Revenue Recognition

Our revenues consist primarily of software-enabled services and maintenance revenues, and, to a lesser degree, software license and professional services revenues.

Software-enabled services revenues, which are based on a monthly fee or transaction-based, are recognized as the services are performed. Software-enabled services are provided under arrangements that generally have terms of two to five years and contain monthly or quarterly fixed payments, with additional billing for increases in market value of a client’s assets, pricing and trading activity under certain contracts.

We recognize software-enabled services revenues in accordance with Staff Accounting Bulletin (“SAB”) 104 “Revenue Recognition”, on a monthly basis as the software-enabled services are provided and when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectibility is reasonably assured. We do not recognize any revenues before services are performed. Certain contracts contain additional fees for increases in market value, pricing and trading activity. Revenues related to these additional fees are recognized in the month in which the activity occurs based upon our summarization of account information and trading volume.

We apply the provisions of Statement of Position No. 97-2, “Software Revenue Recognition” (SOP 97-2) to all software transactions. We recognize revenues from the sale of software licenses when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable and collection of the resulting receivable is reasonably assured. Our products generally do not require significant modification or customization of the underlying software and, accordingly, the implementation services we provide are not considered essential to the functionality of the software.

We use a signed license agreement as evidence of an arrangement for the majority of our transactions. Delivery generally occurs when the product is delivered to a common carrier F.O.B. shipping point, or if delivered electronically, when the client has been provided with access codes that allow for immediate possession via a download. Although our arrangements generally do not have acceptance provisions, if such provisions are included in the arrangement, then delivery occurs at acceptance. At the time of the transaction, we assess whether the fee is fixed or determinable based on the payment terms. Collection is assessed based on several factors, including past transaction history with the client and the creditworthiness of the client. The arrangements for perpetual software licenses are generally sold with maintenance and professional services. We allocate revenue to the delivered components, normally the license component, using the residual value method based on objective evidence of the fair value of the undelivered elements. The total contract value is attributed first to the maintenance and support arrangement based on the fair value, which is derived from renewal rates. Fair value of the professional services is based upon stand-alone sales of those services. Professional services are generally billed at an hourly rate plus out-of-pocket expenses. Professional services revenues are recognized as the services are performed. Maintenance revenues are recognized ratably over the term of the contract.

We also sell term licenses with maintenance. These arrangements range from one to seven years. Vendor-specific objective evidence does not exist for the maintenance element in the term licenses, and revenues are therefore recognized ratably over the contractual term of the arrangement.

We occasionally enter into software license agreements requiring significant customization or fixed-fee professional service arrangements. We account for these arrangements in accordance with the percentage-of-completion method based on the ratio of hours incurred to expected total hours; accordingly we must estimate the costs to complete the arrangement utilizing an estimate of man-hours remaining. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that completion costs may be revised. Such revisions are recognized in the period in which the revisions are determined. Due to the complexity of some software license agreements, we routinely apply judgments to the application of software recognition accounting principles to specific agreements and transactions. Different judgments or different contract structures could have led to different accounting conclusions, which could have a material effect on our reported quarterly results of operations.

Allowance for Doubtful Accounts

The preparation of financial statements requires our management to make estimates relating to the collectability of our accounts receivable. Management establishes the allowance for doubtful accounts based on historical bad debt experience. In addition, management analyzes client accounts, client concentrations, client creditworthiness, current economic trends and changes in our clients’ payment terms when evaluating the adequacy of the allowance for doubtful accounts. Such estimates require significant judgment on the part of our management. Therefore, changes in the assumptions underlying our estimates or changes in the financial condition of our clients could result in a different required allowance, which could have a material effect on our reported results of operations.

Long-lived Assets, Intangible Assets and Goodwill

Under Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), we must test goodwill annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill or indefinite-lived intangible assets may be impaired) using reporting units identified for the purpose of assessing potential future impairments of goodwill.

We apply the provisions of SFAS 142 and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

When we determine that the carrying value of intangibles, long-lived assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of potential impairment, we assess whether an impairment has occurred based on whether net book value of the assets exceeds related projected undiscounted cash flows from these assets. We considered a number of factors, including past operating results, budgets, economic projections, market trends and product development cycles. Differing estimates and assumptions as to any of the factors described above could result in a materially different impairment charge and thus materially different results of operations.

Acquisition Accounting

In connection with our acquisitions, we apply the provisions of SFAS No. 141, “Business Combinations,” and allocate the purchase price to the assets and liabilities we acquire, such as net tangible assets, completed technology, in-process research and development, client contracts, other identifiable intangible assets and goodwill. We apply significant judgments and estimates in determining the fair market value of the assets acquired and their useful lives. For example, we have determined the fair value of existing client contracts based on the discounted estimated net future cash flows from such client contracts existing at the date of acquisition and the fair value of the completed technology based on the discounted estimated future cash flows from the product sales of such completed technology. While actual results during the years ended December 31, 2006, 2005 and 2004 were consistent with our estimated cash flows and we did not incur any impairment charges during those years, different estimates and assumptions in valuing acquired assets could yield materially different results.

Stock-based Compensation

As of the date of the Transaction, the Company adopted SFAS No. 123R (revised 2004), “Share-Based Payment” (SFAS 123R), using the modified prospective method, which requires companies to record stock compensation expense over the remaining service period for all unvested awards as of the adoption date.

Accordingly, prior period amounts have not been restated. Using the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the appropriate service period. Determining the fair value of stock-based awards requires considerable judgment, including estimating the expected term of stock options, expected volatility of our stock price, and the number of awards expected to be forfeited. In addition, for stock-based awards where vesting is dependent upon achieving certain operating performance goals, we estimate the likelihood of achieving the performance goals. Differences between actual results and these estimates could have a material effect on our financial results. A deferred income tax asset is recorded over the vesting period as stock compensation expense is recorded. The realizability of the deferred tax asset is ultimately based on the actual value of the stock-based award upon exercise. If the actual value is lower than the fair value determined on the date of grant, then there could be an income tax expense for the portion of the deferred tax asset that is not realizable.

We grant stock options to our employees and directors under our 2006 equity incentive plan. Given the lack of a public market for our common stock, our board of directors must determine the fair value of our common stock on the date of grant, which requires making complex and subjective judgments. Our board has reviewed and considered a number of factors when determining the fair value of our common stock, including:

•	the value of our business as determined at arm’s length in connection with the Transaction;

•	significant business milestones that may have affected the value of our business subsequent to the Transaction;

•	the continued risks associated with our business;

•	the economic outlook in general and the condition and outlook of our industry;

•	our financial condition and expected operating results;

•	our level of outstanding indebtedness;

•	the market price of stocks of publicly traded corporations engaged in the same or similar lines of business; and

•	as of March 31, 2007, a contemporaneous valuation analysis using a weighted average of three generally accepted valuation procedures: the income approach, the market approach - publicly traded guideline company method and the market approach -transaction method.

Between the closing date of the Transaction in November 2005 and early August 2006, we did not award any options or other equity awards to our employees or directors. In August 2006, our board of directors adopted, and our stockholders approved, our 2006 equity incentive plan. On August 9, 2006, our board of directors granted options to purchase an aggregate of 1,165,831 shares of common stock at an exercise price of $74.50 per share. Our board of directors determined that the $74.50 price, which was the value of our common stock at the time of the Transaction and which was arrived at in an arm’s-length negotiation between representatives of the independent committee of SS&C’s board of directors and representatives of investment funds affiliated with The Carlyle Group, continued to represent the fair value of our common stock in August 2006. The board of directors believed that the business had not fundamentally changed since November 2005 and that the likelihood of a liquidity event, including a potential sale of the company or a public offering of stock, was remote. Between November 2006 and March 2007, we granted options to purchase an aggregate of 33,500 shares of common stock at an exercise price of $74.50 per share. In November 2006, we also sold an aggregate of 8,900 shares of common stock to our employees under the 2006 equity incentive plan for a purchase price of $74.50 per share. Prior to March 31, 2007, the board believed that $74.50 continued to represent the fair value of the common stock and that a liquidity event continued to be remote. During this period the board did not request or consider contemporaneous or retrospective valuations of the common stock in connection with their valuations. Under the terms of the service provider stockholders agreement, which we originally entered into at the time of the Transaction and to which all of our stockholders and option holders (other than Mr. Stone) have become parties, we agreed to engage an investment bank to assess the fair market value of our common stock at least every 12 months, but not prior to March 31, 2007.

Between May 10, 2007 and June 19, 2007, we granted options to purchase an aggregate of 20,500 shares of common stock at an exercise price of $98.91 per share, which our board of directors determined was equal to the fair value of our common stock. In setting the fair value of our common stock at $98.91, our board reviewed and considered a contemporaneous independent valuation of our common stock, taking into account the factors described below.

Our board of directors determined the fair value of our common stock using a weighted average of three generally accepted valuation procedures: the income approach, the market approach - publicly traded guideline company method and the market approach - transaction method. The income approach is a method used to value business interests that involves estimating the future cash flows of the business, discounted to their present value. The market approach - publicly traded guideline company method estimates fair value using revenue and EBITDA multiples derived from the stock price of publicly traded companies engaged in a similar line of business. The market approach - transaction method estimates fair value using transactions involving the actual sale or purchase of similar companies. We analyzed nine transactions under such approach. We then correlated the results of the various valuation methods and other factors to calculate the enterprise value attributable to common stockholders and the fair value of each share. The board also believed that the likelihood of a public offering had increased significantly in light of evolving market conditions.

We believe that several factors account for the difference in the fair value of our common stock during the past 12 months and $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, including the following:

•	the increase in the fair value of our common stock as a result of market considerations, as represented in the increased market values of public companies in our sector and the substantial number of public offerings in the months immediately prior to this offering;

•	the changes that will result in our capital structure as a result of this offering, including the anticipated reduction in outstanding debt resulting from the redemption of $71.75 million in principal amount of our 11 3/4% senior subordinated notes due 2013;

•	the added liquidity of our common stock attributable to our listing on a public securities exchange; and

•	the growth of our software-enabled services business.

If factors change and we employ different assumptions in the application of SFAS 123R in future periods, the compensation expense that we record under SFAS 123R may differ significantly from what we have recorded in the current period. In addition, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements.

We believe that we have used reasonable methodologies, approaches and assumptions consistent with the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation to determine the fair value of our common stock.

The values of outstanding vested and unvested options as of June 30, 2007 based on the difference between an assumed initial public offering price of $      per share and the exercise price of the options outstanding are as follows:

	Options	Intrinsic Value

Unvested	925,390	$
Vested	699,965	$

Income Taxes

The carrying value of our deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets resulting in additional income tax expense in our consolidated statement of operations. On a quarterly basis, we evaluate whether deferred tax assets are realizable and assess whether there is a need for additional valuation allowances. Such estimates require significant judgment on the part of our management. In addition, we evaluate the need to provide additional tax provisions for adjustments proposed by taxing authorities.

On January 1, 2007, we adopted the provisions of Financial Standards Accounting Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). At adoption, we had $4.2 million of liabilities for unrecognized tax benefits. The adoption of FIN 48 resulted in a reclassification of certain tax liabilities from current to non-current and to certain related deferred tax assets. We did not record a cumulative effect adjustment to retained earnings as a result of adopting FIN 48. As of January 1, 2007, accrued interest related to unrecognized tax benefits was less than $0.1 million. We recognize accrued interest and penalties relating to the unrecognized tax benefits as a component of the income tax provision.

As of June 30, 2007, we had $5.4 million of liabilities for unrecognized tax benefits. Of this amount, $5.1 million relates to uncertain income tax positions that either existed prior to or were created as a result of the Transaction and would decrease goodwill if recognized. The remainder of the unrecognized tax benefits, if recognized, would decrease our effective tax rate and increase our net income.

Results of Operations

The following table sets forth revenues (dollars in thousands) and changes in revenues for the periods indicated:

	Successor	Combined	Successor	Predecessor
			Period from	Period from
			November 23,	January 1,
	Year Ended	Year Ended	2005 through	2005 through	Year Ended	Percent Change
	December 31,	December 31,	December 31,	November 22,	December 31,	From Prior Year
	2006	2005	2005	2005	2004	2006	2005

Revenues:
Software licenses	$22,925	$23,734	$3,587	$20,147	$17,250	(3.4)%	37.6%
Maintenance	55,222	47,765	3,701	44,064	36,433	15.6	31.1
Professional services	19,582	15,085	2,520	12,565	11,320	29.8	33.3
Software-enabled services	107,740	75,050	7,857	67,193	30,885	43.6	143.0

Total revenues	$205,469	$161,634	$17,665	$143,969	$95,888	27.1	68.6

	Successor
	Six Months	Six Months
	Ended June 30,	Ended June 30,	Percent
	2007	2006	Change

Revenues:
Software licenses	$11,494	$10,362	10.9%
Maintenance	30,233	26,348	14.7
Professional services	9,043	10,128	(10.7)
Software-enabled services	65,472	52,182	25.5

Total revenues	$116,242	$99,020	17.4

The following table sets forth the percentage of our total revenues represented by each of the following sources of revenues for the periods indicated:

	Successor	Combined	Predecessor	Successor
				Six Months
	Year Ended	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,	June 30,
	2006	2005	2004	2007	2006

Revenues:
Software licenses	11.2%	14.7%	18.0%	9.9%	10.5%
Maintenance	26.9	29.6	38.0	26.0	26.6
Professional services	9.5	9.3	11.8	7.8	10.2
Software-enabled services	52.4	46.4	32.2	56.3	52.7

Comparison of Six Months Ended June 30, 2007 and 2006

Revenues

Our revenues consist primarily of software-enabled services and maintenance revenues, and, to a lesser degree, software license and professional services revenues. As a general matter, our software license and professional services revenues tend to fluctuate based on the number of new licensing clients, while fluctuations in our software-enabled services revenues are attributable to the number of new software-enabled services clients as well as the number of outsourced transactions provided to our existing clients. Maintenance revenues vary based on the rate by which we add or lose maintenance clients over time and, to a lesser extent, on the annual increases in maintenance fees, which are generally tied to the consumer price index.

Revenues for the six months ended June 30, 2007 were $116.2 million, increasing 17% from $99.0 million in the same period in 2006. Revenues for businesses and products that we have owned for at least 12 months, or organic revenues, increased 11%, accounting for $10.9 million of the increase, and came from increased demand of $11.4 million for our software-enabled services and an increase of $1.5 million in maintenance revenues, offset by decreases of $1.1 million in license sales and $0.9 million in professional services revenues. The remaining $3.3 million increase was due to sales of products and services that we acquired in our recent acquisitions of Northport, Zoologic and Cogent, which we acquired in March 2007, August 2006 and March 2006, respectively. Additionally, revenues for the six months ended June 30, 2006 include a reduction of $3.0 million as a result of adjusting deferred revenue to fair value in connection with the Transaction.

Software Licenses

Software license revenues were $11.5 million and $10.4 million for the six months ended June 30, 2007 and 2006, respectively. Acquisitions added $0.8 million in revenues, partially offsetting a decrease of $1.1 million in organic revenues. Additionally, software license revenues for the six months ended June 30, 2006 included a reduction of $1.4 million as a result of adjusting our deferred revenue to fair value in connection with the Transaction. Software license revenues will vary depending on the timing, size and nature of our license transactions. For example, the average size of our software license transactions and the number of large transactions may fluctuate on a period-to-period basis. For the six months ended June 30, 2007, we had a similar number of perpetual license transactions as we did in the six months ended June 30, 2006. However, the average size of the transactions was smaller than that of the prior year. Additionally, software license revenues will vary among the various products that we offer, due to differences such as the timing of new releases and variances in economic conditions affecting opportunities in the vertical markets served by such products.

Maintenance

Maintenance revenues were $30.2 million and $26.3 million for the six months ended June 30, 2007 and 2006, respectively. Maintenance revenue growth of $3.9 million was due in part to organic revenue growth of

$1.5 million and acquisitions, which added $0.2 million in revenues. Additionally, maintenance revenues for the six months ended June 30, 2006 included a reduction of $2.2 million as a result of adjusting our deferred revenue to fair value in connection with the Transaction. We typically provide maintenance services under one-year renewable contracts that provide for an annual increase in fees, generally tied to the percentage change in the consumer price index. Future maintenance revenue growth is dependent on our ability to retain existing clients, add new license clients, and increase average maintenance fees.

Professional Services

Professional services revenues were $9.0 million and $10.1 million for the six months ended June 30, 2007 and 2006, respectively. Organic professional services revenues decreased $0.9 million, primarily related to four significant professional services projects that were either completed or substantially completed in late 2006. Additionally, professional services revenues for the six months ended June 30, 2006 included an increase of $0.2 million as a result of adjusting our deferred revenue to fair value in connection with the Transaction. Our overall software license revenue levels and market demand for professional services will continue to have an effect on our professional services revenues.

Software-enabled Services

Software-enabled services revenues for the six months ended June 30, 2007 and 2006 were $65.5 million and $52.2 million, respectively. Organic revenue growth accounted for $11.4 million of the increase and came from increased demand and the addition of new clients for our SS&C Fund Services and SS&C Direct software-enabled services, as well as our Pacer application service provider (ASP) services and Securities Valuation (SVC) securities data services provided by SS&C Technologies Canada Corp. Acquisitions added $2.3 million in revenues in the aggregate. Additionally, software-enabled services revenues for the six months ended June 30, 2006 include an increase of $0.4 million as a result of adjusting our deferred revenue to fair value in connection with the Transaction. Future software-enabled services revenue growth is dependent on our ability to retain existing clients, add new clients and increase average fees.

Cost of Revenues

The total cost of revenues for the six months ended June 30, 2007 and 2006 was $61.8 million and $47.8 million, respectively. The gross margin decreased to 47% for the six months ended June 30, 2007 from 52% for the comparable period in 2006. The decrease in gross margin was primarily attributable to additional amortization of $2.6 million, stock-based compensation expense of $1.2 million and a non-cash increase in rent expense of $0.2 million. In addition, we have invested in increased personnel, facilities expansion and information technology to support our growth and maintain our level of customer service for our software-enabled services. As a result, and due to the fact that software-enabled services have lower gross margins than license and maintenance revenues, our overall gross margin percentage has been impacted. Accounting for the remainder of the total cost of revenues increase was $2.2 million in costs associated with the acquisitions of Northport, Zoologic and Cogent, and cost increases of $7.8 million to support our organic revenue growth, primarily in software-enabled services revenues.

Cost of Software Licenses

Cost of software license revenues consists primarily of amortization expense of completed technology, royalties, third-party software, and the costs of product media, packaging and documentation. The cost of software license revenues for the six months ended June 30, 2007 and 2006 was $4.8 million and $4.5 million, respectively. The increase in cost of software licenses was due in part to additional amortization expense of $0.1 million based on cash flows and $0.1 million of costs related to acquisitions. Cost of software license revenues as a percentage of such revenues was 42% and 44% for the six months ended June 30, 2007 and 2006, respectively.

Cost of Maintenance

Cost of maintenance revenues consists primarily of technical client support, costs associated with the distribution of products and regulatory updates and amortization of intangible assets. The cost of maintenance revenues for the six months ended June 30, 2007 and 2006 was $13.1 million and $9.9 million, respectively. The increase in cost of maintenance revenues was due principally to increased amortization of intangible assets of $2.2 million, acquisitions, which added $0.4 million in costs, and organic cost increases of $0.6 million to support the growth in organic revenues.

Cost of Professional Services

Cost of professional services revenues consists primarily of the cost related to personnel utilized to provide implementation, conversion and training services to our software licensees, as well as system integration, custom programming and actuarial consulting services. The cost of professional services revenues for the six months ended June 30, 2007 and 2006 was $7.0 million and $6.3 million, respectively. The increase in cost of professional services revenues was primarily due to stock-based compensation expense of $0.1 million and an increase of $0.5 million in organic personnel costs.

Cost of Software-enabled Services

Cost of software-enabled services revenues consists primarily of the cost related to personnel utilized in servicing our software-enabled services clients and amortization of intangible assets. The cost of software-enabled services revenues for the six months ended June 30, 2007 and 2006 was $36.8 million and $27.1 million, respectively. The increase in cost of software-enabled services revenues was primarily due to an increase of $6.6 million in organic costs to support the growth in organic revenues and acquisitions, which added $1.7 million in the aggregate. Additionally, stock-based compensation represented $1.0 million of the increase and increases of $0.3 million in amortization expense and $0.1 million in non-cash rent expense contributed to the overall increase.

Operating Expenses

Total operating expenses for the six months ended June 30, 2007 and 2006 were $33.8 million and $28.5 million, respectively. The $5.3 million increase in operating expenses was primarily due to stock-based compensation expense of $3.3 million and our acquisitions of Northport, Zoologic and Cogent, which added $0.7 million in costs. These increases were partially offset by a reduction of $0.2 million in capital-based taxes. The remainder of the increase was due to an increase in organic costs to support the growth in organic revenues.

Selling and Marketing

Selling and marketing expenses consist primarily of the personnel costs associated with the selling and marketing of our products, including salaries, commissions and travel and entertainment. Such expenses also include amortization of intangible assets, the cost of branch sales offices, trade shows and marketing and promotional materials. Selling and marketing expenses for the six months ended June 30, 2007 and 2006 were $9.3 million and $7.9 million, respectively. The increase in selling and marketing expenses was primarily attributable to stock-based compensation expense of $0.7 million, acquisitions, which added $0.4 million in costs, and an increase of $0.2 million in organic costs.

Research and Development

Research and development expenses consist primarily of personnel costs attributable to the enhancement of existing products and the development of new software products. Research and development expenses for the six months ended June 30, 2007 and 2006 were $13.0 million and $11.8 million, respectively. The increase in research and development expenses was primarily due to $0.5 million of stock-based compensation expense, acquisitions, which added $0.3 million in costs, and an increase of $0.4 million in organic costs.

General and Administrative

General and administrative expenses consist primarily of personnel costs related to management, accounting and finance, information management, human resources and administration and associated overhead costs, as well as fees for professional services. General and administrative expenses for the six months ended June 30, 2007 and 2006 were $11.5 million and $8.8 million, respectively. The increase in general and administrative expenses was primarily due to stock-based compensation expense of $2.1 million and acquisitions, which added $0.1 million. These increases were offset by a decrease of $0.2 million in capital-based taxes. The remainder of the increase was due to an increase in organic costs to support the growth in organic revenues.

Interest Expense, Net

Net interest expense was $22.6 million and $23.3 million for the six months ended June 30, 2007 and 2006, respectively. Interest expense was primarily related to our debt outstanding under our senior credit facility and 11 3/4% senior subordinated notes due 2013.

Other Income, Net

Other income, net for the six months ended June 30, 2007 consisted primarily of foreign currency gains and proceeds received from insurance policies. Other income, net for the six months ended June 30, 2006 consisted primarily of foreign currency gains.

Benefit for Income Taxes

We had an effective tax rate of 7% for the six months ended June 30, 2007. While we currently estimate that the effective tax rate for the balance of the year will be approximately 12%, the effective tax rate may fluctuate significantly based on the amount of our annual consolidated pre-tax income (loss) and which tax jurisdictions generate the majority of our annual consolidated pre-tax income (loss). Our anticipated annual effective tax rate of 12% is lower than the U.S. statutory tax rate of 35% because we have incurred losses in tax jurisdictions with higher statutory tax rates and generated income in tax jurisdictions with lower statutory tax rates.

Comparison of Years Ended December 31, 2006, 2005 and 2004

Revenues

Revenues were $205.5 million, $161.6 million and $95.9 million in 2006, 2005 and 2004, respectively. Revenue growth in 2006 of $43.8 million, or 27%, was primarily a result of our 2005 acquisitions of FMC, EisnerFast, Financial Interactive, Inc., MarginMan and OIS, which increased revenues by an aggregate of $24.5 million, reflecting a full 12 months of activity. Our 2006 acquisitions of Cogent and Zoologic added $5.1 million in the aggregate and revenues for businesses and products that we have owned for at least 12 months, or organic revenues, increased $17.1 million, or 10.5%, from 2005. Organic growth came from increased demand for our software-enabled services totaling $15.7 million and increases in sales of our maintenance and professional services of $3.2 million and $1.6 million, respectively. These increases were offset by a decrease of $3.4 million in license sales. Revenues for 2006 also include a reduction of $3.6 million related to the valuation of deferred revenue acquired in the Transaction, while 2005 revenues were reduced by $0.7 million. The increase in revenues from 2004 to 2005 of $65.7 million, or 69%, was primarily a result of our 2005 acquisitions, which added an aggregate of $53.5 million, our 2004 acquisition of OMR, which added $6.4 million, reflecting a full 12 months of activity and organic revenue growth of $6.6 million, or 6.9%. Revenues for 2005 also include a reduction of $0.7 million related to the valuation of deferred revenue acquired in the Transaction.

Software Licenses

Software license revenues were $22.9 million, $23.7 million and $17.3 million in 2006, 2005 and 2004, respectively. The decrease in software license revenues from 2005 to 2006 of $0.8 million was due to a reduction of $1.5 million related to the valuation of deferred revenue acquired in the Transaction. Our acquisition of Zoologic in August 2006 added $0.7 million, while organic revenues were consistent with 2005. During 2006 and 2005, we had a similar number of perpetual license transactions at a comparable average size. The increase in software license revenues from 2004 to 2005 of $6.4 million, or 38%, was due to our 2005 acquisitions, which contributed $4.3 million in the aggregate and organic revenue growth of $2.1 million, or 12.5%. During 2005, we had a greater number of perpetual license transactions, at a slightly smaller average size than 2004. Software license revenues will vary depending on the timing, size and nature of our license transactions. For example, the average size of our software license transactions and the number of large transactions may fluctuate on a period-to-period basis. Additionally, software license revenues will vary among the various products that we offer, due to differences such as the timing of new releases and variances in economic conditions affecting opportunities in the vertical markets served by such products.

Maintenance

Maintenance revenues were $55.2 million, $47.8 million and $36.4 million in 2006, 2005 and 2004, respectively. The increase in maintenance revenues from 2005 to 2006 of $7.5 million, or 16%, was primarily due to our 2005 acquisitions, which increased revenues an aggregate of $5.9 million, reflecting a full 12 months of activity, organic growth of $3.2 million and our acquisition of Zoologic, which added $0.2 million. These increases in maintenance revenues were offset by a reduction of $2.8 million related to the valuation of deferred revenue acquired in the Transaction, and 2005 revenues were reduced by $1.0 million due to the valuation of acquired deferred revenues. The increase in maintenance revenues from 2004 to 2005 of $11.4 million, or 31%, was primarily attributable to our 2005 acquisitions, which added $9.3 million in the aggregate, our 2004 acquisition of OMR, which increased $1.5 million, reflecting a full 12 months of activity and organic revenue growth of $1.5 million, or 4.0%. These increases in maintenance revenues were offset by a reduction of $1.0 million related to the valuation of deferred revenue acquired in the Transaction. We typically provide maintenance services under one-year renewable contracts that provide for an annual increase in fees, generally tied to the percentage changes in the consumer price index. Future maintenance revenue growth is dependent on our ability to retain existing clients, add new license clients and increase average maintenance fees.

Professional Services

Professional services revenues were $19.6 million, $15.1 million and $11.3 million in 2006, 2005 and 2004, respectively. The increase in professional services revenues from 2005 to 2006 of $4.5 million, or 30%, was primarily due to our 2005 acquisitions, which increased revenues by an aggregate of $2.9 million, reflecting a full 12 months of activity and organic growth of $1.6 million. The increase in professional services revenues from 2004 to 2005 of $3.8 million, or 33%, was primarily attributable to our 2005 acquisitions, which added an aggregate of $5.0 million in revenues. Organic revenues decreased by $1.4 million, primarily the result of significant implementation projects from 2004 that were completed during the first quarter of 2005. Professional services revenues for 2005 also include an increase of $0.2 million related to the valuation of deferred revenue acquired in the Transaction. Our overall software license revenue levels and market demand for professional services will continue to have an effect on our professional services revenues.

Software-Enabled Services

Software-enabled services revenues were $107.7 million, $75.1 million and $30.9 million in 2006, 2005 and 2004, respectively. The increase in software-enabled services revenues from 2005 to 2006 of $32.7 million, or 44%, was primarily due to our 2005 acquisitions, which increased revenues by an aggregate of $12.5 million, reflecting a full 12 months of activity, our 2006 acquisition of Cogent, which added $4.2 million and organic growth of $15.7 million, or 21%. Organic growth was driven by SS&C Fund Services and Pacer ASP services provided by SS&C Canada. Software-enabled services revenues for 2006 include an increase of

$0.4 million related to the valuation of deferred revenue acquired in the Transaction, while 2005 revenues were increased by $0.1 million. The increase in software-enabled services revenues from 2004 to 2005 of $44.2 million, or 143%, was primarily attributable to our 2005 acquisitions, which added an aggregate of $34.9 million in revenues, our 2004 acquisition of OMR, which increased $3.8 million, reflecting a full 12 months of activity and organic revenue growth of $5.4 million, or 17.6%. Software-enabled services revenues for 2005 also include an increase of $0.1 million related to the valuation of deferred revenue acquired in the Transaction. Future software-enabled services revenue growth is dependent on our ability to add new software-enabled services clients, retain existing clients and increase average software-enabled services fees.

Cost of Revenues

The total cost of revenues was $100.0 million, $66.6 million and $33.8 million in 2006, 2005 and 2004, respectively. The gross margin decreased from 65% in 2004 to 59% in 2005 and to 51% in 2006. The increase in costs in 2006 was primarily due to our 2005 acquisitions, which increased costs by an aggregate of $10.7 million, reflecting a full 12 months of activity, our 2006 acquisitions of Cogent and Zoologic, which added $2.9 million, incremental amortization of $10.2 million related to the revaluation of intangible assets in connection with the Transaction and cost increases of $10.0 million to support our organic revenue growth. The increased costs included $9.0 million for personnel, infrastructure and other costs to support the growth in our software-enabled services revenues and professional services revenues, respectively, and $1.0 million of stock-based compensation expense. The increase in cost of revenues in 2005 was primarily attributable to our 2005 acquisitions, which added an aggregate of $25.6 million in costs. Our April 2005 acquisition of FMC initially increased our headcount by approximately 300 employees, of which approximately 150 employees were performing operating functions that affected cost of revenues. Additionally, costs for OMR increased $3.2 million, reflecting a full twelve months of activity for this April 2004 acquisition, and personnel costs and other expenses increased $4.0 million to support our increased organic revenues.

Cost of Software License Revenues

The cost of software license revenues was $9.2 million, $3.8 million and $2.3 million in 2006, 2005 and 2004, respectively. The increase in cost from 2005 to 2006 was primarily attributable to $3.9 million in additional amortization relating to the Transaction, reflecting a full 12 months, our 2005 acquisitions, which increased costs by an aggregate of $0.8 million, reflecting a full 12 months, and our acquisition of Zoologic, which added $0.1 million in costs. Organically, costs increased $0.6 million, reflecting additional amortization under the percent of cash flows method. The increase in cost from 2004 to 2005 was primarily attributable to amortization of completed technology associated with our 2005 acquisitions, which added $0.8 million in costs, and $0.2 million of costs for OMR, reflecting a full 12 months of amortization for the completed technology acquired in April 2004. Additionally, costs increased $0.5 million reflecting the revaluation of intangibles acquired in the Transaction.

Cost of Maintenance Revenues

The cost of maintenance revenues was $20.4 million, $11.9 million and $8.5 million in 2006, 2005 and 2004, respectively. The increase in costs from 2005 to 2006 was primarily due to $7.0 million in additional amortization relating to the Transaction, our 2005 acquisitions, which increased costs by an aggregate of $1.4 million, reflecting a full 12 months of activity, and our 2006 acquisition of Zoologic, which added $0.3 million. These increases were offset by a $0.2 million decrease in organic costs. The increase in costs from 2004 to 2005 was primarily due to $2.7 million in additional costs associated with our 2005 acquisitions and additional costs of $0.7 million related to OMR, reflecting a full 12 months of activity. Additionally, reductions in personnel and other expenses of $0.7 million were fully offset by an increase in amortization expense related to the revaluation of intangible assets acquired in the Transaction.

Cost of Professional Services Revenues

The cost of professional services revenue was $12.6 million, $8.7 million and $6.6 million in 2006, 2005 and 2004, respectively. The increase in costs from 2005 to 2006 was primarily due to our 2005 acquisitions, which increased an aggregate of $2.3 million, reflecting a full 12 months of activity, and an increase of $1.5 million to support organic revenue growth. The increase in costs from 2004 to 2005 was attributable to our 2005 acquisitions, which added $2.1 million in the aggregate, and increased costs of $0.5 million related to OMR, reflecting a full 12 months of activity, partially offset by a reduction of $0.5 million in personnel and other expenses.

Cost of Software-Enabled Services Revenues

The cost of software-enabled services revenues was $57.8 million, $42.2 million and $16.4 million in 2006, 2005 and 2004, respectively. The increase in costs from 2005 to 2006 was primarily due to our 2005 acquisitions, which increased costs by an aggregate of $6.2 million, reflecting a full 12 months of activity, our 2006 acquisition of Cogent, which added $2.5 million, and an increase of $7.0 million in organic costs to support the growth in software-enabled services revenues. Additionally, 2006 costs include $0.8 million related to stock-based compensation and a decrease of $0.8 million in amortization expense. The increase in costs from 2004 to 2005 was primarily due to $20.0 million of costs associated with our 2005 acquisitions and increased costs of $1.8 million related to OMR, reflecting a full 12 months of activity. Additionally, personnel and other expenses increased $3.8 million to support growth in organic revenues, and amortization expense increased $0.2 million due to the revaluation of intangible assets acquired in the Transaction.

Operating Expenses

Our total operating expenses were $61.6 million, $85.8 million and $32.7 million in 2006, 2005 and 2004, respectively, and represent 30%, 53% and 34%, respectively, of total revenues in those years. The decrease in total operating expenses from 2005 to 2006 was primarily due to one-time transaction costs of $36.9 million in 2005. Additionally, our 2005 acquisitions increased costs by an aggregate of $6.6 million, reflecting a full 12 months of activity, our 2006 acquisitions added $0.6 million and organic costs increased $5.5 million. The increase in organic costs was primarily due to $2.9 million in stock-based compensation, $1.8 million in capital-based taxes, $1.1 million in increased amortization expense due to the revaluation of intangible assets acquired in the Transaction and $1.0 million in post-Transaction management services provided by Carlyle. These increases were offset by a decrease of $1.3 million in personnel and other expenses. The increase in total operating expenses from 2004 to 2005 was primarily due to transaction costs of $36.9 million related to the sale of the Company and the 2005 acquisitions, which added $14.1 million in expenses. Our April 2005 acquisition of FMC initially increased our headcount by approximately 300 employees, of which approximately 150 employees affect operating expenses. Shortly after the acquisition, we consolidated functions and reduced the number of development projects, thereby reducing the number of employees performing development, sales and administrative functions to approximately 110. Additionally, expenses for OMR increased $1.1 million, reflecting a full 12 months of activity and bad debt expense increased $1.3 million, mainly due to a benefit of $0.4 million recorded in 2004, partially offset by a decrease in personnel and other costs of $0.3 million.

Selling and Marketing

Selling and marketing expenses were $17.6 million, $14.5 million and $10.7 million in 2006, 2005 and 2004, respectively, representing 9%, 9% and 11%, respectively, of total revenues in those years. The increase in expenses from 2005 to 2006 was primarily due to our 2005 acquisitions, which increased costs by an aggregate of $1.8 million, reflecting a full 12 months of activity, our 2006 acquisitions, which added $0.4 million, a $1.0 million in increased amortization expense due to the revaluation of intangible assets acquired in the Transaction and stock-based compensation expense of $0.6 million. These increases were offset by a decrease of $0.7 million in personnel and other costs. The increase in expenses from 2004 to 2005 was due to the 2005 acquisitions, which added $4.2 million in costs, and an increase of $0.2 million, reflecting a full 12 months of activity for OMR. Additionally, a reduction in personnel and other costs of $0.7 million was partially offset by increased amortization of $0.1 million related to the revaluation of intangible assets acquired in the Transaction.

Research and Development

Research and development expenses were $23.6 million, $21.3 million and $14.0 million in 2006, 2005 and 2004, respectively, representing 11%, 13% and 15%, respectively, of total revenues in those years. The increase in expenses from 2005 to 2006 was primarily due to our 2005 acquisitions, which increased costs by an aggregate of $3.4 million, reflecting a full 12 months of activity, our 2006 acquisitions, which added $0.2 million, and stock-based compensation expense of $0.4 million. These increases were offset by a decrease of $1.6 million in personnel and other costs. The increase in expenses from 2004 to 2005 was primarily attributable to our 2005 acquisitions, which added $6.7 million in costs, and increased expenses of $0.7 million, reflecting a full 12 months of activity for OMR, partially offset by a reduction in personnel costs of $0.1 million.

General and Administrative

General and administrative expenses were $20.4 million, $13.1 million and $8.0 million in 2006, 2005 and 2004, respectively, representing 10%, 8% and 8%, respectively, of total revenues in those years. The increase in expenses from 2005 to 2006 was primarily due to our 2005 acquisitions, which increased costs by an aggregate of $1.4 million, reflecting a full 12 months of activity, stock-based compensation expense of $1.8 million, capital-based taxes of $1.8 million and $1.0 million in post-Transaction management services provided by Carlyle. Personnel and other costs increased an additional $1.3 million. The increase in expenses from 2004 to 2005 was primarily attributable to our 2005 acquisitions, which added $3.2 million in costs, and increased expenses of $0.2 million, reflecting a full 12 months of activity for OMR. Additionally, bad debt expense increased $1.3 million, primarily due to a benefit of $0.4 million recorded in 2004, and personnel costs increased $0.4 million.

Merger Costs Related to the Transaction

In connection with the Transaction, we incurred $36.9 million in costs, including $31.7 million of compensation expense related to the payment and settlement of SS&C’s outstanding stock options.

Interest Income, Interest Expense and Other Income, Net

We had interest expense of $47.4 million and interest income of $0.4 million in 2006. In 2005, we had interest expense of $7.0 million and interest income of $1.1 million. In 2004, we had no interest expense and interest income of $1.5 million. The increase in interest expense from 2005 to 2006 reflects a full 12 months of carrying the debt issued in connection with the Transaction. The interest expense in 2005 was due to the issuance of $205.0 million in 11 3/4% senior subordinated notes due 2013 and $285.0 million of borrowings in November 2005 in connection with the Transaction. Additionally, we used $84.0 million of cash on hand and incurred $75.0 million of debt to effect our acquisition of FMC in April 2005. Other income, net in 2006 primarily reflects income recorded under the equity method from a private investment. Included in other income, net in 2005 were net gains of $0.6 million resulting from the sale of marketable securities and net foreign currency translation gains of $0.2 million. Included in other income, net in 2004 was $0.1 million related to a favorable legal settlement.

Provision for Income Taxes

For the year ended December 31, 2006, we recorded a benefit of $3.8 million. This was partially due to a change in Canadian statutory tax rates enacted in June 2006, for which we recorded a benefit of approximately $1.2 million on our deferred tax assets, and foreign tax benefits of approximately $1.9 million. For the years ended December 31, 2005 and 2004, we had effective income tax rates of approximately 63% and 39%, respectively. The higher tax rate in 2005 was primarily due to merger costs related to the sale of SS&C, which were not deductible for tax purposes. We had $89.0 million of deferred tax liabilities and $19.1 million of deferred tax assets at December 31, 2006. In future years, we expect to have sufficient levels of profitability to realize the deferred tax assets at December 31, 2006.

Liquidity and Capital Resources

Our principal cash requirements are to finance the costs of our operations pending the billing and collection of client receivables, to fund payments with respect to our indebtedness, to invest in research and development and to acquire complementary businesses or assets. We expect our cash on hand, cash flows from operations, net proceeds from this offering and availability under the revolving credit portion of our senior credit facilities to provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for at least the next 12 months.

Our cash, cash equivalents and marketable securities at June 30, 2007 were $13.2 million, an increase of $1.5 million from $11.7 million at December 31, 2006. Cash provided by operations was partially offset by net repayments of debt and cash used for acquisitions and capital expenditures. Our cash, cash equivalents and marketable securities at December 31, 2006 represents a decrease of $3.9 million from $15.6 million at December 31, 2005. The decrease was primarily due to net repayment of debt and cash paid for acquisitions and fixed assets, partially offset by cash provided by operations.

Net cash provided by operating activities was $22.7 million for the six months ended June 30, 2007. Cash provided by operating activities was primarily due to a net loss of $1.2 million adjusted for non-cash items of $18.9 million and changes in our working capital accounts totaling $5.1 million. The changes in our working capital accounts were driven by an increase in deferred revenues, primarily due to the collection of annual maintenance fees, offset in part by an increase in accounts receivable due to additional revenues and the timing of collections.

Net cash provided by operating activities was $30.7 million in 2006. Net cash provided by operating activities during 2006 was primarily due to net income of $1.1 million adjusted for non-cash items of $23.6 million and changes in our working capital accounts totaling $6.0 million. The changes in our working capital accounts were primarily related to the collection of taxes receivable and accounts receivable, partially offset by a decrease in accrued expenses, due in part to the payment of expenses related to the Transaction.

Investing activities used net cash of $8.8 million for the six months ended June 30, 2007. Cash used by investing activities was due to $5.1 million cash paid for the acquisition of Northport, $3.4 million in capital expenditures and a $0.2 million additional private investment. Net cash used in investing activities was $18.6 million in 2006, including $14.0 million for the acquisitions of Cogent and Zoologic and $4.2 million for capital expenditures. Additionally, we capitalized $0.4 million of development costs related to our FundRunner Marathon product that was released in December 2006.

Financing activities used net cash of $12.8 million for the six months ended June 30, 2007, representing $12.9 million of net repayments of debt under our senior credit facilities, partially offset by income tax benefits of $0.1 million related to option exercises. Net cash used in financing activities was $16.4 million in 2006, primarily related to $17.1 million net repayments of debt. Additionally, we received $0.7 million from the sale of our common stock to employees pursuant to our 2006 equity incentive plan.

As a result of the Transaction, we are highly leveraged and our debt service requirements are significant. At June 30, 2007, our total indebtedness was $463.8 million and we had $75.0 million available for borrowing under our revolving credit facility.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2006 that require us to make future cash payments (in thousands):

	Payments Due by Period
		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

Short-term and long-term debt(1)	$471,929	$2,674	$5,348	$8,348	$455,559
Interest payments(2)	280,788	43,594	86,744	85,834	64,616
Operating lease obligations(3)	48,758	8,098	13,964	11,955	14,741
Purchase obligations(4)	3,940	1,754	1,168	509	509

Total contractual obligations	$805,415	$56,120	$107,224	$106,646	$535,425

(1)	Short-term and long-term debt obligations do not reflect our intention to redeem up to 35% of our senior subordinated notes. If we redeem 35% of our senior subordinated notes with the net proceeds from this offering, our payments due in more than five years will be reduced by $71.8 million.

(2)	Reflects interest payments on our term loan facility at an assumed interest rate of three-month LIBOR of 5.36% plus 2.0%, interest payments on our revolving credit facility at an assumed interest rate of one-month LIBOR of 5.35% plus 2.75% and required interest payment payments on our senior subordinated notes of 11.75%. If we redeem 35% of our senior subordinated notes with the net proceeds from this offering, our interest payments will be reduced by $8.4 million per year.

(3)	We are obligated under noncancelable operating leases for office space and office equipment. The lease for the corporate facility in Windsor, Connecticut was extended in 2006 and now expires in 2016. We sublease office space under noncancelable leases. We received rental income under these leases of $1.4 million, $352,000 and $456,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The effect of the rental income to be received in the future has not been included in the table above.

(4)	Purchase obligations include the minimum amounts committed under contracts for goods and services.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

The Going-Private Transaction

On November 23, 2005, in connection with the Transaction, SS&C (1) entered into a new $350 million credit facility, consisting of a $200 million term loan facility with SS&C as the borrower, a $75 million-equivalent term loan facility with a Canadian subsidiary as the borrower ($17 million of which is denominated in US dollars and $58 million of which is denominated in Canadian dollars) and a $75 million revolving credit facility and (2) issued $205 million aggregate principal amount of 11 3/4% senior subordinated notes due 2013.

Senior Credit Facilities

SS&C’s borrowings under the senior credit facilities bear interest at either a floating base rate or a Eurocurrency rate plus, in each case, an applicable margin. In addition, SS&C pays a commitment fee in respect of unused revolving commitments at a rate that will be adjusted based on our leverage ratio. SS&C is obligated to make quarterly principal payments on the term loan of $2.6 million per year. Subject to certain exceptions, thresholds and other limitations, SS&C is required to prepay outstanding loans under the senior credit facilities with the net proceeds of certain asset dispositions and certain debt issuances and 50% of its excess cash flow (as defined in the agreements governing our senior credit facilities), which percentage will be reduced based on our reaching certain leverage ratio thresholds.

The obligations under our senior credit facilities are guaranteed by SS&C Holdings and all of SS&C’s existing and future material wholly owned U.S. subsidiaries, with certain exceptions as set forth in our credit agreement. The obligations of the Canadian borrower are guaranteed by SS&C Holdings, SS&C and each of SS&C’s U.S. and Canadian subsidiaries, with certain exceptions as set forth in the credit agreement. The obligations under the senior credit facilities are secured by a perfected first priority security interest in all of SS&C’s capital stock and all of the capital stock or other equity interests held by SS&C Holdings, SS&C and each of SS&C’s existing and future U.S. subsidiary guarantors (subject to certain limitations for equity interests of foreign subsidiaries and other exceptions as set forth in our credit agreement) and all of SS&C Holdings’ and SS&C’s tangible and intangible assets and the tangible and intangible assets of each of SS&C’s existing and future U.S. subsidiary guarantors, with certain exceptions as set forth in the credit agreement. The Canadian borrower’s borrowings under the senior credit facilities and all guarantees thereof are secured by a perfected first priority security interest in all of SS&C’s capital stock and all of the capital stock or other equity interests held by SS&C Holdings, SS&C and each of SS&C’s existing and future U.S. and Canadian subsidiary guarantors, with certain exceptions as set forth in the credit agreement, and all of SS&C Holdings’ and SS&C’s tangible and intangible assets and the tangible and intangible assets of each of SS&C’s existing and future U.S. and Canadian subsidiary guarantors, with certain exceptions as set forth in the credit agreement.

The senior credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, SS&C’s (and its restricted subsidiaries’) ability to incur additional indebtedness, pay dividends and distributions on capital stock, create liens on assets, enter into sale and lease-back transactions, repay subordinated indebtedness, make capital expenditures, engage in certain transactions with affiliates, dispose of assets and engage in mergers or acquisitions. In addition, under the senior credit facilities, SS&C is required to satisfy and maintain a maximum total leverage ratio and a minimum interest coverage ratio. We were in compliance with all covenants at June 30, 2007.

In March 2007, SS&C amended the credit agreement to reduce the margin on the U.S. Term Loan from 2.5% to 2.0%.

11 3/4% Senior Subordinated Notes due 2013

The 11 3/4% senior subordinated notes due 2013 are unsecured senior subordinated obligations of SS&C that are subordinated in right of payment to all existing and future senior debt, including the senior credit facilities. The senior subordinated notes will be pari passu in right of payment to all future senior subordinated debt of SS&C.

The senior subordinated notes are redeemable in whole or in part, at SS&C’s option, at any time at varying redemption prices that generally include premiums, which are defined in the indenture. In addition, upon a change of control, SS&C is required to make an offer to redeem all of the senior subordinated notes at a redemption price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest.

The indenture governing the senior subordinated notes contains a number of covenants that restrict, subject to certain exceptions, SS&C’s ability and the ability of its restricted subsidiaries to incur additional indebtedness, pay dividends, make certain investments, create liens, dispose of certain assets and engage in mergers or acquisitions.

We currently intend to use a portion of our net proceeds from this offering to redeem up to $71.75 million in principal amount of the outstanding senior subordinated notes, at a redemption price of 111.75% of the principal amount, plus accrued and unpaid interest. If we redeem the maximum amount of senior subordinated notes permitted by the indenture, we will redeem $71.75 million in principal amount of notes for $80.18 million in cash, plus accrued and unpaid interest. This redemption will result in a loss on extinguishment of debt of approximately $8.4 million in the period in which the notes are redeemed. Additionally, we will incur a non-cash charge of approximately $2.2 million relating to the write-off of deferred financing fees attributable to the redeemed notes. Our future annual interest payments will be reduced by approximately $8.4 million. For each $1.0 million decrease in the principal amount redeemed, we will pay $1.12 million less in cash. See “Use of Proceeds” for additional information.

Covenant Compliance

Under the senior credit facilities, we are required to satisfy and maintain specified financial ratios and other financial condition tests. As of June 30, 2007, we were in compliance with the financial and non-financial covenants. Our continued ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet these ratios and tests. A breach of any of these covenants could result in a default under the senior credit facilities. Upon the occurrence of any event of default under the senior credit facilities, the lenders could elect to declare all amounts outstanding under the senior credit facilities to be immediately due and payable and terminate all commitments to extend further credit.

Consolidated EBITDA is a non-GAAP financial measure used in certain covenants contained in the indenture governing our senior subordinated notes and in our senior credit facilities. Consolidated EBITDA is defined as earnings before interest, taxes, depreciation and amortization (EBITDA), further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under the indenture and our senior credit facilities. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Consolidated EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financing covenants and to provide investors with supplemental measures of our operating performance and liquidity.

Management uses Consolidated EBITDA as a performance metric for internal monitoring and planning purposes, including the preparation of our annual operating budget and monthly operating reviews, as well as to facilitate analysis of investment decisions.

Consolidated EBITDA also allows investors to evaluate our operating performance exclusive of financing costs and depreciation policies. In addition to its use to monitor performance trends, Consolidated EBITDA enables management and investors to compare our performance with the performance of our peers.

The breach of covenants in our senior credit facilities that are tied to ratios based on Consolidated EBITDA could result in a default under that agreement, in which case the lenders could elect to declare all amounts borrowed due and payable. Any such acceleration would also result in a default under our indenture. Additionally, under our debt agreements, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on Consolidated EBITDA.

Consolidated EBITDA does not represent net income (loss) or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. While Consolidated EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation. Consolidated EBITDA does not reflect the impact of earnings or charges resulting from matters that we may consider not to be indicative of our ongoing operations. In particular, the definition of Consolidated EBITDA in the senior credit facilities allows us to add back certain non-cash, extraordinary, unusual or non-recurring charges that are deducted in calculating net income (loss). However, these are expenses that may recur, vary greatly and are difficult to predict. Further, our debt instruments require that Consolidated EBITDA be calculated for the most recent four fiscal quarters. As a result, the measure can be disproportionately affected by a particularly strong or weak quarter. Further, it may not be comparable to the measure for any subsequent four-quarter period or any complete fiscal year.

Consolidated EBITDA is not a recognized measurement under GAAP. When evaluating our operating performance or liquidity, investors should not consider Consolidated EBITDA in isolation of, or as a substitute for, measures of our financial performance and liquidity as determined in accordance with GAAP, such as net income, operating income or net cash provided by operating activities. Consolidated EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. Because other companies may calculate Consolidated EBITDA differently than we do, Consolidated EBITDA may not be comparable to similarly titled measures reported by other companies.

The following is a reconciliation of net income, which is a GAAP measure of our operating results, to Consolidated EBITDA as defined in our senior credit facilities.

	Successor			Combined	Successor	Predecessor
					Period from
					November 23,	Period from
					2005	January 1
	Six Months Ended		Year Ended	Year Ended	through	through
	June 30,		December 31,	December 31,	December 31,	November 22,
	2007	2006	2006	2005	2005	2005
	(In thousands)
Net income (loss)	$(1,232)	$1,561	$1,075	$1,543	$831	$712
Interest expense (income), net	22,555	23,273	47,039	5,951	4,890	1,061
Income taxes	(98)	(1,240)	(3,789)	2,658	—	2,658
Depreciation and amortization	17,213	13,372	27,128	11,876	2,301	9,575

EBITDA	38,438	36,966	71,453	22,028	8,022	14,006
Purchase accounting adjustments(1)	(139)	2,555	3,017	616	616	—
Merger costs	—	—	—	36,912	—	36,912
Capital-based taxes	664	880	1,841	—	—	—
Unusual or non-recurring charges(2)	(241)	(670)	1,485	(979)	(242)	(737)
Acquired EBITDA and cost savings(3)	135	748	1,147	14,893	85	14,808
Stock-based compensation	4,540	—	3,871	—	—	—
Other(4)	785	500	1,184	107	107	—

Consolidated EBITDA	$44,182	$40,979	$83,998	$73,577	$8,588	$64,989

(1)	Purchase accounting adjustments include (a) an adjustment to increase revenues by the amount that would have been recognized if deferred revenue were not adjusted to fair value and (b) an adjustment to increase rent expense by the amount that would have been recognized if lease obligations were not adjusted to fair value, at the date of the Transaction.

(2)	Unusual or non-recurring charges include foreign currency gains and losses, gains and losses on the sales of marketable securities, proceeds from legal settlements, costs associated with the closing of a regional office and other one-time expenses.

(3)	Acquired EBITDA and cost savings reflects the EBITDA impact of significant businesses that were acquired during the period as if the acquisition occurred at the beginning of the period and cost savings to be realized from such acquisitions.

(4)	Other includes management fees paid to Carlyle and the non-cash portion of straight-line rent expense.

Our covenant restricting capital expenditures for the year ending December 31, 2007 limits expenditures to $10 million. Actual capital expenditures through June 30, 2007 were $3.4 million. Our covenant requirements for total leverage ratio and minimum interest coverage ratio and the actual ratios for the 12 months ended June 30, 2007 are as follows:

	Covenant		Actual
	Requirements		Ratios

Maximum consolidated total leverage to Consolidated EBITDA Ratio	6.75	x	5.16	x
Minimum Consolidated EBITDA to consolidated net interest coverage ratio	1.50	x	2.00	x

Recent Accounting Pronouncements

In June 2006, FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of FAS 109, “Accounting for Income Taxes”, to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 as of January 1, 2007, as required.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect that the adoption of SFAS 157 will have a significant impact on our financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). SFAS 159 provides entities with the option to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, and also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This standard is intended to expand the use of fair value measurement, but does not require any new fair value measurements. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact of this standard on our financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We do not use derivative financial instruments for trading or speculative purposes. We have invested our available cash in short-term, highly liquid financial instruments, having initial maturities of three months or less. When necessary we have borrowed to fund acquisitions.

At June 30, 2007, we had total debt of $463.8 million, including $258.8 million of variable rate debt. We have entered into three interest rate swap agreements which fixed the interest rates for $205.3 million of our variable rate debt. Two of our swap agreements are denominated in U.S. dollars and have notional values of $100 million and $50 million, effectively fix our interest rates at 6.78% and 6.71%, respectively, and expire in December 2010 and December 2008, respectively. Our third swap agreement is denominated in Canadian dollars and has a notional value equivalent to approximately $55.3 million U.S. dollars. The Canadian swap effectively fixes our interest rate at 6.679% and expires in December 2008. During the period when all three of our swap agreements are effective, a 1% change in interest rates would result in a change in interest of approximately $0.5 million per year. Upon the expiration of the two interest rate swap agreements in December 2008 and the third interest rate swap agreement in December 2010, a 1% change in interest rates would result in a change in interest of approximately $1.6 million and $2.6 million per year, respectively.

At June 30, 2007, $56.5 million of our debt was denominated in Canadian dollars. We expect that our foreign denominated debt will be serviced through our local operations.

During 2006, approximately 40% of our revenues was from clients located outside the United States. A portion of the revenues from clients located outside the United States is denominated in foreign currencies, the majority being the Canadian dollar. Revenues and expenses of our foreign operations are denominated in their respective local currencies. We continue to monitor our exposure to foreign exchange rates as a result of our foreign currency denominated debt, our acquisitions and changes in our operations.

The foregoing risk management discussion and the effect thereof are forward-looking statements. Actual results in the future may differ materially from these projected results due to actual developments in global financial markets. The analytical methods used by us to assess and minimize risk discussed above should not be considered projections of future events or losses.

BUSINESS

Overview

We are a leading provider of mission-critical, sophisticated software products and software-enabled services that allow financial services providers to automate complex business processes and effectively manage their information processing requirements. Our portfolio of software products and rapidly deployable software-enabled services allows our clients to automate and integrate front-office functions such as trading and modeling, middle-office functions such as portfolio management and reporting, and back-office functions such as accounting, performance measurement, reconciliation, reporting, processing and clearing. Our solutions enable our clients to focus on core operations, better monitor and manage investment performance and risk, improve operating efficiency and reduce operating costs. We provide our solutions globally to more than 4,000 clients, principally within the institutional asset management, alternative investment management and financial institutions sectors. In addition, our clients include commercial lenders, corporate treasury groups, insurance and pension funds, municipal finance groups and real estate property managers.

We provide the global financial services industry with a broad range of both specialized software products, which are deployed at our clients’ facilities, and software-enabled services, which consist of software-enabled outsourcing services and subscription-based on-demand software that is hosted at our facilities. Our software-enabled services, which combine the strengths of our proprietary software with our domain expertise, enable our clients to contract with us to provide many of their mission-critical and complex business processes. For example, we utilize our software to offer comprehensive fund administration services for alternative investment managers, including fund manager services, transfer agency services, fund of funds services, tax processing and accounting and processing. We offer clients the flexibility to choose from multiple software delivery options, including on-premise applications and hosted, multi-tenant or dedicated applications. Additionally, we provide certain clients with targeted, blended solutions based on a combination of our various software and software-enabled services. We believe that our software-enabled services provide superior client support and an attractive alternative to clients that do not wish to install, manage and maintain complicated financial software. The following table describes selected functionality of our software products and software-enabled services and the eight vertical markets that we serve.

Real Estate
	Alternative	Corporate		Institutional	Insurance &		Municipal	Leasing/
Selected	Investment	Treasury	Financial	Assets	Pension	Commercial	Finance	Property
Functionality	Managers	Groups	Institutions	Managers	Funds	Lenders	Groups	Managers

Portfolio Management/Accounting	✓	✓	✓	✓	✓
Trading/Treasury Operations	✓	✓	✓	✓	✓
Financial Modeling			✓		✓		✓
SS&C Fund Services	✓
Loan Management/Accounting			✓		✓	✓
Money Market Processing			✓
Property Management								✓

Our business model is characterized by substantial contractually recurring revenues, high operating margins and significant cash flow. We generate revenues primarily through our high-value software-enabled services, which are typically sold on a long-term subscription basis and integrated into our clients’ business processes. Our software-enabled services are generally provided under two- to five-year non-cancelable contracts with required monthly or quarterly payments. We also generate revenues by licensing our software to clients through either perpetual or term licenses, both of which include annually renewable maintenance contracts. As a consequence, a significant portion of our revenues consists of subscription payments and maintenance fees and is contractually recurring in nature. Our pricing typically scales as a function of our clients’ assets under management, the complexity of asset classes managed and the volume of transactions.

Our contractually recurring revenue model helps us minimize the fluctuations in revenues and cash flows typically associated with up-front, perpetual software license revenues and enhances our ability to manage costs. Our contractually recurring revenues, which we define as our software-enabled services and maintenance revenues, increased as a percentage of total revenues from 52% in the year ended December 31, 2000 to 79%

in the year ended December 31, 2006. We have experienced average revenue retention rates in each of the last five years of greater than 90% on our software-enabled services and maintenance contracts for our core enterprise products. We believe that the high value-added nature of our products and services has enabled us to maintain our high revenue retention rates and significant operating margins.

Through a combination of consistent organic growth and acquisitions, we generated revenues of $205.5 million for the year ended December 31, 2006 as compared to revenues of $95.9 million for the year ended December 31, 2004. We generated 77% of our revenues in 2006 from clients in North America and 23% from clients outside North America. Our revenues are highly diversified, with our largest client in 2006 accounting for 5.5% of our revenues.

Since 2005, our business has continued to grow, and we have made significant operational improvements. We acquired EisnerFast, Financial Interactive, Cogent Management and Northport, which enabled us to expand our software-enabled services for alternative investment managers, as well as MarginMan, Open Information Systems and Zoologic, which added software solutions to complement our product suite. We also acquired and integrated the operations of Financial Models Company, which significantly increased our client base and product capabilities. Moreover, we have strengthened our product portfolio through internal development and introduced new offerings for institutional asset managers, alternative investment managers and mortgage and commercial loan managers. On November 23, 2005, SS&C was acquired by SS&C Holdings, which is currently owned principally by funds affiliated with Carlyle and by Mr. Stone.

Our Industry

The financial services industry is a large, dynamic market and comprises a variety of enterprises and organizations, including institutional asset managers, alternative investment managers, financial institutions, commercial lenders, corporate treasury groups, insurance and pension funds, municipal finance groups and real estate property managers. We expect continued strong growth within the financial services information technology, or IT, market due to growing assets under management, increasing transaction volumes, constantly evolving regulatory requirements and the increasing number, and complexity, of asset classes. According to a 2006 Gartner report, worldwide financial services industry spending on IT services and software is forecasted to grow from $163.5 billion in 2005 to $230.9 billion in 2010, representing a 7.2% compound annual growth rate. Additionally, worldwide financial services spending on outsourced process management is expected to grow from $26.5 billion in 2005 to $40.7 billion in 2010, representing an 8.9% compound annual growth rate. We expect our growth to continue due to a number of factors related to the financial services industry and evolving challenges faced by industry participants, including:

Rapidly Growing Worldwide Financial Services Industry.  As both transaction volumes and assets under management increase, financial services providers require more advanced solutions to automate complex business processes and manage their information processing requirements. For example, according to a 2006 Boston Consulting Group report, the value of professionally managed assets grew by approximately 15% globally to $49.1 trillion in 2005, with the United States accounting for $22 trillion of that amount. The average daily trading volume on the New York Stock Exchange increased from 1.04 billion shares in 2000 to 2.00 billion shares in the first quarter of 2007. Additionally, alternative investment vehicles such as hedge funds and private equity funds have experienced rapid growth. According to a 2007 report of Hedge Fund Research, Inc., the total assets under hedge fund management have increased from $490.6 billion in 2000 to $1.5 trillion in 2006, representing a compound annual growth rate of 20%. To keep pace with the rapid growth in the industry and remain competitive with other industry participants, financial services providers increasingly need to implement advanced software applications or utilize service offerings from third parties to manage their most critical and complex IT processes.

Increasing Willingness to Implement Solutions from Independent Software Vendors and Outsource IT Operations.  Historically, financial services providers have relied in large part on their internal IT departments to supply the systems required to manage, analyze and control vast amounts of data. Rather than internally developing applications that automate business processes, many financial services providers are implementing advanced software solutions from independent software vendors to replace their current systems, which are often cumbersome, time-consuming to operate and expensive to implement, customize, update and support. Additionally, financial services providers globally are outsourcing a growing percentage of their business processes to benefit from best-in-class process execution, focus on core operations, quickly expand into new markets, reduce costs, streamline organizations, handle increased transaction volumes and ensure system redundancy. We believe that one of the key challenges faced by investment management industry participants is how to expand their use of third-party service providers to address the increasing complexity of new products and the growing investor and regulatory information demands. For example, many alternative investment firms lack the substantial in-house IT resources necessary to establish and manage the complex IT infrastructures their investment professionals require. These firms increasingly seek end-to-end solutions that enable them to outsource their operations from the front-office through the back-office.

Asset Classes and Securities Products Growing in Both Number and Complexity.  As the financial services industry has evolved, investment professionals must increasingly track and invest in numerous types of asset classes and securities that are often far more complex than traditional equity and debt instruments, including mortgage- and asset-backed securities, derivatives, swaps, futures, repos and options. These assets require more sophisticated systems to automate functions such as trading and modeling, portfolio management, accounting, performance measurement, reconciliation, reporting, processing and clearing.

Increasing Regulatory Requirements.  Increasing domestic and foreign regulation is forcing compliance with more complicated and burdensome requirements for financial services providers. This has escalated demand for software solutions that both meet compliance requirements and reduce the burden of compliance reporting and enforcement. For example, according to a May 2007 PricewaterhouseCoopers survey, the top two challenges for 2007 cited by investment management industry executives were regulatory uncertainty and regulatory pressures to increase transparency. Financial services providers continue to face increasing regulatory oversight from domestic organizations such as the National Association of Securities Dealers, U.S. Treasury Department, U.S. Securities and Exchange Commission, New York Stock Exchange, National Association of Insurance Commissioners and U.S. Department of Labor as well as foreign regulatory bodies such as the Office of Supervision of Financial Institutions in Ottawa, Canada, Financial Services Association in London, England and Ministry of Finance in Tokyo, Japan. As the financial services industry continues to grow in complexity, we anticipate regulatory oversight will continue to impose new demands on financial services providers.

Intense Global Competition Among Financial Services Providers.  Competition within the financial services industry has become intense as financial services providers expand into new markets and offer new services to their clients in an effort to maximize their profitability. Additionally, a significant number of small- and medium-sized organizations, such as hedge funds, have begun to compete with large financial institutions as they seek to attract new clients whose assets they can manage. As traditional equity and debt instruments become more commoditized, financial services providers are expanding into more complex product and service offerings to drive profitability. In response to these increasingly competitive conditions worldwide, financial services organizations seek to rapidly expand into new markets, increase front-office productivity by offering investment professionals greater modeling functionality and better tools to solve complex financial problems, and drive cost savings by utilizing software to automate and integrate their mission-critical and labor intensive business processes, provide greater functionality to investment professionals and offer the tools necessary to solve complex financial problems.

Our Competitive Strengths

We believe that our position in the marketplace results from several key competitive strengths, including:

Broad Portfolio of Products and Services Focused on Financial Services Organizations.  Our broad portfolio of over 50 software products and software-enabled services allows professionals in the financial services industry to efficiently and rapidly analyze and manage information, increase productivity, devote more time to critical business decisions and reduce costs. Our products and services automate our clients’ most mission-critical, complex business processes, and improve their operational efficiency. We believe our product and service offerings position us as a leader within the specific sectors of financial services software and services in which we compete. We provide highly flexible, scalable and cost-effective solutions that enable our clients to track complex securities, better employ sophisticated investment strategies, scale efficiently and meet evolving regulatory requirements. Our solutions allow our clients to automate and integrate their front-office, middle-office and back-office functions, thus enabling straight-through processing.

Enhanced Profitability Through Software Ownership.  We use our proprietary software products and infrastructure to provide our software-enabled services, strengthening our overall operating margins. Because we use our own products in the execution of our software-enabled services and own and control our products’ source code, we can quickly identify and deploy product improvements and respond to client feedback, enhancing the competitiveness of our software and software-enabled service offerings. This continuous feedback process provides us with a significant advantage over many of our competitors, specifically those software competitors that do not provide a comparable software-enabled services model and therefore do not have the same level of hands-on experience with their products.

Attractive Operating Model.  We believe we have an attractive operating model due to the contractually recurring nature of our revenues, the scalability of our software and software-enabled services, the significant operating cash flow we generate and our highly effective sales and marketing model.

Growing Contractually Recurring Revenues.  We continue to focus on growing our contractually recurring revenues from our software-enabled services and our maintenance contracts because they provide greater predictability in the operation of our business and enable us to strengthen long-term relationships with our clients. Contractually recurring revenues represented 79% of total revenues for the year ended December 31, 2006, up from 52% of total revenues in 2000.

Scalable Software and Software-enabled Services.  We have designed our software and software-enabled services to accommodate significant additional business volumes with limited incremental costs. The ability to generate additional revenues from increased volumes without incurring substantial incremental costs provides us with opportunities to improve our operating margins.

Significant Operating Cash Flow.  We are able to generate significant operating cash flows due to our strong operating margins and the relatively modest capital requirements needed to grow our business.

Highly Effective Sales and Marketing Model.  We utilize a direct sales force model that benefits from significant direct participation by senior management. We achieve significant efficiency in our sales model by leveraging the Internet as a direct marketing medium. Approximately every two weeks, we deliver over 300,000 electronic newsletters to industry participants worldwide. These eBriefings are integrated with our corporate website, www.ssctech.com, and are the source for a substantial number of our sales leads. Our deep domain knowledge and extensive participation in day-to-day investment, finance and fund administration activities enable us to create informative and timely articles that are the basis of our eBriefings.

Deep Domain Knowledge and Extensive Industry Experience.  As of June 30, 2007, we had 833 development and service professionals with significant expertise across the eight vertical markets that we serve and a deep working knowledge of our clients’ businesses. By leveraging our domain expertise and knowledge, we have developed, and continue to improve, our mission-critical software products and services to enable our clients to overcome the complexities inherent in their businesses. For example, our Complete Asset Management, Reporting and Accounting, or CAMRA, software, which supports the entire portfolio management function across all typical securities transactions, was originally released in 1989 and has been continually updated to meet our clients’ new business requirements. We were founded in 1986 by William C. Stone, who has served as our Chairman and Chief Executive Officer since our inception. Our senior management team has a track record of operational excellence and an average of more than 15 years of experience in the software and financial services industries.

Trusted Provider to Our Highly Diversified and Growing Client Base.  By providing mission-critical, reliable software products and services for more than 20 years, we have become a trusted provider to the financial services industry. We have developed a large and growing installed base within multiple segments of the financial services industry. Our clients include some of the largest and most well-recognized firms in the financial services industry. We believe that our high-quality products and superior services have led to long-term client relationships, some of which date from our earliest days of operations in 1987. Our strong client relationships, coupled with the fact that many of our current clients use our products for a relatively small portion of their total funds and investment vehicles under management, provide us with a significant opportunity to sell additional solutions to our existing clients and drive future revenue growth at lower cost.

Superior Client Support and Focus.  Our ability to rapidly deliver improvements and our reputation for superior service have proven to be a strong competitive advantage when developing client relationships. We provide our larger clients with a dedicated client support team whose primary responsibility is to resolve questions and provide solutions to address ongoing needs. We also offer the Solution Center, an interactive website that serves as an exclusive online client community where clients can find answers to product questions, exchange information, share best practices and comment on business issues. We believe a close and active service and support relationship significantly enhances client satisfaction, strengthens client relationships and furnishes us with information regarding evolving client issues.

Our Growth Strategy

We intend to be the leading provider of superior technology solutions to the financial services industry. The key elements of our growth strategy include:

Continue to Develop Software-Enabled Services and New Proprietary Software.  Since our founding in 1986, we have focused on building substantial financial services domain expertise through close working relationships with our clients. We have developed a deep knowledge base that enables us to respond to our clients’ most complex financial, accounting, actuarial, tax and regulatory needs. We intend to maintain and enhance our technological leadership by using our domain expertise to build valuable new software-enabled services and solutions, continuing to invest in internal development and opportunistically acquiring products and services that address the highly specialized needs of the financial services industry. Our internal product development team works closely with marketing and client service personnel to ensure that product evolution reflects developments in the marketplace and trends in client requirements. In addition, we intend to continue to develop our products in a cost-effective manner by leveraging common components across product families. We believe that we enjoy a competitive advantage because we can address the investment and financial management needs of high-end clients by providing industry-tested products and services that meet global market demands and enable our clients to automate and integrate their front-, middle- and back-office functions for improved productivity, reduced manual intervention and bottom-line savings. Our software-enabled services revenues increased from $30.9 million for the year ended December 31, 2004 to $107.7 million for the year ended December 31, 2006, representing a compound annual growth rate of 87%.

Expand Our Client Base.  Our client base of more than 4,000 clients represents a fraction of the total number of financial services providers globally. As a result, we believe there is substantial opportunity to grow our client base over time as our products become more widely adopted. We have a substantial opportunity to capitalize on the increasing adoption of mission-critical, sophisticated software and software-enabled services by financial services providers as they continue to replace inadequate legacy solutions and custom in-house solutions that are inflexible and costly to maintain. Our direct sales force principally targets financial services providers that are not currently our clients.

Increase Revenues from Existing Clients.  We believe our established client base presents a substantial opportunity for growth. Revenues from our existing clients generally grow along with the amount and complexity of assets that they manage and the volume of transactions that they execute. While we expect to continue to benefit from the financial services industry’s growing assets under management, expanding asset classes, and increasing transaction volumes, we also intend to leverage our deep understanding of the financial services industry to identify other opportunities to increase our revenues from our existing clients. Many of our current clients use our products for a minority of their total assets under management and investment funds, providing us with significant opportunities to expand our business relationship and revenues. We have been successful in, and expect to continue to focus our marketing efforts on, providing additional modules or features to the products and services our existing clients already use, as well as cross-selling our other products and services. Additionally, we intend to sell additional software products and services to new divisions and new funds of our existing client base. Our client services team is primarily responsible for expanding our relationships with current clients. Moreover, our high quality of service helps us maintain significant client retention rates and longer lasting client relationships.

Continue to Capitalize on Acquisitions of Complementary Businesses and Technologies.  We intend to continue to employ a highly disciplined and focused acquisition strategy to broaden and enhance our product and service offerings, add new clients, supplement our internal development efforts and accelerate our expected growth. We believe that our acquisitions have been an extension of our research and development effort that has enabled us to purchase proven products and remove the uncertainties associated with software development projects. We will seek to opportunistically acquire, at attractive valuations, businesses, products and technologies in our existing or complementary vertical markets that will enable us to better satisfy our clients’ rigorous and evolving needs. We have a proven ability to integrate complementary businesses as demonstrated by the 23 businesses that we have acquired since 1995. Our experienced senior management team leads a rigorous evaluation of our acquisition candidates to ensure that they satisfy our product or service needs and will successfully integrate with our business while meeting our targeted financial goals. As a result, our acquisitions have contributed marketable products or services that have added to our revenues. For example, the acquisitions of EisnerFast, Cogent and Northport have expanded our software-enabled services offerings to the alternative investment management market, which is one of our fastest growing businesses today. Through the broad reach of our direct sales force and our large installed client base, we believe we can market these acquired products and services to a large number of prospective clients and scale revenues. Additionally, we have been able to improve the operational performance and profitability of our acquired businesses, creating significant value for our stockholders.

Strengthen Our International Presence.  We believe that there is a significant market opportunity to provide software and services to financial services providers outside North America. In 2006, we generated 23% of our revenues from clients outside North America. We are building our international operations in order to increase our sales outside North America. We believe that the hiring of more sales personnel will lead to increased international sales. For example, we believe that the rapidly growing alternative investment management market in Europe presents a compelling growth opportunity. We plan to expand our international market presence by leveraging our existing software products and software-enabled services for alternative investment managers, which to date have primarily been implemented by U.S.-based alternative investment management firms.

Our Acquisitions

Since 1995, we have acquired over 20 businesses within our industry. We generally seek to acquire companies that satisfy our financial metrics, including expected return on investment, and that:

•	provide complementary products or services in the financial services industry;

•	address a highly specialized problem or a market niche in the financial services industry;

•	expand our global reach into strategic geographic markets;

•	have solutions that lend themselves to being delivered as software-enabled services; and

•	possess proven technology and an established client base that will provide a source of ongoing revenues and to whom we may be able to sell existing products and services.

Our senior management receives numerous acquisition proposals for its consideration. We receive referrals from several sources, including clients, investment banks and industry contacts. We believe, based on our experience, that there are numerous solution providers addressing highly particularized financial services needs or providing specialized services that would meet our acquisition criteria.

Below is a table summarizing our acquisitions.

			Acquired Products and
Date	Acquired Business	Contract Purchase Price*	Services Currently Offered

March 1995	Chalke	$10,000,000	PTS
November 1997	Mabel Systems	$850,000 and 109,224 shares	Mabel
December 1997	Shepro Braun Systems	1,500,000 shares	Total Return, Antares
March 1998	Quantra	$2,269,800 and 819,028 shares	SKYLINE
April 1998	The Savid Group	$821,500	Debt & Derivatives
March 1999	HedgeWare	1,028,524 shares	AdvisorWare
March 1999	Brookside	41,400 shares	Consulting services
November 2001	Digital Visions	$1,350,000	PortPro, The BANC Mall, PALMS
January 2002	Real-Time, USA	$4,000,000	Real-Time, Lightning
November 2002	DBC	$4,500,000	Municipal finance products
December 2003	Amicorp Fund Services	$1,800,000	Fund services
January 2004	Investment Advisory Network	$3,000,000	Compass, Portfolio Manager
February 2004	NeoVision Hypersystems	$1,600,000	Heatmaps
April 2004	OMR Systems	$19,671,000	TradeThru, Xacct
February 2005	Achievement Technologies	$470,000	SamTrak
February 2005	EisnerFast	$25,300,000	Fund services
April 2005	Financial Models Company	$159,000,000	FMC suite of products
June 2005	Financial Interactive	358,424 shares and warrants to purchase 50,000 shares	FundRunner
August 2005	MarginMan	$5,600,000	MarginMan
October 2005	Open Information Systems	$24,000,000	Money Market Manager, Information Manager
March 2006	Cogent Management	$12,250,000	Fund services
August 2006	Zoologic	$3,000,000	Education and training courseware
March 2007	Northport	$5,000,000	Fund services

* Share references are to shares of SS&C common stock after giving effect to SS&C’s three-for-two common stock split in the form of a stock dividend effective as of March 2004.

Many of our acquisitions have enabled us to expand our product and service offerings into new markets or client bases within the financial services industry. For example, with our acquisitions of Shepro Braun Systems and HedgeWare, we began providing portfolio management and accounting software to the hedge funds and family offices market. We began offering property management products to the real estate property management industry after we acquired Quantra and started selling financial modeling products to the municipal finance groups market after the DBC acquisition. Our acquisition of OMR Systems Corporation and OMR Systems International Limited, which we refer to collectively as OMR, allowed us to offer integrated, global solutions to financial institutions and hedge funds through our TradeThru software and Xacct services. The acquisitions of EisnerFast, Cogent and Northport expanded our software-enabled services to the hedge fund and private equity markets. With our acquisition of FMC, we complemented and expanded our product and service offerings to meet the front-, middle- and back-office needs of the investment management industry. The addition of new products and services also enabled us to market other products and services to acquired client bases. Some acquisitions have also provided us with new technology, such as the Heatmaps data visualization product developed by NeoVision Hypersystems, Inc.

To date, all of our acquisitions have resulted in a marketable product or service that has added to our revenues. We also have generally been able to improve the operating performance and profitability of the acquired businesses. We seek to reduce the costs of the acquired businesses by consolidating sales and marketing efforts and by eliminating redundant administrative tasks and research and development expenses. In some cases, we have also been able to increase revenues generated by acquired products and services by leveraging our larger sales capabilities and client base.

Products and Services

Our products and services allow professionals in the financial services industry to automate complex business processes within financial services providers and are instrumental in helping our clients manage significant information processing requirements. Our solutions enable our clients to focus on core operations, better monitor and manage investment performance and risk, improve operating efficiency and reduce operating costs. Our portfolio of over 50 products and software-enabled services allows our clients to automate and integrate front-office functions such as trading and modeling, middle-office functions such as portfolio management and reporting, and back-office functions such as accounting, performance measurement, reconciliation, reporting, processing and clearing.

The following chart summarizes our principal software products and services, typical users and the vertical markets each product serves. Most of these products are also used to deliver our software-enabled services.

Products	Typical Users	Vertical Markets Served
Portfolio Management/Accounting
AdvisorWare
Altair
CAMRA
CAMRA D Class
Debt & Derivatives
FundRunner
FundRunner Investorsite
FundRunner Marathon
Lightning
Pacer
Pages
PALMS
PortPro
Recon
SS&C Wealth Management
Suite Front Office
Sylvan
Total Return	Portfolio managers Asset managers Fund administrators Investment advisors Accountants Auditors Alternative investment managers Brokers/dealers	Alternative investment managers Corporate treasury groups Financial institutions Institutional asset managers Insurance and pension funds

Trading/Treasury Operations
Antares Heatmaps MarginMan Suite Front Office TradeDesk TradeThru	Securities traders Financial institutions Risk managers Foreign exchange traders Asset managers	Alternative investment managers Corporate treasury groups Financial institutions Institutional asset managers Insurance and pension funds

Products	Typical Users	Vertical Markets Served
Financial Modeling
AnalyticsExpress DBC (family of products) Finesse HD PTS	CEO/CFOs Risk managers Actuarial professionals Bank asset/liability managers Investment bankers State/local treasury staff Financial advisors	Insurance and pension funds Financial institutions Municipal finance groups

Loan Management/Accounting
LMS Loan Suite LMS Originator LMS Servicer The BANC Mall	Mortgage originators Commercial lenders Mortgage loan servicers Mortgage loan portfolio managers Real estate investment managers Bank/credit union loan officers	Commercial lenders Financial institutions Insurance and pension funds

Property Management
SKYLINE (family of products) SamTrak	Real estate investment managers Real estate leasing agents Real estate property managers Facility managers	Real estate leasing/property managers

Money Market Processing
Information Manager Money Market Manager	Financial institutions Custodians Security lenders Cash managers	Financial institutions

Training
Zoologic Learning Solutions	Financial institutions Asset managers Hedge fund managers Investment bankers	All verticals

Services	Typical Users	Vertical Markets Served
Software-enabled services
SS&C Direct SS&C Fund Services SSCNet SVC	Portfolio managers Asset managers Fund administrators Investment advisors Alternative investment managers Securities traders	Alternative investment managers Financial institutions Institutional asset managers Insurance and pension funds

Portfolio Management/Accounting

Our products and services for portfolio management span most of our vertical markets and offer our clients a wide range of investment management solutions.

AdvisorWare.  AdvisorWare software supports hedge funds, funds of funds and family offices with sophisticated global investment, trading and management concerns, and/or complex financial, tax (including German tax requirements), partnership and allocation reporting requirements. It delivers comprehensive multi-currency investment management, financial reporting, performance fee calculations, net asset value calculations, contact management and partnership accounting in a straight-through processing environment.

Altair.  Altair software is a portfolio management system designed for companies that are looking for a solution that meets Benelux market requirements and want client/server architecture with SQL support. We sell Altair primarily to European asset managers, stock brokers, custodians, banks, pension funds and insurance companies. Altair supports a full range of financial instruments, including fixed income, equities, real estate investments and alternative investment vehicles.

CAMRA.  CAMRA (Complete Asset Management, Reporting and Accounting) software supports the integrated management of asset portfolios by investment professionals operating across a wide range of institutional investment entities. CAMRA is a 32-bit, multi-user, integrated solution tailored to support the entire portfolio management function and includes features to execute, account for and report on all typical securities transactions.

We have designed CAMRA to account for all activities of the investment operation and to continually update investment information through the processing of day-to-day securities transactions. CAMRA maintains transactions and holdings and stores the results of most accounting calculations in its open, relational database, providing user-friendly, flexible data access and supporting data warehousing.

CAMRA offers a broad range of integrated modules that can support specific client requirements, such as TBA dollar rolls, trading, compliance monitoring, net asset value calculations, performance measurement, fee calculations and reporting.

CAMRA D Class.  CAMRA D Class software is for smaller U.S. insurance companies that need to account for their trades and holdings and comply with statutory reporting requirements but do not require a software application as sophisticated as CAMRA.

Debt & Derivatives.  Debt & Derivatives is a comprehensive financial application software package designed to process and analyze all activities relating to derivative and debt portfolios, including pricing, valuation and risk analysis, derivative processing, accounting, management reporting and regulatory reporting. Debt & Derivatives delivers real-time transaction processing to treasury and investment professionals, including traders, operations staff, accountants and auditors.

FundRunner.  FundRunner is a hedge fund investor relationship management and fund profiling solution. FundRunner solutions provide a comprehensive investor relationship management and fund profiling infrastructure for managing sophisticated investors by consolidating and automating their communication needs. FundRunner solutions streamline client servicing and marketing for fund managers and integrates account management, correspondence tracking, marketing, reporting, fund and investor performance analysis and compliance.

FundRunner InvestorSite.  FundRunner InvestorSite is a robust, easy-to-use Internet communications development and administration toolset for the investment management industry. FundRunner InvestorSite empowers investment managers to easily develop and maintain a secure, personalized web presence in order to give their clients valuable information.

FundRunner Marathon.  FundRunner Marathon HF gives hedge fund managers every tool necessary for investor communication and reporting in a clear and simple package any user can easily adopt out of the box.

Lightning.  Lightning is a comprehensive software-enabled service supporting the front-, middle- and back-office processing needs of commercial banks and broker-dealers of all sizes and complexity. Lightning automates a number of processes, including trading, sales, funding, accounting, risk analysis and asset/liability management.

Pacer.  Pacer is a portfolio management and accounting system designed to manage diversified global portfolios and meet the unique management and accounting needs of all business streams, from institutional and pension management, to separately managed accounts, private client portfolios, mutual funds and unit trusts.

Pages.  Pages is a client communication system that generates unique individual client statements and slide presentations for print, electronic or face-to-face meetings. Pages helps enhance customer services by producing client statements that automatically assemble data from portfolio management, customer relationship management, performance measurement and other investment systems.

PALMS.  PALMS (Portfolio Asset Liability Management System) is an Internet-based service for community banks and credit unions that enables them to manage and analyze their balance sheet. PALMS gives financial institutions instant access to their balance sheet by importing data directly from general ledger, loan, deposit and investment systems and can perform simulations for detailed analysis of the data.

PortPro.  PortPro delivers Internet-based portfolio accounting and is available as a software-enabled service. PortPro helps financial institutions effectively measure, analyze and manage balance sheets and investment portfolios. PortPro is offered as a stand-alone product or as a module of Lightning. PortPro includes bond accounting and analytics.

Recon.  Recon is a transaction, position and cash reconciliation system that streamlines reconciliation by identifying exceptions and providing effective workflow tools to resolve issues faster, thereby reducing operational risk. Recon automatically reconciles transactions, holdings and cash from multiple sources.

SS&C Wealth Management.  SS&C Wealth Management is a web services platform that delivers core account management services to wealth management professionals. Services include investor prospecting, account aggregation and reconciliation, account management, tax lot accounting, performance measurement, fee processing and reporting. Services can be customized to meet the specific needs of registered investment advisors, broker-dealers or financial institutions.

Suite Front Office.  A web-based service, Suite Front Office combines our core asset management product functionalities into an innovative, visually appealing, and easy-to-use interface. Suite provides an integrated suite with best-of-breed components — modeling, trading, portfolio accounting, client communications and other mission critical workflows — as an on-demand, software-enabled service.

Sylvan.  Sylvan is a performance measurement, attribution and composite management platform designed to streamline the calculation and reporting of performance measurement requirements of clients. It provides an enterprise-wide performance solution with data sourced from multiple accounting engines and is highly scaleable, supporting the high volumes of detailed analysis requirements of institutional investment managers.

Total Return.  Total Return is a portfolio management and partnership accounting system directed toward the hedge fund and family office markets. It is a multi-currency system, designed to provide financial and tax accounting and reporting for businesses with high transaction volumes.

Trading/Treasury Operations

Our comprehensive real-time trading systems offer a wide range of trade order management solutions that support both buy-side and sell-side trading. Our full-service trade processing system delivers comprehensive processing for global treasury and derivative operations. Solutions are available to clients either through a license or as a software-enabled service.

Antares.  Antares is a comprehensive, real-time, event-driven trading and profit and loss reporting system designed to integrate trade modeling with trade order management. Antares enables clients to trade and report fixed-income, equities, foreign exchange, futures, options, repos and many other instruments across different asset classes. Antares also offers an add-on option of integrating Heatmaps’ data visualization technology to browse and navigate holdings information.

Heatmaps.  Heatmaps is a data visualization technology that uses color, sound, animation and pattern to integrate vast amounts of financial data and analytics into dynamic, visual color displays. Heatmaps provides professional traders, analysts, asset managers and senior management with consolidated and simplified views of their information, allowing them to proactively monitor their business for opportunities, trends and potential risks.

MarginMan.  MarginMan delivers collateralized trading software to the foreign exchange (FX) marketplace. MarginMan supports collateralized FX trading, precious metals trading and over-the-counter FX options trading.

TradeDesk.  TradeDesk is a comprehensive paperless trading system that automates front- and middle-office aspects of fixed-income transaction processing. In particular, TradeDesk enables clients to automate ticket entry, confirmation and access to offerings and provides clients with immediate, online access to complete client information and holdings.

TradeThru.  TradeThru is a web-based treasury and derivatives operations service that supports multiple asset classes and provides multi-bank, multi-entity and multi-currency integration of front-, middle- and back-office trade functions for financial institutions. TradeThru is available either through a license or as a software-enabled service. The system delivers automated front- to back-office functions throughout the lifecycle of a trade, from deal capture to settlement, risk management, accounting and reporting. TradeThru also provides data to other external systems, such as middle-office analytic and risk management systems and general ledgers. TradeThru provides one common instrument database, counterparty database, audit trail and end-of-day runs.

Financial Modeling

We offer several powerful analytical software and financial modeling applications for the insurance industry. We also provide analytical software and services to the municipal finance groups market.

AnalyticsExpress.  AnalyticsExpress is a reporting and data visualization tool that translates actuarial analysis into meaningful management information. AnalyticsExpress brings flexibility to the reporting process and allows clients to analyze and present output at varying levels of detail and create high-level reports and charts.

DBC Product Suite.  We provide analytical software and services to municipal finance groups. Our suite of DBC products addresses a broad spectrum of municipal finance concerns, including:

•	general bond structures,

•	revenue bonds,

•	housing bonds,

•	student loans, and

•	Federal Housing Administration — insured revenue bonds and securitizations.

Our DBC products also deliver solutions for debt structuring, cash flow modeling and database management. Typical users of our DBC products include investment banks, municipal issuers and financial advisors for structuring new issues, securitizations, strategic planning and asset/liability management.

Finesse HD.  Finesse HD is a financial simulation tool for the property/casualty insurance industry that uses the principles of dynamic financial analysis. Finesse HD measures multiple future risk scenarios to provide a more accurate picture of financial risk and is designed to generate iterative computer-simulated scenarios.

PTS.  PTS is a pricing and financial modeling tool for life insurance companies. PTS provides an economic model of insurance assets and liabilities, generating option-adjusted cash flows to reflect the complex set of options and covenants frequently encountered in insurance contracts or comparable agreements.

Loan Management/Accounting

Our products that support loan administration activities are LMS and The BANC Mall.

LMS Loan Suite.  The LMS Loan Suite is a single database application that provides comprehensive loan management throughout the life cycle of a loan, from the initial request to final disposition. We have structured the flexible design of the LMS Loan Suite to meet the most complex needs of commercial lenders and servicers worldwide. The LMS Loan Suite includes both the LMS Originator and the LMS Servicer, facilitating integrated loan portfolio processing.

LMS Originator.  LMS Originator is a comprehensive commercial loan origination system, designed to bring efficiencies and controls to streamline the loan origination process. LMS Originator tracks the origination of a loan from the initial request through the initial funding. It enables clients to set production goals, measure production volumes against these goals and analyze the quality of loan requests being submitted by third parties. LMS Originator is integrated with LMS Servicer for seamless loan management processing throughout the life cycle of a loan.

LMS Servicer.  LMS Servicer is a comprehensive commercial loan servicing system designed to support the servicing of a wide variety of product types and complex loan structures. LMS Servicer provides capabilities in implementing complex investor structures, efficient payment processing, escrow processing and analysis, commercial mortgage-backed securities (CMBS) servicing and reporting and portfolio analytics. LMS Servicer is integrated with LMS Originator for seamless loan management processing throughout the life cycle of a loan.

The BANC Mall.  The BANC Mall is an Internet-based lending and leasing tool designed for loan officers and loan administrators. The BANC Mall provides, as a software-enabled service, online lending, leasing and research tools that deliver critical information for credit processing and loan administration. Clients use The BANC Mall on a fee-for-service basis to access more than a dozen data providers.

Property Management

SKYLINE.  SKYLINE is a comprehensive property management system that integrates all aspects of real estate property management, from prospect management to lease administration, work order management, accounting and reporting. By providing a single-source view of all real estate holdings, SKYLINE functions as an integrated lease administration system, a historical property/portfolio knowledge base and a robust accounting and financial reporting system, enabling users to track each property managed, including data on specific units and tenants. Market segments served include:

• commercial	• retirement communities
• residential	• universities
• retail	• hospitals

SamTrak.  SamTrak is a comprehensive facilities maintenance and work processing system designed to seamlessly integrate accounting functionality with building management.

Money Market Processing

Information Manager.  Information Manager is a comprehensive web-enabled solution for financial institutions that delivers core business application functionality to internal and external clients’ desktops. Information Manager provides reporting, transaction entry, scheduling, entitlement and work flow management and interfaces to third-party applications. Information Manager supports back-office systems, including custody, trust accounting, security lending, cash management, collateral management and global clearing.

Money Market Manager.  Money Market Manager (M3) is a web-enabled solution that is used by banks and broker-dealers for the money market issuance services. M3 provides the functionality required for issuing and acting as a paying agent for money market debt instruments. M3 provides the reports needed for clients to manage their business, including deals, issues and payment accruals.

Training

Zoologic Learning Solutions.  Zoologic Learning Solutions is a suite of learning solutions that provides in-depth, introductory and continuing education training at all levels, offering mix-and-match courses easily configured into curriculums that meet our clients’ needs. It includes instructor-led training, web-based courseware and program design.

Software-Enabled Services

SS&C Direct.  We provide comprehensive software-enabled services through our SS&C Direct operating unit for portfolio accounting, reporting and analysis functions. The SS&C Direct service includes:

•	hosting of a company’s application software,

•	automated workflow integration,

•	automated quality control mechanisms, and

•	extensive interface and connectivity services to custodian banks, data service providers, depositories and other external entities.

SS&C Direct’s Outsourced Investment Accounting Services option includes comprehensive investment accounting and investment operations services for sophisticated, global organizations.

SS&C Fund Services.  We provide comprehensive on- and offshore fund administration services to hedge fund and other alternative investment managers using our proprietary software products. SS&C Fund Services offers fund manager services, transfer agency services, funds of funds services, tax processing and accounting and processing. SS&C Fund Services supports all fund types and investment strategies. Market segments served include:

• hedge fund managers	• investment managers
• funds of funds managers	• commodity pool operators
• commodity trading advisors	• proprietary traders
• family offices	• private equity groups
• private wealth groups	• separate managed accounts

SSCNet.  SSCNet is a global trade network linking investment managers, broker-dealers, clearing agencies, custodians and interested parties. SSCNet’s real-time trade matching utility and delivery instruction database facilitate integration of front-, middle- and back-office functions, reducing operational risk and costs.

SVC.  SVC is a single source for securities data that consolidates data from leading global sources to provide clients with the convenience of one customized data feed. SVC provides clients with seamless, timely and accurate data for pricing, corporate actions, dividends, interest payments, foreign exchange rates and security master for global financial instruments.

Software and Service Delivery Options

Our delivery methods include software-enabled services, software licenses with related maintenance agreements, and blended solutions. All of our software-enabled services are built around and leverage our proprietary software.

Software-Enabled Services.  We provide a broad range of software-enabled services for our clients. By utilizing our proprietary software and avoiding the use of third-party products to provide our software-enabled services, we are able to greatly reduce potential operating risks, efficiently tailor our products and services to meet specific client needs, significantly improve overall service levels and generate high overall operating margins and cash flow. Our software-enabled services are generally provided under two- to five-year non-cancelable contracts with required monthly and quarterly payments. Pricing on our software-enabled services varies depending upon the complexity of the services being provided, the number of users, assets under management and transaction volume. Importantly, our software-enabled services allow us to leverage our proprietary software and existing infrastructure, thereby increasing our aggregate profits and cash flows. For the year ended December 31, 2006, revenues from software-enabled services represented 52.4% of total revenues.

Software License and Related Maintenance Agreements.  We license our software to clients through either perpetual or term licenses, both of which include annually renewable maintenance contracts. Maintenance contracts on our core enterprise software products, which typically incorporate annual pricing increases, provide us with a stable and contractually recurring revenue base due to average revenue retention rates of over 90% in each of the last five years. We typically generate additional revenues as our existing clients expand usage of our products. For the year ended December 31, 2006, license and maintenance revenues represented 11.2% and 26.9% of total revenues, respectively.

Blended Solutions.  We provide certain clients with targeted, blended solutions based on a combination of our various software and software-enabled services. We believe that this capability further differentiates us from many of our competitors that are unable to provide this level of service.

Professional Services

We offer a range of professional services to assist clients. Professional services consist of consulting and implementation services, including the initial installation of systems, conversion of historical data and ongoing training and support. Our in-house consulting teams work closely with the client to ensure the smooth transition and operation of our systems. Our consulting teams have a broad range of experience in the financial services industry and include certified public accountants, chartered financial analysts, mathematicians and IT professionals from the asset management, real estate, investment, insurance, hedge fund, municipal finance and banking industries. We believe our commitment to professional services facilitates the adoption of our software products across our target markets. For the year ended December 31, 2006, revenues from professional services represented 9.5% of total revenues.

Product Support

We believe a close and active service and support relationship is important to enhancing client satisfaction and furnishes an important source of information regarding evolving client issues. We provide our larger clients with a dedicated client support team whose primary responsibility is to resolve questions and provide solutions to address ongoing needs. Direct telephone support is provided during extended business hours, and additional hours are available during peak periods. We also offer the Solution Center, a website that serves as an exclusive online community for clients, where clients can find answers to product questions, exchange information, share best practices and comment on business issues. Approximately every two weeks, we distribute via the Internet our software and services eBriefings, which are industry-specific articles in our eight vertical markets and in geographic regions around the world. We supplement our service and support activities with comprehensive training. Training options include regularly hosted classroom and online instruction, e.Training, and online client seminars, or “webinars,” that address current, often technical, issues in the financial services industry.

We periodically make maintenance releases of licensed software available to our clients, as well as regulatory updates (generally during the fourth quarter, on a when and if available basis), to meet industry reporting obligations and other processing requirements.

Clients

We have over 4,000 clients globally in eight vertical markets in the financial services industry that require a full range of information management and analysis, accounting, actuarial, reporting and compliance software on a timely and flexible basis. Our clients include multinational banks, retail banks and credit unions, hedge funds, funds of funds and family offices, institutional asset managers, insurance companies and pension funds, municipal finance groups, commercial lenders, real estate lenders and property managers. Our clients include many of the largest and most well-recognized firms in the financial services industry. During the year ended December 31, 2006, our top 10 clients represented approximately 21% of revenues, with no single client accounting for more than 5.5% of revenues.

Sales and Marketing

We believe a direct sales organization is essential to the successful implementation of our business strategy, given the complexity and importance of the operations and information managed by our products, the extensive regulatory and reporting requirements of each industry, and the unique dynamics of each vertical market. Our dedicated direct sales and support personnel continually undergo extensive product and sales training and are located in our various sales offices worldwide. We also use telemarketing to support sales of our real estate property management products and work through alliance partners who sell our software-enabled services to their correspondent banking clients.

Our marketing personnel have extensive experience in high tech marketing to the financial services industry and are responsible for identifying market trends, evaluating and developing marketing opportunities, generating client leads and providing sales support. Our marketing activities, which focus on the use of the Internet as a cost-effective means of reaching current and potential clients, include:

•	content-rich, periodic software and services eBriefings targeted at clients and prospects in each of our vertical and geographic markets,

•	regular product-focused webinars,

•	seminars and symposiums,

•	trade shows and conferences, and

•	e-marketing campaigns.

Some of the benefits of our shift in focus to an Internet-based marketing strategy include lower marketing costs, more direct contacts with actual and potential clients, increased marketing leads, distribution of more up-to-date marketing information and an improved ability to measure marketing initiatives.

The marketing department also supports the sales force with appropriate documentation or electronic materials for use during the sales process.

Product Development and Engineering

We believe we must introduce new products and offer product innovation on a regular basis to maintain our competitive advantage. To meet these goals, we use multidisciplinary teams of highly trained personnel and leverage this expertise across all product lines. We have invested heavily in developing a comprehensive product analysis process to ensure a high degree of product functionality and quality. Maintaining and improving the integrity, quality and functionality of existing products is the responsibility of individual product managers. Product engineering management efforts focus on enterprise-wide strategies, implementing best-practice technology regimens, maximizing resources and mapping out an integration plan for our entire umbrella of products as well as third-party products. Our research and development expenses for the years ended December 31, 2004, 2005 and 2006 were $14.0 million, $21.3 million and $23.6 million, respectively.

Our research and development engineers work closely with our marketing and support personnel to ensure that product evolution reflects developments in the marketplace and trends in client requirements. We have generally issued a major release of our core products during the second or third quarter of each fiscal year, which includes both functional and technical enhancements. We also provide an annual release in the fourth quarter to reflect evolving regulatory changes in time to meet clients’ year-end reporting requirements.

Competition

The market for financial services software and services is competitive, rapidly evolving and highly sensitive to new product introductions and marketing efforts by industry participants, although high conversion costs can create barriers to adoption of new products or technologies. The market is fragmented and served by both large-scale players with broad offerings as well as firms that target only local markets or specific types of clients. We also face competition from information systems developed and serviced internally by the IT departments of large financial services firms. We believe that we generally compete effectively as to the factors identified for each market below, although some of our existing competitors and potential competitors have substantially greater financial, technological and marketing resources than we have and may offer products with different functions or features that are more attractive to potential customers than our offerings.

Alternative Investments:  In our alternative investments market, we compete with multiple vendors that may be categorized into two groups, one group comprised of independent specialized administration providers, which are generally smaller than us, and the other including prime brokerage firms offering fund administration services. Major competitors in this market include CITCO Group, State Street Bank and BISYS. The key competitive factors in marketing software and services to the alternative investment industry are the need for independent fund administration, features and adaptability of the software, level and quality of customer support, level of software development expertise and total cost of ownership.

Asset Management:  In the asset management market, we compete with a variety of other vendors depending on customer characteristics such as size, type, location, computing environment and functionality requirements. Competitors in this market range from larger providers of integrated portfolio management systems and outsourcing services, such as SunGard, Mellon Financial (Eagle Investment Systems) and Advent, to smaller providers of specialized applications and technologies such as StatPro, Charles River and others. We also compete with internal processing and information technology departments of our customers and prospective customers. The key competitive factors in marketing asset management solutions are the reliability, accuracy, timeliness and reporting of processed information to internal and external customers, features and adaptability of the software, level and quality of customer support, level of software development expertise and return on investment.

Insurance and Pension Funds:  In our insurance market, we compete with a variety of vendors depending on customer characteristics such as size, type, location, computing environment and functionality requirements. Competitors in this market range from large providers of portfolio management systems, such as State Street Bank (Princeton Financial Systems) and SunGard, to smaller providers of specialized applications and services.

We also compete with outsourcers, as well as the internal processing and information technology departments of our customers and prospective customers. The key competitive factors in marketing insurance and pension plan systems are the accuracy, timeliness and reporting of processed information provided to internal and external customers, features and adaptability of the software, level and quality of customer support, economies of scale and return on investment.

Real Estate Property Management:  In the real estate property management market, we compete with numerous software vendors comprised of smaller specialized real estate property management solution providers and larger property management software vendors with more dedicated resources than our real estate property management business, such as Yardi, and Intuit. The key competitive factors in marketing property management systems are the features and adaptability of the software, level of quality and customer support, degree of responsiveness and overall net cost.

Financial Institutions:  In our financial institutions market, there are multiple software and services vendors that are either smaller providers of specialized applications and technologies to larger providers of enterprise systems, such as SunGard and Misys. We also compete with outsourcers as well as the internal processing and information technology departments of our customers and prospective customers. The key competitive factors in marketing financial institution software and services including accuracy and timeliness of processed information provided to customers, features and adaptability of the software, level and quality of customer support, level of software development expertise, total cost of ownership and return on investment.

Commercial Lending:  In the commercial lending market, we compete with a variety of other vendors depending on customer characteristics such as size, type, location, and functional requirements. Competitors in this market range from large competitors whose principal businesses are not in the loan management business, such as PNC Financial Services (Midland Loan Services), to smaller providers of specialized applications and technologies. The key competitive factors in marketing commercial lending solutions are the accuracy, timeliness and reporting of processed information provided to customers, level of software development expertise, level and quality of customer support and features and adaptability of the software.

Corporate Treasury:  In the commercial treasury market, we compete with larger competitors of end-to-end corporate treasury solutions like SimCorp and SunGard. The key competitive factors in marketing corporate treasury solutions are the features and complexity of our software, level of software development expertise, total cost of ownership and return on investment.

Proprietary Rights

We rely on a combination of trade secret, copyright, trademark and patent law, nondisclosure agreements and technical measures to protect our proprietary technology. We have registered trademarks for many of our products and will continue to evaluate the registration of additional trademarks as appropriate. We generally enter into confidentiality and/or license agreements with our employees, distributors, clients and potential clients. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford limited protection. These efforts may be insufficient to prevent third parties from asserting intellectual property rights in our technology. Furthermore, it may be possible for unauthorized third parties to copy portions of our products or to reverse engineer or otherwise obtain and use proprietary information, and third parties may assert ownership rights in our proprietary technology. For additional risks relating to our proprietary technology, please see “Risk Factors — Risks Relating to Our Business — If we are unable to protect our proprietary technology, our success and our ability to compete will be subject to various risks, such as third-party infringement claims, unauthorized use of our technology, disclosure of our proprietary information or inability to license technology from third parties.”

Rapid technological change characterizes the software development industry. We believe factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements, name recognition and reliable service and support are more important to establishing and maintaining a leadership position than legal protections of our technology.

Employees

As of June 30, 2007, we had 1,019 full-time employees, consisting of:

•	200 employees in research and development,

•	541 employees in consulting and services,

•	80 employees in sales and marketing,

•	92 employees in client support, and

•	106 employees in finance and administration.

As of June 30, 2007, 357 of our employees were in our international operations. No employee is covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

Properties

We lease our corporate offices, which consist of 73,000 square feet of office space located in 80 Lamberton Road, Windsor, CT 06095. In 2006, we extended the lease term through October 2016. We utilize facilities and offices in thirteen locations in the United States and have offices in Toronto, Canada; Montreal, Canada; London, England; Amsterdam, the Netherlands; Kuala Lumpur, Malaysia; Tokyo, Japan; Curacao, the Netherlands Antilles; Dublin, Ireland; and Sydney, Australia.

Legal Proceedings

In connection with the Acquisition, two purported class action lawsuits were filed against SS&C, each of its directors and, with respect to the first matter described below, SS&C Holdings, in the Court of Chancery of the State of Delaware, in and for New Castle County.

The first lawsuit is Paulena Partners, LLC v. SS&C Technologies, Inc., et al., C.A. No. 1525-N (filed July 28, 2005). The second lawsuit is Stephen Landen v. SS&C Technologies, Inc., et al., C.A. No. 1541-N (filed August 3, 2005). Each complaint purports to state claims for breach of fiduciary duty against all of SS&C’s directors at the time of filing of the lawsuits. The complaints allege, among other things, that (1) the merger will benefit SS&C’s management or Carlyle at the expense of its public stockholders, (2) the merger consideration to be paid to stockholders is inadequate or unfair and does not represent the best price available in the marketplace for SS&C, (3) the process by which the merger was approved was unfair and (4) the directors breached their fiduciary duties to SS&C’s stockholders in negotiating and approving the merger. Each complaint seeks, among other relief, class certification of the lawsuit, an injunction preventing the consummation of the merger (or rescinding the merger if it is completed prior to the receipt of such relief), compensatory and/or rescissory damages to the class and attorneys’ fees and expenses, along with such other relief as the court might find just and proper.

The two lawsuits were consolidated by order dated August 31, 2005. On October 18, 2005, the parties to the consolidated lawsuit entered into a memorandum of understanding, pursuant to which SS&C agreed to make certain additional disclosures to its stockholders in connection with their approval of the merger. The memorandum of understanding also contemplated that the parties would enter into a settlement agreement, which the parties executed on July 6, 2006. Under the settlement agreement, SS&C agreed to pay up to $350,000 of plaintiffs’ legal fees and expenses. The settlement agreement was subject to customary conditions, including court approval following notice to the stockholders of SS&C. The court did not find that the settlement agreement was fair, reasonable and adequate and disapproved the proposed settlement on November 29, 2006. The court criticized plaintiffs’ counsel’s handling of the litigation, noting that the plaintiffs’ counsel displayed a lack of understanding of basic terms of the merger, did not appear to have adequately investigated the plaintiffs’ potential claims and was unable to identify the basic legal issues in the case. The court also raised questions about the process leading up to the transaction, which process included Mr. Stone’s discussions of potential investments in, or acquisitions of, SS&C, without prior formal authorization of SS&C’s board, but the court did not make any findings of fact on the litigation other than that there were not adequate facts in evidence to support the settlement. The plaintiffs decided to continue the litigation following rejection of the settlement, and the parties are currently in discovery. The court has set a trial date for July 2008. We believe that the claims are without merit and are defending them vigorously.

From time to time, we are subject to certain other legal proceedings and claims that arise in the normal course of business. In the opinion of our management, we are not involved in any such litigation or proceedings by third parties that our management believes could have a material adverse effect on us or our business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of July 31, 2007:

Name	Age	Position

William C. Stone	52	Chairman of the Board and Chief Executive Officer
Normand A. Boulanger	45	President, Chief Operating Officer and Director
Patrick J. Pedonti	55	Senior Vice President and Chief Financial Officer
Stephen V.R. Whitman	60	Senior Vice President, General Counsel and Secretary
William A. Etherington(1)(2)	65	Director
Allan M. Holt(1)	55	Director
Todd R. Newnam(2)	36	Director
Claudius (Bud) E. Watts IV(1)(2)	45	Director

(1)	Member of our Compensation Committee.

(2)	Member of our Audit Committee.

William C. Stone founded SS&C in 1986 and has served as Chairman of the Board of Directors and Chief Executive Officer since our inception. He also has served as our President from inception through April 1997 and again from March 1999 until October 2004. Prior to founding SS&C, Mr. Stone directed the financial services consulting practice of KPMG LLP, an accounting firm, in Hartford, Connecticut and was Vice President of Administration and Special Investment Services at Advest, Inc., a financial services company.

Normand A. Boulanger has served as our President and Chief Operating Officer since October 2004. Prior to that, Mr. Boulanger served as our Executive Vice President and Chief Operating Officer from October 2001 to October 2004, Senior Vice President, SS&C Direct from March 2000 to September 2001, Vice President, SS&C Direct from April 1999 to February 2000, Vice President of Professional Services for the Americas, from July 1996 to April 1999, and Director of Consulting from March 1994 to July 1996. Prior to joining SS&C, Mr. Boulanger served as Manager of Investment Accounting for The Travelers from September 1986 to March 1994. Mr. Boulanger was elected as one of our directors in February 2006.

Patrick J. Pedonti has served as our Senior Vice President and Chief Financial Officer since August 2002. Prior to that, Mr. Pedonti served as our Vice President and Treasurer from May 1999 to August 2002. Prior to joining SS&C, Mr. Pedonti served as Vice President and Chief Financial Officer for Accent Color Sciences, Inc., a company specializing in high-speed color printing, from January 1997 to May 1999.

Stephen V.R. Whitman has served as our Senior Vice President, General Counsel and Secretary since June 2002. Prior to joining SS&C, Mr. Whitman served as an attorney for PA Consulting Group, an international management consulting company headquartered in the United Kingdom, from November 2000 to December 2001. Prior to that, Mr. Whitman served as Senior Vice President and General Counsel of Hagler Bailly, Inc., a publicly traded international consulting company to the energy and network industries, from October 1998 to October 2000 and as Vice President and General Counsel from July 1997 to October 1998.

William A. Etherington was elected as one of our directors in May 2006. He currently serves as Chairman of the Board of the Canadian Imperial Bank of Commerce (CIBC). Mr. Etherington retired from IBM in September 2001 as Senior Vice President and Group Executive, Sales and Distribution. Mr. Etherington spent over 37 years with IBM and was a member of IBM’s Operations Committee and Worldwide Management Council. He also serves on the boards of directors of Celestica Inc. and MDS Inc.

Allan M. Holt was elected as one of our directors in February 2006. He currently serves as a Managing Director and Co-head of the U.S. Buyout Group of The Carlyle Group, which he joined in 1991. He previously was head of Carlyle’s Global Aerospace, Defense, Technology and Business/Government Services

group. Prior to joining Carlyle, Mr. Holt spent three and a half years with Avenir Group, Inc., an investment and advisory group. From 1984 to 1987, Mr. Holt was Director of Planning and Budgets at MCI Communications Corporation. He also serves on the boards of directors of MedPointe, Inc., The Neilsen Company and Vought Aircraft Industries, Inc.

Todd R. Newnam was elected as one of our directors in February 2006. He currently serves as a Managing Director of The Carlyle Group, which he joined in 2000. Prior to joining Carlyle in 2000, Mr. Newnam was a Vice President of the Defense, Aerospace, and Technical Services Group in the First Union Securities, Inc.’s M&A Group (formerly Bowles Hollowell Conner & Co.). He also serves on the board of directors of CPU Technology.

Claudius (Bud) E. Watts IV was elected as one of our directors in November 2005. He currently serves as a Managing Director and Head of the Technology Buyout Group of The Carlyle Group, which he joined in 2000. Prior to joining Carlyle in 2000, Mr. Watts was a Managing Director in the M&A group of First Union Securities, Inc. He joined First Union Securities when First Union acquired Bowles Hollowell Conner & Co., where Mr. Watts was a principal. He also serves on the boards of directors of CPU Technology, Firth Rixson, Ltd., Freescale Semiconductor and Open Solutions Inc.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. We currently have six directors, all of whom were elected as directors under the board composition provisions of a stockholders agreement and our certificate of incorporation. See “Certain Relationships and Related Transactions.” Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Following the offering, the board of directors will be divided into three classes with members of each class of directors serving for staggered three-year terms. The board of directors will consist of two Class I directors (currently Messrs.          ), two Class II directors (currently Messrs.          ) and two Class III directors (currently Messrs.          ), whose initial terms will expire at the annual meetings of stockholders held in 2008, 2009 and 2010, respectively. Our classified board could have the effect of making it more difficult for a third party to acquire control of us.

Our certificate of incorporation that will become effective upon the closing of this offering provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management.

Our certificate of incorporation and bylaws that will become effective upon the closing of this offering provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

All of our board members other than Messrs. Stone and Boulanger are considered to be “independent” members of the board under applicable rules of the NASDAQ Stock Market. Mr. Etherington is considered to be an “independent” member of the audit committee, and Messrs. Newnam and Watts are not, under applicable NASDAQ and Securities and Exchange Commission rules.

Board Committees

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and three standing committees: the audit committee, the compensation committee and the nominating committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee.  Messrs. Etherington, Newnam and Watts currently serve on the audit committee and our board has determined that each of these members is an “audit committee financial expert” as that term is defined under the rules and regulations of the Securities and Exchange Commission. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from our independent registered public accounting firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating our board of directors’ oversight of internal control over financial reporting, disclosure controls and procedures and our code of business conduct and ethics;

•	establishing procedures for the receipt and retention of accounting related complaints and concerns;

•	approving any related person transactions; and

•	preparing the audit committee report required by the rules of the Securities and Exchange Commission.

Compensation Committee.  Messrs. Etherington, Holt and Watts currently serve on our compensation committee. Our compensation committee’s responsibilities include:

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board with respect to director compensation; and

•	preparing the compensation committee report required by Securities and Exchange Commission rules.

Nominating Committee.  Messrs.           currently serve on our nominating committee. Our nominating committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of the board’s committees; and

•	reviewing and making recommendations to our board of directors with respect to management succession planning.

Code of Business Conduct and Ethics

We have adopted a written code of ethics, referred to as the SS&C Code of Business Conduct and Ethics, which is applicable to all directors, officers and employees and includes provisions relating to accounting and financial matters. The SS&C Code of Business Conduct and Ethics is available on our website at www.ssctech.com. If we make any substantive amendments to, or grant any waivers from, the code of ethics for any director or officer, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee is or has been a former or current officer or employee of SS&C Holdings or had any related person transaction involving SS&C Holdings. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of our compensation committee during the fiscal year ended December 31, 2006.

Compensation Discussion and Analysis

On November 23, 2005, SS&C Holdings acquired SS&C through a merger transaction. As discussed below, various aspects of our executive officer compensation were negotiated and determined in connection with the Acquisition.

Our executive compensation program is overseen and administered by our compensation committee, which currently consists of Messrs. Etherington, Holt and Watts. Our compensation committee operates under a written charter adopted by our board of directors and discharges the responsibilities of the board relating to the compensation of our executive officers. Our chief executive officer is actively involved in setting executive compensation and typically presents salary, bonus and equity compensation recommendations to the compensation committee, which, in turn, considers the recommendations and has ultimate approval authority.

Objectives of Our Executive Compensation Program

The primary objectives of the compensation committee with respect to executive compensation are to:

•	attract, retain and motivate the best possible executive talent;

•	reward successful performance by the executive officers and the company; and

•	align the interests of executive officers with those of our stockholders by providing long-term equity compensation.

To achieve these objectives, the compensation committee evaluates our executive compensation program with the goal of setting compensation at levels the committee believes are competitive with those of other companies in our industry and in our region that compete with us for executive talent. Our compensation program rewards our executive officers based on a number of factors, including the company’s operating results, the company’s performance against budget, individual performance, prior-period compensation and prospects for individual growth. Changes in compensation are generally incremental in nature without wide variations from year to year but with a general trend that has matched increasing compensation with the growth of our business. Our compensation committee relies heavily on the recommendations of our chief executive officer, and the factors that affect compensation are subjective in nature and not tied to peer group analyses, surveys of compensation consultants or other statistical criteria. The committee, in consultation with our chief executive officer, attempts to structure a compensation package based on years of experience in the financial services and software industries and knowledge of what keeps people motivated and committed to the institution. In structuring the compensation package, the committee generally aims to set compensation above the median level for companies in our industry.

Components of Our Executive Compensation Program

The primary elements of our executive compensation program are:

•	base salary;

•	discretionary annual cash bonuses;

•	stock option awards;

•	perquisites; and

•	severance and change-of-control benefits.

We have no formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, the compensation committee, in consultation with and upon the recommendation of our chief executive officer, determines subjectively what it believes to be the appropriate level and mix of the various compensation components. While we identify below particular compensation objectives that each element of executive compensation serves, we believe that each element of compensation, to a greater or lesser extent, serves each of the objectives of our executive compensation program.

Base Salary

Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executives. When establishing base salaries for 2006, the compensation committee, together with our chief executive officer, considered a variety of factors, including the seniority of the individual, the level of the individual’s responsibility, the ability to replace the individual, the individual’s tenure at the company, relative pay among the executive officers and the dollar amount that would be necessary to keep the executive in the Windsor, Connecticut area. Generally, we believe that executive base salaries should grow incrementally over time and that more of the “up side” of compensation should rest with cash bonuses and long-term equity incentive compensation. Although we do not benchmark our compensation against comparable companies in our industry, we believe, based on our informal hiring and retention experience, that the base salaries of our executive officers are reasonable and competitive with other companies of similar size and in the same industry as SS&C. In the case of Mr. Stone, the minimum base salary is mandated by his employment agreement negotiated in connection with the Transaction and cannot be less than $500,000 per year. Kevin Milne, our former Senior Vice President — International whose employment with us terminated as of October 31, 2006, was party to an employment agreement that provided for a base salary of £200,000 per year.

Base salaries are reviewed at least annually by our compensation committee, and are adjusted from time to time to realign salaries with market levels after taking into account company performance and individual responsibilities, performance and experience. In March 2007, the compensation committee, upon Mr. Stone’s recommendation, set the following base salaries for our executive officers in 2007: Mr. Stone, $600,000; Mr. Boulanger, $400,000; Mr. Pedonti, $225,000; and Mr. Whitman, $205,000.

Discretionary Annual Cash Bonus

As part of the annual budgeting process each year, we set aside a “bonus pool” for our employees, including our executive officers. The bonus pool may ultimately change in size from the budgeted pool depending on whether we meet, exceed or fail to meet our budgeted results. In connection with the 2006 budget process we set aside a 2006 bonus pool for our employees, including our executive officers. Although our 2006 results were below budget, and thus the bonus pool was reduced accordingly, our 2006 results were better than our 2005 results and thus the 2006 bonus pool was larger than the 2005 bonus pool. The discretionary annual cash bonuses are intended to compensate for strategic, operational and financial successes of the company as a whole, as well as individual performance and growth potential. The annual cash bonuses are discretionary in nature and not tied to the achievement of specific results or pre-established financial metrics or performance goals. Our chief executive officer proposes executive bonus allocations, including his own proposed bonus, to the compensation committee, which has ultimate approval authority but generally follows Mr. Stone’s recommendations. Mr. Stone is entitled to a minimum annual bonus of at least $450,000 pursuant to his employment agreement. Mr. Stone’s $895,000 bonus for 2006, which was discretionary in nature, was recommended by Mr. Stone and approved by the compensation committee and was based on a number of factors, including actual revenue, revenue growth, earnings before interest, taxes, depreciation and amortization, as adjusted (EBITDA) and EBITDA growth, the acquisition of Cogent Management Inc. and substantially all of the assets of Zoologic Inc. and the continued successful integration of Financial Models Company Inc. Mr. Milne’s employment agreement provided him with an opportunity to earn an annual cash bonus of up to 50% of his annual base salary, based on certain metrics relating to Mr. Milne’s performance and SS&C’s financial performance and at the discretion of Mr. Stone. We awarded no bonus to Mr. Milne for his 2006 services because we provided him with a severance package.

Stock Option Awards

In August 2006, our board of directors and stockholders adopted the 2006 equity incentive plan, which provides for the grant of options to purchase shares of our common stock to employees, consultants and directors and provides for the sale of our common stock to employees, consultants and directors. A maximum of 1,314,567 shares of common stock are reserved for issuance under the plan. Options may be incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, or nonqualified options. Options granted under the plan may not be exercised more than ten years after the date of grant. Shares acquired by any individuals will be subject to the terms and conditions of a stockholders agreement that governs the transferability of the shares.

During August 2006, we awarded our executive officers long-term incentive compensation in the form of option grants to purchase shares of our common stock. Our board of directors awarded the following types of options to its executive officers:

•	40% of the options are “time-based” options that vest as to 25% of the number of shares underlying the option on November 23, 2006 and as to 1/36 of the number of shares underlying the option each month thereafter until fully vested on November 23, 2009. The time-based options become fully vested and exercisable immediately prior to the effective date of a liquidity event, as defined;

•	40% of the options are “performance-based” options that vest based on the determination by our board of directors or compensation committee as to whether our EBITDA for each fiscal year 2006 through 2010 equals, exceeds or falls short by a certain percentage of the EBITDA target for such year. A certain percentage of performance-based options will vest immediately prior to the effective date of a liquidity event if proceeds from the liquidity event equal or exceed specified returns on investments in SS&C Holdings made by Mr. Stone and investment funds associated with Carlyle, which we refer to collectively as our “principal stockholders”; and

•	20% of the options are “superior” options that vest (in whole or in part) only upon a liquidity event if proceeds from the liquidity event equal or exceed specified returns on investments in SS&C Holdings made by our principal stockholders.

The exercise price per share for the options awarded in August 2006 is $74.50, which is the split-adjusted value of our common stock at the time of the consummation of the Transaction. As there was no trading market for our common stock at the time of grant, our board of directors determined in good faith that the valuation of the consolidated enterprise at the time of the Transaction continued to represent the fair market value of the common stock as of August 2006. Our board of directors determined the number of options to be awarded to the executive officers based on projected ownership percentages of our common stock that were disclosed in connection with the Transaction. At that time, we disclosed that Mr. Stone was entitled to options for 2% of our fully diluted shares, per his employment agreement, and that we would award options representing an aggregate of 2.9% of our fully diluted shares to our other executive officers.

We believe that the combination of time-based, performance-based and superior options provides incentives to our executive officers not only to remain with the company but also to help grow the company and improve profitability. The 2006 EBITDA targets contained in the performance-based options were not met, and thus none of the performance-based options had vested as of December 31, 2006. On April 18, 2007, our board of directors approved (1) the vesting, as of April 18, 2007, of 50% of the performance-based options granted to our employees that would have vested if SS&C had met its EBITDA target for fiscal year 2006 set forth in the employees’ stock option agreements; (2) the vesting, conditioned upon SS&C’s meeting its EBITDA target for fiscal year 2007 set forth in the employees’ stock option agreements, of the other 50% of the 2006 tranche of the performance-based options; and (3) the reduction by approximately 10% of SS&C’s EBITDA target for fiscal year 2007 set forth in the employees’ stock option agreements. Our board of directors decided that a partial acceleration of the 2006 performance-based options and a reduction in the 2007 EBITDA target were appropriate because (1) we had improved revenues, recurring revenues and EBITDA in 2006 as compared to 2005; (2) work done in 2006 had created significant positive momentum in the business going into 2007; and (3) given the competitive labor environment in financial services and in software-enabled services, the board desired to ensure high rates of employee retention as we pursued our plan for growth. Although we believe it is unlikely we will meet the 2007 EBITDA target in full, we believe it is reasonably probable that we will have sufficient 2007 EBITDA to trigger partial vesting of the 2007 tranche of the performance-based options as provided for in the 2006 equity incentive plan. We do not believe that subsequent EBITDA targets are currently probable.

Perquisites

We offer a variety of benefit programs to all eligible employees, including our executive officers. Our executive officers generally are eligible for the same benefits on the same basis as the rest of our employees, including medical, dental and vision benefits, life insurance coverage and short- and long-term disability coverage. Our executive officers are also eligible to contribute to our 401(k) plan and receive matching company contributions under the plan. In addition, our executive officers are entitled to reimbursement for all reasonable travel and other expenses incurred during the performance of the executive officer’s duties in accordance with our expense reimbursement policy.

We limit the use of perquisites as a method of compensation and provide our executive officers with only those perquisites that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain talented employees for key positions.

Severance and Change-of-Control Benefits

Pursuant to his employment agreement, Mr. Stone is entitled to specified benefits in the event of the termination of his employment under certain circumstances. Mr. Stone’s severance benefits were negotiated with representatives of Carlyle in connection with the Transaction. In the fourth quarter of 2006, we negotiated a compromise agreement with Mr. Milne that provided Mr. Milne with certain severance benefits as part of the termination of his employment with us. We provide more detailed information about the benefits to Messrs. Stone and Milne, along with estimates of their value under various circumstances, under the captions “Employment and Related Agreements” and “Potential Payments Upon Termination or Change of Control” below.

As described above, the time-based options awarded to our executive officers vest in full immediately prior to the effective date of a liquidity event, and the performance-based and superior options vest in whole or in part if proceeds from the liquidity event equal or exceed specified returns on investments in SS&C Holdings made by our principal stockholders. The option agreements, the terms of which were negotiated with representatives of Carlyle, define a “liquidity event” as either:

(a) the consummation of the sale, transfer, conveyance or other disposition in one or a series of related transactions, of the equity securities of SS&C Holdings held, directly or indirectly, by all of our principal stockholders in exchange for currency, such that immediately following such transaction (or series of related transactions), the total number of all equity securities held, directly or indirectly, by all of the principal stockholders and any affiliates is, in the aggregate, less than 50% of the total number of equity securities (as adjusted) held, directly or indirectly, by all of the principal stockholders as of November 23, 2005; or

(b) the consummation of the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of SS&C Holdings to any person other than to any of the principal stockholders or their affiliates.

In addition, under the terms of the 2006 equity incentive plan, either our board or compensation committee can accelerate in whole or in part the vesting periods for outstanding options. Please see “Potential Payments Upon Termination or Change of Control” below for estimates of the value our executive officers would receive in the event of a liquidity event.

Accounting and Tax Implications

The accounting and tax treatment of particular forms of compensation do not materially affect our compensation decisions. However, we evaluate the effect of such accounting and tax treatment on an ongoing basis and will make appropriate modifications to compensation policies where appropriate. For instance, Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid in any taxable year to the company’s chief executive officer and the four other most highly compensated executive officers. However, certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. The compensation committee intends to review the potential effect of Section 162(m) periodically and use its judgment to authorize compensation payments that may be subject to the limit when the compensation committee believes such payments are appropriate and in our best interests after taking into consideration changing business conditions and the performance of our employees.

Summary Compensation Table

The following table contains information with respect to the compensation for the fiscal year ended December 31, 2006 of our chief executive officer (principal executive officer), chief financial officer (principal financial officer), two other executive officers and one former executive officer, who were the most highly compensated executive officers in 2006. We refer to these five executive officers as our named executive officers.

Name and				Stock	Option	All Other
Principal Position	Year	Salary($)	Bonus($)	Awards($)	Awards($)(1)	Compensation($)		Total($)

William C. Stone, Chief Executive Officer	2006	$500,000	$895,000	—	$597,582	$3,224	(2)	$1,995,806
Normand A. Boulanger, Chief Operating Officer	2006	350,000	440,000	—	448,188	3,264	(3)	1,241,452
Patrick J. Pedonti, Chief Financial Officer	2006	200,000	165,000	—	224,094	3,160	(4)	592,254
Stephen V.R. Whitman, General Counsel	2006	190,000	100,000	—	119,515	3,264	(5)	412,779
Kevin Milne, Senior Vice President — International(6)	2006	317,867	—	—	—	148,765	(7)	466,632

(1)	The amounts in this column reflect the dollar amount earned for financial reporting purposes for 2006, in accordance with SFAS 123R for options to purchase shares of SS&C Holdings common stock granted under the 2006 equity incentive plan. The amounts disregard the estimate of forfeitures related to service-based vesting and are based on assumptions included in Note 10 of the notes to our consolidated financial statements included elsewhere in this prospectus.

(2)	Consists of our contribution of $3,000 to Mr. Stone’s account under the SS&C 401(k) savings plan and our payment of $224 of long-term disability premiums for the benefit of Mr. Stone.

(3)	Consists of our contribution of $3,000 to Mr. Boulanger’s account under the SS&C 401(k) savings plan and our payment of $264 of long-term disability premiums for the benefit of Mr. Boulanger.

(4)	Consists of our contribution of $3,000 to Mr. Pedonti’s account under the SS&C 401(k) savings plan and our payment of $160 of long-term disability premiums for the benefit of Mr. Pedonti.

(5)	Consists of our contribution of $3,000 to Mr. Whitman’s account under the SS&C 401(k) savings plan and our payment of $264 of long-term disability premiums for the benefit of Mr. Whitman.

(6)	Amounts based on the pound-dollar exchange rate as of October 31, 2006 of 1.9072.

(7)	Mr. Milne’s employment was terminated effective October 31, 2006. In connection with such termination, Mr. Milne received an aggregate of $148,765, consisting of $95,360 in lieu of three months’ notice of termination, $411 in lieu of benefits Mr. Milne would have received during the notice period, a severance payment of $29,341 and accrued vacation pay of $23,653.

Employment and Related Agreements

Effective as of November 23, 2005, we entered into a definitive employment agreement with Mr. Stone. The terms of the agreement, which were negotiated between Mr. Stone and representatives of Carlyle in connection with the Transaction, include the following:

•	The employment of Mr. Stone as the chief executive officer of SS&C Holdings and SS&C;

•	An initial term through November 23, 2008, with automatic one-year renewals until terminated either by Mr. Stone or us;

•	An annual base salary of at least $500,000;

•	An opportunity to receive an annual bonus in an amount to be established by our board of directors based on achieving individual and company performance goals mutually determined by our board and Mr. Stone. If Mr. Stone is employed at the end of any calendar year, his annual bonus will not be less than $450,000 for that year;

•	A grant of options to purchase shares of our common stock representing 2% of our outstanding common stock on November 23, 2005;

•	Certain severance payments and benefits. If we terminate Mr. Stone’s employment without cause, if Mr. Stone resigns for good reason (including, under certain circumstances, within three months following a change of control) prior to the end of the term of the employment agreement, or if Mr. Stone receives a notice of non-renewal of the employment term by us, Mr. Stone will be entitled to receive (1) an amount equal to 200% of his base salary and 200% of his target annual bonus, (2) vesting acceleration with respect to 50% of his then unvested options and shares of restricted stock, and (3) three years of coverage under SS&C’s medical, dental and vision benefit plans. In the event of Mr. Stone’s death or a termination of Mr. Stone’s employment due to any disability that renders Mr. Stone unable to perform his duties under the agreement for six consecutive months, Mr. Stone or his representative or heirs, as applicable, will be entitled to receive (1) vesting acceleration with respect to 50% of his then unvested options and shares of restricted stock, and (2) a pro-rated amount of his target annual bonus. In the event payments to Mr. Stone under his employment agreement (or the management agreement entered into in connection with the Transaction) cause Mr. Stone to incur a 20% excise tax under Section 4999 of the Internal Revenue Code, Mr. Stone will be entitled to an additional payment sufficient to cover such excise tax and any taxes associated with such payments; and

•	Certain restrictive covenants, including a non-competition covenant pursuant to which Mr. Stone will be prohibited from competing with SS&C and its affiliates during his employment and for a period equal to the later of (1) four years following the effective time of the merger, in the case of a termination by us for cause or a resignation by Mr. Stone without good reason, and (2) two years following Mr. Stone’s termination of employment for any reason.

“Cause” means (a) Mr. Stone’s willful and continuing failure (except where due to physical or mental incapacity) to substantially perform his duties; (b) Mr. Stone’s conviction of, or plea of guilty or nolo contendere to, a felony; (c) the commission by Mr. Stone of an act of fraud or embezzlement against us or any of our subsidiaries as determined in good faith by a two-thirds majority of the board; or (d) Mr. Stone’s breach of any material provision of his employment agreement.

“Good reason” means the occurrence of any of the following events without Mr. Stone’s written consent: (a) an adverse change in Mr. Stone’s title; (b) a material diminution in Mr. Stone’s employment duties, responsibilities or authority, or the assignment to Mr. Stone of duties that are materially inconsistent with his position; (c) any reduction in Mr. Stone’s base salary or target annual bonus; (d) a relocation of our principal executive offices to a location more than 35 miles from its current location which has the effect of increasing

Mr. Stone’s commute; (e) any breach by us of any material provision of Mr. Stone’s employment agreement or the stockholders agreement entered into by and among us, investment funds affiliated with Carlyle and Mr. Stone; or (f) upon a change in control where (1) Carlyle exercises its bring-along rights in accordance with the stockholders agreement, and (2) Mr. Stone votes against the proposed transaction in his capacity as a stockholder.

Under Mr. Stone’s employment agreement, a “change of control” means:

(a)  the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either:

•	the then-outstanding shares of our common stock or the common stock of SS&C, or

•	the combined voting power of our then-outstanding voting securities or the then-outstanding voting securities of SS&C entitled to vote generally in the election of directors (in each case, other than any acquisition by us, Carlyle Partners IV, L.P. (an investment fund affiliated with Carlyle), Mr. Stone, any employee or group of employees of ours, or affiliates of any of the foregoing, or by any employee benefit plan (or related trust) sponsored or maintained by us or any of our affiliates); or

(b) individuals who, as of the effective date of Mr. Stone’s employment agreement, constituted our board of directors and any individuals subsequently elected to our board of directors pursuant to the stockholders agreement cease for any reason to constitute at least a majority of our board of directors, other than:

•	individuals whose election, or nomination for election by our stockholders, was approved by at least a majority of the directors comprising the board of directors on the effective date of Mr. Stone’s employment agreement and any individuals subsequently elected to our board of directors pursuant to the stockholders agreement or

•	individuals nominated or designated for election by Carlyle Partners IV, L.P.

Other than Mr. Stone, none of our current executive officers is party to an employment agreement. Kevin Milne, our former Senior Vice President — International, was party to an employment agreement that provided, among other things, for an annual base salary of £200,000 and the opportunity to earn an annual cash bonus of up to 50% of his annual base salary based on certain metrics relating to Mr. Milne’s performance and SS&C’s financial performance and at the discretion of Mr. Stone. In connection with the termination of his employment, Mr. Milne entered into a compromise agreement with our subsidiary, SS&C Technologies Limited. Under the terms of the agreement, Mr. Milne’s employment terminated on October 31, 2006. The agreement provided that, in addition to payment of Mr. Milne’s salary and benefits through the termination date, Mr. Milne would be paid an aggregate severance payment of £65,600. In addition, Mr. Milne received £12,402 for accrued vacation time. Mr. Milne executed a release in favor of SS&C Technologies Limited and any subsidiary or holding company of SS&C Technologies Limited, agreed to continue to satisfy his non-solicitation obligations under his employment agreement, and agreed to satisfy certain confidentiality obligations.

2006 Grants of Plan-Based Awards

The following table contains information concerning grants of plan-based awards to our named executive officers during 2006.

				All Other
				Option Awards:
		Estimated Future		Number of		Exercise or
		Payouts Under Equity		Securities		Base Price	Grant Date Fair
	Grant	Incentive Plan Awards		Underlying		of Option	Value of Option
Name	Date(1)	Target(#)		Options(#)		Awards ($/Sh)	Awards(5)

William C. Stone	8/9/06	—		70,993	(2)	$74.50	$31.08
	8/9/06	70,993	(3)	—		74.50	32.98
	8/9/06	35,496	(4)			74.50	21.23
Normand A. Boulanger	8/9/06	—		53,245	(2)	74.50	31.08
	8/9/06	53,245	(3)	—		74.50	32.98
	8/9/06	26,622	(4)	—		74.50	21.23
Patrick J. Pedonti	8/9/06	—		26,623	(2)	74.50	31.08
	8/9/06	26,622	(3)	—		74.50	32.98
	8/9/06	13,311	(4)	—		74.50	21.23
Stephen V.R. Whitman	8/9/06	—		14,199	(2)	74.50	31.08
	8/9/06	14,198	(3)	—		74.50	32.98
	8/9/06	7,099	(4)	—		74.50	21.23
Kevin Milne	8/9/06	—		8,874	(2)	74.50	31.08
	8/9/06	8,874	(3)	—		74.50	32.98
	8/9/06	4,437	(4)	—		74.50	21.23

(1)	Awarded under the 2006 equity incentive plan.

(2)	This option is a time-based option that vests as to 25% of the number of shares underlying the option on November 23, 2006 and as to 1/36 of the number of shares underlying the option each month thereafter until fully vested on November 23, 2009. The time-based options become fully vested and exercisable immediately prior to the effective date of a liquidity event, as defined.

(3)	This option is a performance-based option that vests based on the determination by our board of directors or compensation committee as to whether our EBITDA for each fiscal year 2006 through 2010 equals, exceeds or falls short by a certain percentage of the EBITDA target for such year. A certain percentage of performance-based options will vest immediately prior to the effective date of a liquidity event if proceeds from the liquidity event equal or exceed specified returns on investments in SS&C Holdings made by our principal stockholders.

(4)	This option is a superior option that vests (in whole or in part) only upon a liquidity event if proceeds from the liquidity event equal or exceed specified returns on investments in SS&C Holdings made by our principal stockholders.

(5)	Represents the grant date fair value of each option award computed in accordance with SFAS 123R. See Note 10 of the notes to our audited annual consolidated financial statements included elsewhere in this prospectus.

For more information regarding our option awards, please see “Compensation Discussion and Analysis — Stock Option Awards.”

1998 Stock Incentive Plan

In 1998, the board of directors of SS&C adopted, and the stockholders of SS&C approved, the 1998 stock incentive plan, or 1998 plan, to provide equity compensation to SS&C’s officers, directors, employees, consultants and advisors. In connection with the Transaction, all outstanding options to purchase SS&C common stock under the 1998 plan became fully vested and exercisable immediately prior to the effectiveness of the Acquisition. Each SS&C option that remained outstanding under the 1998 plan at the time of the

Acquisition (other than options held by (1) non-employee directors of SS&C, (2) certain individuals identified by SS&C and SS&C Holdings and (3) individuals who held options that were, in the aggregate, exercisable for fewer than 100 shares of SS&C common stock) was assumed by SS&C Holdings and was automatically converted into an option to purchase shares of common stock of SS&C Holdings. The options that were not assumed or otherwise exercised immediately prior to the Acquisition were cashed out in connection with the Acquisition. Since the Acquisition, we have granted no further options or other awards under the 1998 plan. On May 17, 2006, our board of directors adopted, and our stockholders approved, the amendment and restatement of the 1998 plan, which reflects, among other things, the formal assumption of the 1998 plan by SS&C Holdings. As of July 31, 2007, there were outstanding options under the 1998 plan to purchase a total of 410,149 shares of our common stock at a weighted average exercise price of $13.49 per share.

1999 Non-Officer Employee Stock Incentive Plan

In 1999, the board of directors of SS&C adopted the 1999 non-officer employee stock incentive plan, or 1999 plan, to provide equity compensation to SS&C’s employees, consultants and advisors other than its executive officers and directors. In connection with the Transaction, all outstanding options to purchase SS&C common stock under the 1999 plan became fully vested and exercisable immediately prior to the effectiveness of the Acquisition. Each SS&C option that remained outstanding under the 1999 plan at the time of the Acquisition (other than options held by (1) certain individuals identified by SS&C and SS&C Holdings and (2) individuals who held options that were, in the aggregate, exercisable for fewer than 100 shares of SS&C common stock) was assumed by SS&C Holdings and was automatically converted into an option to purchase shares of common stock of SS&C Holdings. The options that were not assumed or otherwise exercised immediately prior to the Acquisition were cashed out in connection with the Acquisition. Since the Acquisition, we have granted no further options or other awards under the 1999 plan. On May 17, 2006, our board of directors adopted, and our stockholders approved, the amendment and restatement of the 1999 plan, which reflects, among other things, the formal assumption of the 1999 plan by SS&C Holdings. As of July 31, 2007, there were outstanding options under the 1999 plan to purchase a total of 68,875 shares of our common stock at a weighted average exercise price of $37.12 per share.

2006 Equity Incentive Plan

In August 2006, our board of directors adopted, and our stockholders approved, our 2006 equity incentive plan. Our 2006 equity incentive plan provides for the granting of options, restricted stock and other stock-based awards to our employees, consultants and directors and our subsidiaries’ employees, consultants and directors. A maximum of 1,314,567 shares of our common stock are reserved for issuance under our 2006 equity incentive plan, and the unexercised portion of any shares of common stock subject to awards that is forfeited, repurchased, expires or lapses under our 2006 equity incentive plan will again become available for the grant of awards under our 2006 equity incentive plan except for vested shares of common stock that are forfeited or repurchased after being issued from our 2006 equity incentive plan.

As of July 31, 2007, options to purchase a total of 1,143,926 shares of common stock were outstanding under our 2006 equity incentive plan at a weighted average exercise price of $74.94 per share. As of July 31, 2007, we had issued 8,900 shares of common stock under the 2006 equity incentive plan, and 170,641 shares remained available for future awards under the plan. We may adjust the number of shares reserved for issuance under our 2006 equity incentive plan in the event of our reorganization, merger, consolidation, recapitalization, reclassification, stock dividend, stock split or similar event.

Our board of directors or a committee appointed by our board of directors administers our 2006 equity incentive plan. The administrator is authorized to take any action with respect to our 2006 equity incentive plan, including:

•	to prescribe, amend and rescind rules and regulations relating to our 2006 equity incentive plan,

•	to determine the type or types of awards to be granted under our 2006 equity incentive plan,

•	to select the persons to whom awards may be granted under our 2006 equity incentive plan,

•	to grant awards and to determine the terms and conditions of such awards,

•	to construe and interpret our 2006 equity incentive plan and

•	to amend, suspend or terminate our 2006 equity incentive plan.

We grant stock options under our 2006 equity incentive plan pursuant to a stock grant notice and stock option agreement, which we refer to as the option agreement. Options may be incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, or nonqualified options. Options granted under our 2006 equity incentive plan may not be exercised more than ten years after the date of grant. The option agreement provides, among other things, that:

•	each option will vest, depending on the classification of the option as a time option, performance option or superior option, as follows:

°	time options will vest as to 25% of the number of shares underlying the option on a date certain (November 23, 2006 for the first tranche of options awarded under the plan in August 2006, but generally the first anniversary of either the date of grant or the start date for a new employee) and will continue to vest as to 1/36 of the number of shares underlying the option each month thereafter until such options are fully vested. Time options will become fully vested and exercisable immediately prior to the effective date of a liquidity event.

°	A certain percentage of the performance options will vest based on the administrator’s determination as to whether our EBIDTA for each fiscal year 2006 through 2010 (2007 through 2011 for options awarded in 2007) equals, exceeds or falls short by a certain percentage of the EBITDA target for such year. A certain percentage of performance options will vest immediately prior to the effective date of a liquidity event if proceeds from the liquidity event equal or exceed a certain target.

°	The vesting of superior options will be determined based on the extent to which proceeds from a liquidity event equal or exceed a certain target.

•	any portion of an option that is unvested at the time of a participant’s termination of service with us will be forfeited to us; and

•	any portion of an option that is vested but unexercised at the time of a participant’s termination of service with us may not be exercised after the first to occur of the following:

°	the expiration date of the option, which will be no later than ten years from the date of grant,

°	30 days following the date of the termination of service for any reason other than cause, death or disability,

°	the date of the termination of service for cause and

°	twelve months following the termination of service by reason of the participant’s death or disability.

Restricted stock awards may also be granted under our 2006 equity incentive plan and are evidenced by a stock award agreement. Upon termination of a participant’s employment or service, shares of restricted stock that are not vested at such time will be forfeited to us. Our 2006 equity incentive plan also gives the administrator discretion to grant stock awards free of restrictions on transfer or forfeiture.

If a change in control of our company occurs, the administrator may, in its sole discretion, cause any and all awards outstanding under our 2006 equity incentive plan to terminate on or immediately prior to the date of such change in control and will give each participant the right to exercise the vested portion of such awards during a period of time prior to such change in control. Our 2006 equity incentive plan will terminate on August 8, 2016, unless the administrator terminates it sooner. Please see “Compensation Discussion and Analysis — Components of our Executive Compensation Program — Stock Option Awards” for additional information relating to our 2006 equity incentive plan and awards thereunder.

2006 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning stock options held by each of our named executive officers as of December 31, 2006.

					Equity
					Incentive
					Plan Awards:
					Number of
	Number of		Number of		Securities
	Securities		Securities		Underlying
	Underlying		Underlying		Unexercised
	Unexercised		Unexercised		Unearned		Option	Option
	Options (#)		Options(#)		Options		Exercise	Expiration
Name	Exercisable		Unexercisable		(#)(3)		Price ($)	Date

William C. Stone	75,000	(1)	—		—		$7.334	2/17/2010
	75,000	(1)	—		—		6.60	5/31/2011
	150,000	(1)	—		—		15.986	4/8/2013
	19,227	(2)	51,766	(2)	—		74.50	8/9/2016
	—		—		70,993	(3)	74.50	8/9/2016
	—		—		35,496	(4)	74.50	8/9/2016
Normand A. Boulanger	25,000	(1)	—		—		35.70	10/18/2014
	37,500	(1)	—		—		14.962	2/6/2013
	14,420	(2)	38,825	(2)	—		74.50	8/9/2016
	—		—		53,245	(3)	74.50	8/9/2016
	—		—		26,622	(4)	74.50	8/9/2016
Patrick J. Pedonti	15,000	(1)	—		—		16.56	8/1/2012
	7,210	(2)	19,413	(2)	—		74.50	8/9/2016
	—		—		26,622	(3)	74.50	8/9/2016
	—		—		13,311	(4)	74.50	8/9/2016
Stephen V.R. Whitman	7,461	(1)	—		—		14.962	2/6/2013
	3,845	(2)	10,354	(2)	—		74.50	8/9/2016
	—		—		14,198	(3)	74.50	8/9/2016
	—		—		7,099	(4)	74.50	8/9/2016
Kevin Milne(5)	—		—		—		—	—

(1)	These options were granted under our prior 1998 stock incentive plan and are fully vested.

(2)	This option is a time-based option awarded under our 2006 equity incentive plan that vests as to 25% of the number of shares underlying the option on November 23, 2006 and as to 1/36 of the number of shares underlying the option each month thereafter until fully vested on November 23, 2009. The time-based options become fully vested and exercisable immediately prior to the effective date of a liquidity event, as defined.

(3)	This option is a performance-based option awarded under our 2006 equity incentive plan that vests based on the determination by our board of directors or compensation committee as to whether our EBITDA for each fiscal year 2006 through 2010 equals, exceeds or falls short by a certain percentage of the EBITDA target for such year. A certain percentage of performance-based options will vest immediately prior to the effective date of a liquidity event if proceeds from the liquidity event equal or exceed specified returns on investments in us made by our principal stockholders.

(4)	This option is a superior option awarded under our 2006 equity incentive plan that vests (in whole or in part) only upon a liquidity event if proceeds from the liquidity event equal or exceed specified returns on investments in us made by our principal stockholders.

(5)	All options held by Mr. Milne were unvested at the date of his termination and forfeited at that time.

2006 Option Exercises

No stock options were exercised by our named executive officers during 2006.

2006 Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

2006 Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified deferred contribution plans or other deferred compensation plans maintained by us.

Potential Payments Upon Termination or Change of Control

William C. Stone

Effective as of November 23, 2005, we entered into a definitive employment agreement with Mr. Stone. The terms of the agreement are described under the caption “Employment and Related Agreements” above.

The table below reflects the amount of compensation payable to Mr. Stone in the event of termination of his employment or a liquidity event (as defined in our 2006 equity incentive plan). The amounts shown assume that such termination was effective as of December 31, 2006, and thus include amounts earned through such time and are estimates of the amounts that would be paid out to him upon his termination. The actual amounts to be paid out, if any, can only be determined at the time of his separation.

Payments to	Without Cause, For		For Cause or
William C. Stone	Good Reason or		Without
Upon Termination	Upon Notice of		Good Reason	Liquidity
or Liquidity Event	Non-Renewal		(1)	Event(2)	Disability		Death

Base salary	$1,000,000	(3)	$—	$—	$—		$—
Target annual bonus	900,000	(4)	—	—	450,000	(5)	450,000	(5)
Stock Options(6)	—	(7)	—	—	—	(7)	—	(7)
Health and welfare benefits	33,986	(8)	—	—	—		—
Tax gross up payment	2,363,761	(9)	—	—	—		—
Disability benefits	—		—	—	—		—
Life insurance proceeds	—		—	—	—
Total	$4,297,747		$—	$—	$450,000		$450,000

(1)	In the event that Mr. Stone’s employment is terminated for cause or without good reason, he will be entitled to unpaid base salary through the date of the termination, payment of any annual bonus earned with respect to a completed fiscal year of SS&C that is unpaid as of the date of termination and any benefits due to him under any employee benefit plan, policy, program, arrangement or agreement.

(2)	Liquidity event is defined in our 2006 equity incentive plan. Time-based options will become fully vested and exercisable immediately prior to the effective date of a liquidity event. Performance-based options will vest in whole or in part immediately prior to the effective date of a liquidity event if proceeds from the liquidity event equal or exceed a certain target. The vesting of superior options will be determined based on the extent to which proceeds from a liquidity event equal or exceed a certain target. Because the exercise price of all of Mr. Stone’s unvested options is equal to the fair market value of such options as of December 31, 2006, Mr. Stone would not have recognized any value from the acceleration of vesting and exercise of such options.

(3)	Consists of 200% of 2006 base salary payable promptly upon termination.

(4)	Consists of 200% of 2006 target annual bonus payable promptly upon termination. The compensation committee did not set a formal 2006 target annual bonus for Mr. Stone. The figure used for the 2006 target annual bonus is $450,000, the minimum annual bonus specified for Mr. Stone in his employment agreement.

(5)	Consists of a cash payment equal to the amount of Mr. Stone’s target annual bonus for 2006, payable within 30 business days of termination. The compensation committee did not set a formal 2006 target annual bonus for Mr. Stone. The figure used for the 2006 target annual bonus is $450,000, the minimum annual bonus specified for Mr. Stone in his employment agreement.

(6)	Based upon an exercise price of $74.50 per share and a fair market value of $74.50 per share as of December 31, 2006, as determined by our board of directors.

(7)	Vesting acceleration with respect to unvested options to purchase an aggregate of 78,881 shares of our common stock, which is equal to 50% of all unvested options held by Mr. Stone on December 31, 2006. Because the exercise price of such options is equal to the fair market value of such options as of December 31, 2006, Mr. Stone would not have recognized any value from the acceleration of vesting and exercise of such options.

(8)	Represents three years of coverage under SS&C’s medical, dental and vision benefit plans.

(9)	In the event that the severance and other benefits provided for in Mr. Stone’s employment agreement or otherwise payable to him in connection with a change in control constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986 and will be subject to the excise tax imposed by Section 4999 of the Code, then Mr. Stone shall receive (a) a payment from us sufficient to pay such excise tax, and (b) an additional payment from us sufficient to pay the excise tax and federal and state income taxes arising from the payments made by us to Mr. Stone pursuant to this sentence.

In accordance with Mr. Stone’s employment agreement, none of the severance payments described above will be paid during the six-month period following his termination of employment unless we determine, in our good faith judgment, that paying such amounts at the time or times indicated above would not cause him to incur an additional tax under Section 409A of the Internal Revenue Code (in which case such amounts shall be paid at the time or times indicated above). If the payment of any amounts are delayed as a result of the previous sentence, on the first day following the end of the six-month period, we will pay Mr. Stone a lump-sum amount equal to the cumulative amounts that would have otherwise been previously paid to him under his employment agreement. Thereafter, payments will resume in accordance with the above table.

Kevin Milne

As of October 31, 2006, in connection with his termination of employment, Kevin Milne, our former Senior Vice President — International, entered into a compromise agreement with our subsidiary, SS&C Technologies Limited, providing for an aggregate severance payment to Mr. Milne of £65,600. In addition, Mr. Milne received £12,402 for accrued vacation time. The aggregate payments to Mr. Milne equaled approximately $148,765, based on the pound-dollar exchange rate as of October 31, 2006 of 1.9072. All unvested options held by Mr. Milne on October 31, 2006 were forfeited.

Other Named Executive Officers

Other than Mr. Stone, none of our current named executive officers has any arrangement that provides for severance payments. Our 2006 equity incentive plan provides for vesting of stock options in connection with a liquidity event. Time-based options become fully vested and exercisable immediately prior to the effective date of a liquidity event, a certain percentage of performance-based options vest immediately prior to the effective date of a liquidity event if proceeds from the liquidity event equal or exceed a certain target and superior options vest based on the extent to which proceeds from a liquidity event equal or exceed a certain target.

As of December 31, 2006, Messrs. Boulanger, Pedonti and Whitman held the following unvested stock options that would have become fully vested upon a liquidity event, assuming that certain targets with respect to proceeds from the liquidity event were met.

	Number of Shares
	Underlying	Value of Unvested
Name	Unvested Options (#)	Options ($)(1)

Normand A. Boulanger	118,692	—
Patrick J. Pedonti	59,346	—
Stephen V.R. Whitman	31,651	—

(1)	The value of unvested options was calculated by multiplying the number of shares underlying unvested options by $74.50, the fair market value of our common stock on December 31, 2006, as determined by our board of directors, and then deducting the aggregate exercise price for these options. Because the exercise price of such options is equal to the fair market value of such options as of December 31, 2006, Messrs. Boulanger, Pedonti and Whitman would not have recognized any value from the acceleration of vesting and exercise of such options.

2006 Director Compensation

None of our directors, except Mr. Etherington, receives compensation for serving as a director. All of the directors are reimbursed for reasonable out-of-pocket expenses associated with their service on the board. The following table contains for Mr. Etherington’s compensation received during the year ended December 31, 2006 for serving as a director.

	Fees Earned
	or Paid in
	Cash	Option Awards	Total
Name	($)(1)	($)(2)	($)

William Etherington	$27,500	$77,700	$105,200

(1)	For his service as a director, Mr. Etherington is paid an annual retainer fee of $25,000 and $2,500 for each board meeting attended in person. Mr. Etherington was paid an aggregate of $27,500 for his service as a director in 2006.

(2)	Upon his election to the board of directors, Mr. Etherington was granted an option to purchase 2,500 shares of our common stock at an exercise price per share of $74.50. Such option was 100% vested on the date of grant. This option, which was outstanding at December 31, 2006, had a calculated fair value of $31.08 per underlying share, representing a total grant date fair value of $77,700. The amount in this column reflects the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2006 in accordance with SFAS 123R. A discussion of the assumptions used in calculating the amount in this column may be found in Note 10 to our audited consolidated financial statements included elsewhere in this prospectus.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreement

TC Group, L.L.C. (an affiliate of Carlyle), Mr. Stone and SS&C Holdings entered into a management agreement on November 23, 2005, pursuant to which SS&C Holdings paid (1) TC Group, L.L.C. a fee of $5,233,516 for certain services provided by it to SS&C Holdings in connection with the Transaction and the financing of the Transaction and (2) Mr. Stone a fee of $2,266,484 in consideration of his commitment to contribute SS&C equity to SS&C Holdings pursuant to the contribution and subscription agreement between Mr. Stone and SS&C Holdings and as consideration for Mr. Stone’s agreement to enter into a long-term employment agreement with SS&C Holdings, including the non-competition provisions therein. The aggregate amount of these fees was allocated to Mr. Stone and TC Group, L.L.C. pro rata based on their respective ownership of SS&C Holdings following the consummation of the Transaction. SS&C Holdings also agreed to pay to TC Group L.L.C. (1) an annual fee of $1.0 million for certain management services to be performed by it for SS&C Holdings following consummation of the Transaction and to reimburse TC Group L.L.C. for certain out-of pocket expenses incurred in connection with the performance of such services and (2) additional reasonable compensation for other services provided by TC Group L.L.C. to SS&C Holdings from time to time, including investment banking, financial advisory and other services with respect to acquisitions and divestitures by SS&C Holdings or sales of equity or debt interests of SS&C Holdings or any of its affiliates. The management agreement will terminate upon completion of this offering.

Contribution and Subscription Agreement

On July 28, 2005, Mr. Stone and SS&C Holdings entered into a contribution and subscription agreement, which provided that, immediately prior to the closing date of the Transaction, Mr. Stone would contribute to SS&C Holdings 4,026,845 shares of SS&C common stock held by him in exchange for the issuance by SS&C Holdings to Mr. Stone of newly issued shares of common stock of SS&C Holdings, representing approximately 28% of the outstanding equity of SS&C Holdings. Mr. Stone and SS&C Holdings subsequently reached an understanding to allow Mr. Stone to reduce the number of shares of SS&C common stock that he would contribute to SS&C Holdings pursuant to the contribution and subscription agreement to 3,921,958 shares, with a value of approximately $146.1 million based on a per-share value of $37.25. Mr. Stone also agreed not to exercise any of his outstanding options to purchase SS&C common stock. Accordingly, pursuant to the merger agreement for the Acquisition, these options became vested and immediately exercisable on the closing date of the Transaction and were assumed by SS&C Holdings and converted into options to acquire common stock of SS&C Holdings. The value of these assumed options was approximately $18.9 million (calculated by multiplying the number of shares subject to each option by the amount, if any, by which $37.25 exceeded the exercise price of the options). The aggregate value of his contributed shares and options was $165.0 million and represented approximately 28% of the fully diluted outstanding equity of SS&C Holdings, after giving effect to the anticipated equity contributions by Carlyle.

Stockholders Agreement

On November 23, 2005, Mr. Stone became a party to a stockholders agreement with SS&C Holdings, Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P., which includes restrictions on transfer as well as other provisions described below.

Board of directors.  The stockholders agreement provides that our board of directors will initially consist of six members, with Mr. Stone occupying one seat and having the right to designate one of the remaining board members, and with the stockholders affiliated with Carlyle having the right to designate the remaining four board members. Accordingly, Mr. Stone designated Normand A. Boulanger, and the stockholders affiliated with Carlyle designated William A. Etherington, Allan M. Holt, Todd R. Newnam and Claudius E. Watts, IV as members of our board of directors. The number of board members which Carlyle is entitled to designate will be reduced (1) to three directors if the Carlyle holders hold less than 40% of our common stock, (2) to two directors if the Carlyle holders hold less than 30% of our common stock, and (3) to one director if the Carlyle holders hold less than 15% of our common stock. The number of board members which Mr. Stone is entitled to designate (including himself) will be reduced to one director if Mr. Stone holds less than 15% of our common stock. The Carlyle holders’ rights under the board of directors designation provisions of the stockholders agreement will terminate at such time as they hold less than 10% of our common stock. Mr. Stone’s rights under the board of directors designation provisions of the stockholders agreement will terminate at such time as he holds less than 10% of our common stock.

Bring-along rights.  If, on or after November 23, 2007 (or the date Mr. Stone ceases to be our chief executive officer, if earlier), any party to the stockholders agreement proposes to transfer 50% or more of all common stock held by the parties to the agreement to a third-party purchaser, then such transferring stockholder can require the other stockholders who are parties to the agreement to transfer their common stock on the same terms and conditions as the transferring holder.

Tag-along rights.  If any party to the stockholders agreement proposes to transfer any of our capital stock to a third-party purchaser, each other holder who is a party to the agreement can request that such third-party purchaser purchase a pro rata portion of common stock from such holder.

Right of first negotiation.  Under the stockholders agreement, the Carlyle holders have granted Mr. Stone a right of first negotiation in connection with any transfer by a Carlyle holder of our common stock prior to November 23, 2007 (or the closing of this offering, if earlier).

Preemptive rights.  Each stockholder who is a party to the stockholders agreement has the right to purchase its pro rata portion of any new securities which SS&C Holdings may propose to issue and sell (not including the issuance of shares of common stock in this offering).

Upon completion of this offering, the tag-along rights, right of first negotiation and preemptive rights will terminate in accordance with the terms of the stockholders agreement.

Service Provider Stockholders Agreement

On November 23, 2005, all of our members of management (other than Mr. Stone) and all employee option holders who decided to convert their SS&C options into options to acquire common stock of SS&C Holdings became parties to a service provider stockholders agreement with Carlyle Partners IV, L.P., CP IV Coinvestment, L.P. and SS&C Holdings. In addition, substantially all holders of options to purchase common stock of SS&C Holdings have subsequently become parties to the agreement. The agreement contains restrictions on the transferability of such management and employee option holders’ equity, and also gives SS&C Holdings the right to repurchase shares of its common stock and options to acquire its common stock from members of its management and employee option holders who are parties to the agreement upon termination of their service to SS&C Holdings in certain circumstances.

Under the agreement, after November 23, 2007 (or the date Mr. Stone ceases to be our chief executive officer, if earlier), if the Carlyle holders propose to transfer 50% or more of our outstanding common stock to a third-party purchaser, then the Carlyle holders can require the members of our management and employee option holders who are parties to the agreement to transfer their common stock and options on the same terms and conditions as the Carlyle holders (bring-along rights). If any Carlyle holder proposes to transfer any of our capital stock to a third-party purchaser, each member of our management and employee option holder who is a party to the agreement can request that such third-party purchaser purchase a pro rata portion of common stock from such member of management or employee option holder (tag-along rights).

Upon completion of this offering, the restrictions on transfers of shares, tag-along rights and our repurchase rights will terminate in accordance with the terms of the service provider stockholders agreement.

Registration Rights Agreement

On November 23, 2005, Mr. Stone became a party to a registration rights agreement with SS&C Holdings, Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P., which provides for certain registration rights. Under the registration rights agreement, either the Carlyle holders or Mr. Stone can demand, at any time after six months after the closing of this offering, that we file a registration statement for all or a portion of their common stock. The Carlyle holders and Mr. Stone are also entitled to request, at any time after this offering, that their shares be covered by a registration statement that we are otherwise filing with respect to common stock. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in certain registrations. For additional detail, see “Description of Capital Stock — Registration Rights.”

Management Rights Agreement

Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., SS&C Holdings and SS&C entered into a management rights agreement on November 23, 2005, pursuant to which Carlyle Partners IV, L.P. was granted (1) the right to nominate one director to serve as a member of the board of directors of SS&C Holdings and to appoint one non-voting board observer to the board of directors of SS&C, (2) reasonable access to the books and records of SS&C Holdings and SS&C and their subsidiaries and (3) the right to consult from time to time with the management of SS&C Holdings and SS&C and their subsidiaries at their respective place of business regarding operating and financial matters. The management rights agreement will terminate with respect to

SS&C when SS&C Holdings and its affiliates no longer beneficially own any voting securities of SS&C. The management rights agreement will terminate with respect to SS&C Holdings when Carlyle Partners IV, L.P. and its affiliates no longer beneficially own any voting securities of SS&C Holdings.

RLI Insurance Company

From January 1, 2004 through the second quarter of 2007, RLI Insurance Company paid an aggregate of $256,902 to us for maintenance of CAMRA and Finesse products. Michael J. Stone, President of RLI Insurance, is the brother of William C. Stone.

Other Transactions

John Stone, the brother of William C. Stone, is employed by SS&C as Vice President of Sales Management. From January 1, 2004 through the quarter ended June 30, 2007, John Stone was paid an aggregate of $596,594 as salary and commissions related to his employment at SS&C.

Review, Approval or Ratification of Transactions with Related Persons

Our board of directors intends to adopt written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our general counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our board’s audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. The committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the Securities and Exchange Commission’s related person transaction disclosure rule, our board has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•	interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity and (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, and (c) the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our charter or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

Executive Compensation and Stock Option Awards

Please see “Management” for information on the compensation of, and stock options granted to, our directors and executive officers.

Employment Agreements

We have entered into an employment agreement with Mr. Stone as described in “Management — Employment and Related Agreements.”

PRINCIPAL AND SELLING STOCKHOLDERS

This table presents information concerning the beneficial ownership of the shares of our common stock as of July 31, 2007. The table also contains information about beneficial ownership, as adjusted to reflect the sale of common stock in this offering, assuming 7,087,658 shares of common stock are outstanding as of July 31, 2007 and           shares are outstanding immediately following the completion of this offering.

Specifically, the table reflects beneficial ownership information about:

•	each of the selling stockholders;

•	each person we know to be the beneficial owner of more than 5% of the outstanding shares of common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options that are exercisable or exercisable within 60 days of July 31, 2007 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The information in the table below with respect to each selling stockholder has been obtained from that selling stockholder. When we refer to the “selling stockholders” in this prospectus, we mean those persons listed in the table below as offering shares, as well as the pledgees, donees, assignees, transferees, successors and others who may hold any of the selling stockholders’ interest.

See “Certain Relationships and Related Transactions” for a discussion of the material relationships between the Company and investment funds associated with Carlyle.

Unless otherwise noted below, the address of the persons and entities listed on the table is c/o SS&C Technologies Holdings, Inc., 80 Lamberton Road, Windsor, CT 06095.

			Shares			Shares
			Offered	Shares Beneficially		Offered
			Assuming the	Owned After the		Assuming the	Shares Beneficially
			Underwriters’	Offering Assuming		Underwriters’	Owned After the Offering
	Shares		Over-	the Underwriters’		Over-	Assuming the
	Beneficially		Allotment	Over-Allotment		Allotment	Underwriters’ Over-
	Owned Prior		Option is	Option is Not		Option is	Allotment Option is
	to the Offering		Not	Exercised		Exercised in	Exercised in Full(1)
	Number	Percent	Exercised	Number	Percent	Full(1)	Number	Percent

Beneficial Owner
TCG Holdings, L.L.C.(2)	5,114,095	72.2%
William A. Etherington(3)	2,500	*
Allan M. Holt(4)	—	—
Claudius (Bud) E. Watts IV(4)	—	—
Todd Newnam(4)	—	—
William C. Stone(5)	2,300,617	31.0%
Normand A. Boulanger(6)	92,228	1.3%
Patrick J. Pedonti(7)	29,864	*
Stephen V.R. Whitman(8)	15,388	*
Kevin Milne	—	—
All directors and executive officers as a group (8 persons)(9)	2,440,597	32.3%

*	Represents less than one percent of the outstanding shares of common stock.

(1)	The selling stockholders have granted the underwriters an option to purchase up to an additional shares.

(2)	TC Group IV, L.P. is the sole general partner of Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P., the record holders of 4,915,571 and 198,524 shares of our common stock, respectively. TC Group IV, L.L.C. is the sole general partner of TC Group IV, L.P. TC Group, L.L.C. is the sole managing member of TC Group IV, L.L.C. TCG Holdings, L.L.C. is the sole managing member of TC Group, L.L.C. Accordingly, TC Group IV, L.P., TC Group IV, L.L.C., TC Group, L.L.C. and TCG Holdings, L.L.C. each may be deemed owners of shares of our common stock owned of record by each of Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein are managing members of TCG Holdings, L.L.C. and, in such capacity, may be deemed to share beneficial ownership of shares of our common stock beneficially owned by TCG Holdings, L.L.C. Such individuals expressly disclaim any such beneficial ownership. Each of Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. may be considered an affiliate or associated person of a broker-dealer that is not participating in this offering. Each represents that it acquired its shares in the ordinary course of business and at the time of purchase had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The principal address and principal offices of TCG Holdings, L.L.C. and certain affiliates is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505.

(3)	Consists of 2,500 shares subject to outstanding stock options which are currently exercisable.

(4)	Does not include 5,114,095 shares of common stock held by investment funds associated with or designated by The Carlyle Group. Messrs. Holt, Watts and Newnam are executives of The Carlyle Group. They disclaim beneficial ownership of the shares held by investment funds associated with or designated by The Carlyle Group.

(5)	Includes 339,638 shares subject to outstanding stock options exercisable on or within the 60-day period following July 31, 2007.

(6)	Consists of 92,228 shares subject to outstanding stock options exercisable on or within the 60-day period following July 31, 2007.

(7)	Consists of 29,864 shares subject to outstanding stock options exercisable on or within the 60-day period following July 31, 2007.

(8)	Consists of 15,388 shares subject to outstanding stock options exercisable on or within the 60-day period following July 31, 2007.

(9)	Includes 479,618 shares subject to outstanding stock options exercisable on or within the 60-day period following July 31, 2007.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facilities

Overview

In connection with the Transaction, SS&C entered into its senior credit facilities with J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC as co-lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A. as administrative agent, Wachovia Bank, National Association as syndication agent and Bank of America, N.A. as documentation agent.

The senior credit facilities consist of a revolving credit facility and term loan facility. The term loan facility has a principal amount of $275.0 million, of which the equivalent of $75.0 million ($17 million of which is denominated in U.S. dollars and $58 million of which is denominated in Canadian dollars) was drawn by SS&C Technologies Canada Corp., one of our Canadian subsidiaries as the Canadian borrower, on the closing date of the Transaction. The revolving credit facility has a principal amount of $75.0 million, of which $10.0 million was drawn on the closing date of the Transaction to pay a portion of the costs associated with the Transaction. The remainder is available for general corporate purposes, subject to certain conditions. In addition, the equivalent of up to $10.0 million of the revolving credit facility may be drawn in Canadian dollars either by us or the Canadian borrower. Our ability to draw under the revolving credit facility is conditioned upon, among other things, our continued compliance with covenants in the credit agreement, our ability to bring down the representations and warranties contained in the credit agreement and the absence of any default or event of default under the senior credit facilities.

Our revolving credit facility will mature on November 23, 2011, and the term loan facility will mature on November 23, 2012.

The term loan facility amortizes in nominal quarterly installments of 0.25% ($2.6 million per year) beginning on March 31, 2006 until maturity, whereby the final installment of the term loan facility will be paid on the maturity date in an amount equal to the aggregate unpaid principal amount.

In addition to the revolving credit facility and term loan facility described above, our senior credit facilities permit SS&C or the Canadian borrower to incur up to $100.0 million in total principal amount of additional term loan indebtedness, subject to certain exceptions.

Guarantees; Security

The obligations under the senior credit facilities are secured and fully and unconditionally guaranteed jointly and severally by us and each of SS&C’s material wholly owned U.S. subsidiaries currently existing or that we may create or acquire, with certain exceptions as set forth in our credit agreement, pursuant to the terms of a separate guarantee and collateral agreement. The obligations of the Canadian borrower are secured and fully and unconditionally guaranteed jointly and severally by us and SS&C and each of its material wholly owned U.S. and Canadian subsidiaries currently existing or that we may create or acquire, with certain exceptions as set forth in our credit agreement, pursuant to the terms of a separate guarantee and collateral agreement.

Borrowings under the senior credit facilities, all guarantees thereof and SS&C’s obligations under related hedging agreements are secured by a perfected first priority security interest in: (1) all of SS&C’s capital stock and all of the capital stock or other equity interests held by SS&C, us and each of our existing and future U.S. subsidiary guarantors (subject to certain limitations for equity interests of foreign subsidiaries and other exceptions as set forth in the credit agreement); and (2) all of SS&C’s and our tangible and intangible assets and the tangible and intangible assets of each of our existing and future U.S. subsidiary guarantors, with certain exceptions as set forth in the credit agreement.

The Canadian borrower’s borrowings under the senior credit facilities and all guarantees thereof are secured by a perfected first priority security interest in: (1) all of SS&C’s capital stock and all of the capital stock or other equity interests held by SS&C, us and each of our existing and future U.S. and Canadian subsidiary guarantors, with certain exceptions as set forth in the credit agreement; and (2) all of SS&C’s and our tangible and intangible assets and the tangible and intangible assets of each of our existing and future U.S. and Canadian subsidiary guarantors, with certain exceptions as set forth in the credit agreement.

Interest Rates and Fees

Borrowings under the senior credit facilities that are denominated in U.S. dollars bear interest at a rate equal to the applicable margin plus, at our option, either: (1) a base rate determined by reference to the higher of (a) JPMorgan Chase Bank’s prime rate and (b) the federal funds rate plus 1/2 of 1%; or (2) a Eurocurrency rate on deposits in U.S. dollars for one-, two-, three- or six-month periods (or nine- or twelve-month periods if, at the time of the borrowing, all lenders agree to make such a duration available). Borrowings under the revolving credit facility that are denominated in Canadian dollars bear interest at the rate equal to the applicable margin plus a Eurocurrency rate on deposits in Canadian dollars for one-, two-, three- or six-month periods (or nine- or twelve-month periods if, at the time of the borrowing, all lenders agree to make such a duration available).

Borrowings by the Canadian borrower that are denominated in Canadian dollars bear interest at a rate equal to the applicable margin plus, at the Canadian borrower’s option, either at the Canadian dollar prime rate or the applicable banker’s acceptances discount rate. Borrowings by the Canadian borrower that are denominated in U.S. dollars bear interest at the rate equal to the applicable margin plus, at the Canadian borrower’s option, either (1) a base rate determined by reference to the higher of (a) a reference rate for determining interest rates on commercial loans denominated in U.S. dollars and (b) the federal funds rate plus 1/2 of 1%; or (2) a Eurocurrency rate on deposits in U.S. dollars for one-, two-, three- or six-month periods (or nine-or twelve-month periods if, at the time of the borrowing, all lenders agree to make such a duration available).

The applicable margin is subject to change depending on SS&C’s leverage ratio. We will also pay the lenders a commitment fee on the unused commitments under the revolving credit facility, which is payable quarterly in arrears. The commitment fee is subject to change depending on our leverage ratio.

Mandatory and Optional Repayment

Subject to exceptions for reinvestment of proceeds and other exceptions and materiality thresholds, we are required to prepay outstanding loans under the senior credit facilities with the net proceeds of certain asset dispositions, near-term tax refunds in certain circumstances and the incurrence of certain debt, and 50% of SS&C’s excess cash flow, subject to reduction to 25% and to 0% if certain leverage ratios are met.

We may voluntarily prepay loans or reduce commitments under the senior credit facilities, in whole or in part, subject to minimum amounts. If we prepay Eurocurrency rate loans other than at the end of an applicable interest period, we are required to reimburse lenders for their losses or expenses sustained as a result of such prepayment.

Covenants

The senior credit facilities contain negative and affirmative covenants affecting SS&C and its existing and future restricted subsidiaries, with certain exceptions set forth in the credit agreement. The senior credit facilities contain the following negative covenants and restrictions on, among others, the following:

•	liens;

•	sale-leaseback transactions;

•	debt;

•	dividends and other restricted payments;

•	redemptions and stock repurchases;

•	consolidations, mergers and acquisitions;

•	asset dispositions;

•	investments, loans and advances;

•	changes in line of business;

•	changes in fiscal year;

•	restrictive agreements with subsidiaries;

•	transactions with affiliates;

•	amendments or prepayments of subordinated indebtedness; and

•	speculative hedging agreements.

The senior credit facilities also require SS&C, and require its existing and future restricted subsidiaries, with certain exceptions set forth in the credit agreement, to meet certain financial covenants and ratios, particularly a leverage ratio and an interest coverage ratio.

The senior credit facilities contain the following affirmative covenants, among others:

•	delivery of financial and other information to the administrative agent;

•	notice to the administrative agent upon the occurrence of certain events of default, litigation and other material events;

•	conduct of business and maintenance of existence;

•	payment of material taxes and other governmental charges;

•	maintenance of properties, licenses and insurance;

•	access to books and records by the lenders;

•	compliance with applicable laws and regulations; and

•	further assurances and maintenance of collateral.

Events of Default

The senior credit facilities specify certain events of default, including, among others: failure to pay principal, interest or fees, violation of covenants, material inaccuracy of representations and warranties, cross-defaults to material indebtedness, certain bankruptcy and insolvency events, certain material judgments, certain ERISA events, invalidity or subordination provisions, change of control and invalidity of guarantees or security documents.

11 3/4% Senior Subordinated Notes due 2013

Overview

SS&C has issued $205.0 million in aggregate principal amount of 11 3/4% Senior Subordinated Notes due 2013 pursuant to the terms of an indenture with Wells Fargo Bank, National Association, as trustee.

Guarantees and Ranking

The notes are general unsecured senior subordinated obligations of SS&C that are subordinated in right of payment to all existing and future senior debt of SS&C, including the senior credit facilities. The notes are pari passu in right of payment to all future senior subordinated debt of SS&C. The notes are jointly and severally guaranteed on a senior subordinated basis by all existing and future direct and indirect domestic subsidiaries of SS&C that guarantee the obligations under the senior credit facilities or any of SS&C’s other indebtedness or the indebtedness of the guarantors.

Maturity and Interest

The notes mature on December 1, 2013. Interest on the notes accrues at the rate of 11.75% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year.

Optional Redemption

The notes are redeemable, at SS&C’s option, in whole or in part, at any time on or after December 1, 2009 and prior to maturity at the applicable redemption prices set forth below (expressed as a percentage of principal amount), plus accrued and unpaid interest and liquidated damages, if any, to the relevant redemption date. Such redemption prices are set forth below, in each case if redeemed during the 12-month period commencing on December 1 of the applicable year:

Redemption Period	Price

2009	105.8750%
2010	102.9375%
2011 and thereafter	100.0%

The notes also may be redeemed, in whole or in part, at any time prior to December 1, 2009, at SS&C’s option, at a redemption price equal to 100% of the principal amount of the notes redeemed plus the applicable premium as of, and accrued and unpaid interest to, the redemption date. The applicable premium, with respect to any note, is the greater of (a) 1.0% of the then outstanding principal amount of the note and (b) the excess of (i) the present value of (A) the redemption price of the note at December 1, 2009 (as set forth in the table above) plus (B) all required interest payments due on the note through December 1, 2009, computed using a discount rate equal to the yield to maturity of United States Treasury securities with a constant maturity most nearly equal to the period from such redemption date to December 1, 2009 plus 50 basis points over (ii) the then outstanding principal amount of the note.

In addition, at any time and from time to time prior to December 1, 2008, SS&C may redeem up to 35% of the original aggregate principal amount of the notes, with funds in an equal aggregate amount up to the aggregate proceeds of certain equity offerings of SS&C or any of its direct or indirect parent entities, at a redemption price of 111.75%, plus accrued and unpaid interest, if any, to the redemption date. This redemption provision is subject to a requirement that notes in an aggregate principal amount equal to at least 65% of the original aggregate principal amount of notes must remain outstanding after each such redemption.

Change of Control

Upon a change of control, we are required to make an offer to redeem all of the notes at a redemption price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase.

Covenants

The indenture governing the notes contains covenants limiting, among other things, SS&C’s ability and the ability of its restricted subsidiaries to:

•	incur additional indebtedness;

•	sell assets, including capital stock of restricted subsidiaries;

•	agree to payment restrictions affecting SS&C’s restricted subsidiaries;

•	pay dividends;

•	make certain investments;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of SS&C’s assets;

•	enter into transactions with SS&C’s affiliates;

•	incur liens; and

•	designate any of SS&C’s subsidiaries as unrestricted subsidiaries.

The restrictive covenants in the indenture permit SS&C, after our initial public offering, to pay dividends to us in an amount not to exceed in any fiscal year 6% of the net proceeds received by SS&C through a contribution to equity capital from such offering to enable us to pay dividends to our stockholders.

Events of Default

The indenture governing the notes provides for customary events of default, including, among others: failure to pay principal, interest, fees or liquidated damages, violation of covenants, cross-defaults to material indebtedness, certain material judgments, invalidity of guarantees, and certain bankruptcy and insolvency events.

DESCRIPTION OF CAPITAL STOCK

General

Following the closing of this offering, our authorized capital stock will consist of           shares of common stock, par value $0.01 per share, and          shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated. The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and bylaws that will become effective upon the closing of this offering. Copies of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The description of our common stock reflects changes to our capital structure that will occur upon the closing of this offering.

Common Stock

As of July 31, 2007, there were 7,087,658 shares of our common stock outstanding and held of record by approximately 17 stockholders.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of July 31, 2007, we had outstanding options to purchase an aggregate of 1,622,950 shares of common stock with a weighted-average exercise price of $57.80 per share.

Registration Rights

We entered into a registration rights agreement, dated as of November 23, 2005, as amended, with Mr. Stone, Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. Under the registration rights agreement, holders of shares having registration rights can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing, as described below. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in certain registrations.

Demand Registration Rights.  At any time after six months after the closing of this offering, either the holders of a majority of the common stock held by the Carlyle holders or Mr. Stone may request that we register all or a portion of their common stock for sale under the Securities Act. We must use our reasonable best efforts to effect the registration as requested, subject to our right to postpone such registration if we determine that such registration would be materially detrimental to us or our stockholders or if our board of directors determines in its good faith judgment that the registration would have an adverse effect on a then contemplated public offering of our common stock. A holder’s right to demand registration of shares is subject to the right of the underwriters to limit the number of shares included in the offering. We are required to effect four of these registrations, in the case of the Carlyle holders, and three of these registrations, in the case of Mr. Stone. We are not obligated to effect more than three of these registrations in any year. No registration will count towards such numerical limitations, however, if any shares of common stock requested to be registered are cut back by the underwriters of an offering. Neither the Carlyle holders nor Mr. Stone is entitled to make a registration request if such holder owns less than 5% of our common stock held collectively by the Carlyle holders and Mr. Stone.

Piggy-back Registration Rights.  In addition, if at any time after this offering we register any shares of common stock, the holders of all shares having registration rights are entitled to notice of the registration and to include all or a portion of their common stock in the registration. We must use our reasonable best efforts to effect the registration as requested, unless we determine for any reason not to proceed with the proposed registration of the securities to be sold by us.

We will pay all registration expenses, other than underwriting discounts and selling commissions, related to any demand or piggyback registration, including the fees and expenses of one counsel selected by the selling stockholders. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Anti-Takeover Provisions

Delaware Law.  We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Staggered Board.  Our certificate of incorporation and bylaws divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors. Under our certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our certificate of incorporation and bylaws that will become effective upon the closing of this offering provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting. Our certificate of incorporation and bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer, our president or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Super-Majority Voting.  The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors. In addition, the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to cast in an election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described in the prior two paragraphs.

Authorized But Unissued Shares.  The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NASDAQ Stock Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be     .

NASDAQ Global Market Listing

We have applied to the NASDAQ Global Market for the listing of our common stock under the trading symbol “SSNC.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock approved for listing on the NASDAQ Global Market, we cannot assure you that there will be an active public market for our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of           shares of common stock, assuming the issuance of           shares of common stock offered by us in this offering and no exercise of options after July 31, 2007. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below.

The remaining           shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Days After Date of
this Prospectus	Shares Eligible for Sale	Comment

Date of Prospectus		Shares sold in the offering
Date of Prospectus		Freely tradable shares saleable under Rule 144(k) that are not subject to a lock-up
90 Days		Shares saleable under Rules 144 and 701 that are not subject to a lock-up
180 Days		Lock-up released; shares saleable under Rules 144 and 701
Thereafter		Restricted securities held for one year or less

In addition, of the 1,622,950 shares of our common stock that were subject to stock options outstanding as of July 31, 2007, options to purchase 709,308 shares of common stock were exercisable as of July 31, 2007 and, upon exercise, these shares will be eligible for sale subject to the lock-up agreements described below.

Lock-up Agreements

All of our directors and officers and certain other stockholders and holders of options to purchase shares of our common stock, who as of July 31, 2007 collectively owned           shares of our common stock (including exercisable options), have agreed that, without the prior written consent of the representatives of the underwriters, they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

These agreements are subject to certain exceptions, and also subject to extensions for up to an additional 34 days, as described in the section of this prospectus entitled “Underwriting.”

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who has beneficially owned shares of our common stock for at least one year, including an affiliate, would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are generally subject to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not an affiliate of ours at the time of sale and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus is a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliate can resell shares under Rule 701 without having to comply with the holding period requirement of Rule 144, and our non-affiliates can resell shares without having to comply with the public information, holding period, volume limitation or notice filing provisions of Rule 144.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Options

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of           shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset, generally property held for investment.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

In addition, this discussion does not address the tax treatment of partnerships or persons who hold their common stock through partnerships or other pass-through entities for U.S. federal income tax purposes. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the acquisition, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

Distributions on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Disposition of Our Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by timely filing a U.S. tax return with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any; or

•	we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., Jefferies & Company, Inc. and Wachovia Capital Markets, LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Jefferies & Company, Inc.
Wachovia Capital Markets, LLC

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. No underwriter may allow, and no dealer may reallow, any concession to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of           additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional shares of common stock.

Total
	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $     .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied for listing of our common stock on the NASDAQ Global Market under the symbol “SSNC.”

We and all of our directors and officers and certain other stockholders and holders of options to purchase shares of our common stock, who as of July 31, 2007 collectively owned           shares of our common stock (including exercisable options), have agreed that, without the prior written consent of the representatives of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	transfers of shares of common stock or any security convertible into our common stock as a bona fide gift;

•	transfers to family members or to trusts for the benefit of the stockholder or family members of the stockholder, in each case, for estate planning purposes;

•	distributions of shares of common stock or any security convertible into or exercisable for common stock to partners, members or equityholders of the stockholder;

•	a stockholder’s entry into a written trading plan designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, provided that no sales are made pursuant to such trading plan during the restricted period; or

•	the exercise of an option to purchase shares of common stock granted under a stock incentive plan or stock purchase plan described in this prospectus or the acceptance of restricted stock awards from us and the disposition of shares of restricted stock to us pursuant to the terms of such plan.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the later of the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event and the last day of the 180-day restricted period.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares to the public in that Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved up to five percent of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons associated with us. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Affiliates of Certain of the Underwriters

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our subsidiaries, for which they received or will receive customary fees and expenses. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is a lender and the administrative agent under our senior credit facilities, and Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC, is a lender and the syndication agent under such senior credit facilities. JPMorgan Chase Bank and Wachovia Bank received customary compensation for their services in connection with the senior credit facilities.

Notice to Canadian Residents

Resale Restrictions

The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

By purchasing shares in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus circular during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

LEGAL MATTERS

Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts, has passed upon the validity of the shares of common stock offered hereby. Ropes & Gray LLP, Boston, Massachusetts, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements as of December 31, 2005 and 2006 and for the year ended December 31, 2004, for the period from January 1, 2005 through November 22, 2005, for the period from November 23, 2005 through December 31, 2005 and for the year ended December 31, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (File No. 333-143719) under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

SS&C TECHNOLOGIES HOLDINGS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets at June 30, 2007 and December 31, 2006 (Successor) (unaudited)	F-2
Condensed Consolidated Statements of Operations for the six months ended June 30, 2007 and 2006 (Successor) (unaudited)	F-3
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2007 and 2006 (Successor) (unaudited)	F-4
Notes to Condensed Consolidated Financial Statements (unaudited)	F-5
Reports of Independent Registered Public Accounting Firm	F-12
Consolidated Balance Sheets as of December 31, 2006 and 2005 (Successor)	F-13
Consolidated Statements of Operations for the year ended December 31, 2006 (Successor), for the period from November 23, 2005 through December 31, 2005 (Successor), for the period from January 1, 2005 through November 22, 2005 (Predecessor) and for the year ended December 31, 2004 (Predecessor)
F-14
Consolidated Statements of Cash Flows for the year ended December 31, 2006 (Successor), for the period from November 23, 2005 through December 31, 2005 (Successor), for the period from January 1, 2005 through November 22, 2005 (Predecessor) and for the year ended December 31, 2004 (Predecessor)
F-15
Consolidated Statements of Changes in Stockholders’ Equity for the year ended December 31, 2004 (Predecessor), for the period from January 1, 2005 through November 22, 2005 (Predecessor), for the period from November 23, 2005 through December 31, 2005 (Successor) and for the year ended December 31, 2006 (Successor)
F-16
Notes to Consolidated Financial Statements	F-17
Schedule I — Condensed Financial Information of the Registrant	F-46

SS&C TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2007	2006
	(In thousands)
	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$13,210	$11,718
Accounts receivable, net of allowance for doubtful accounts of $1,602 and $1,670, respectively	36,941	31,695
Prepaid expenses and other current assets	8,185	7,823
Deferred income taxes	283	—

Total current assets	58,619	51,236

Property and equipment
Leasehold improvements	2,584	2,850
Equipment, furniture, and fixtures	15,774	12,168

	18,358	15,018
Less accumulated depreciation	(7,098)	(4,999)

Net property and equipment	11,260	10,019

Goodwill	844,484	820,470
Intangible and other assets, net of accumulated amortization of $39,691 and $24,260, respectively	263,237	270,796

Total assets	$1,177,600	$1,152,521

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	$2,680	$5,694
Accounts payable	2,374	2,305
Income taxes payable	2,688	191
Accrued employee compensation and benefits	4,927	8,961
Other accrued expenses	7,139	7,157
Interest payable	2,130	2,177
Deferred income taxes	—	384
Deferred maintenance and other revenue	33,421	25,679

Total current liabilities	55,359	52,548
Long-term debt, net of current portion	461,077	466,235
Other long-term liabilities	6,114	1,088
Deferred income taxes	68,328	69,518

Total liabilities	590,878	589,389

Commitments and contingencies (Note 8)
Stockholders’ equity
Common stock	71	71
Additional paid-in capital	564,064	559,524
Accumulated other comprehensive income	21,989	1,699
Retained earnings	674	1,906

	586,798	563,200
Less: cost of common stock in treasury	(76)	(68)

Total stockholders’ equity	586,722	563,132

Total liabilities and stockholders’ equity	$1,177,600	$1,152,521

The accompanying notes are an integral part of these condensed consolidated financial statements.

SS&C TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,	June 30,
	2007	2006
	(In thousands, except
	per share data)
	(Unaudited)

Revenues:
Software licenses	$11,494	$10,362
Maintenance	30,233	26,348
Professional services	9,043	10,128
Software-enabled services	65,472	52,182

Total revenues	116,242	99,020

Cost of revenues:
Software licenses	4,781	4,548
Maintenance	13,108	9,863
Professional services	7,022	6,293
Software-enabled services	36,839	27,097

Total cost of revenues	61,750	47,801

Gross profit	54,492	51,219

Operating expenses:
Selling and marketing	9,283	7,895
Research and development	13,037	11,804
General and administrative	11,527	8,753

Total operating expenses	33,847	28,452

Operating income	20,645	22,767
Interest expense, net	(22,555)	(23,273)
Other income, net	580	827

(Loss) income before income taxes	(1,330)	321
Benefit for income taxes	(98)	(1,240)

Net (loss) income	$(1,232)	$1,561

Basic earnings (loss) per share	$(0.17)	$0.22

Basic weighted average number of common shares outstanding	7,088	7,077

Diluted earnings (loss) per share	$(0.17)	$0.21

Diluted weighted average number of common and common equivalent shares outstanding	7,088	7,314

The accompanying notes are an integral part of these condensed consolidated financial statements.

SS&C TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,	June 30,
	2007	2006
	(In thousands) (Unaudited)

Cash flow from operating activities:
Net (loss) income	$(1,232)	$1,561
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,213	13,372
Foreign exchange gains on debt	(754)	(682)
Amortization of loan origination costs	1,145	1,265
Equity earnings on long-term investment	—	(72)
Gain (loss) on sale or disposal of property and equipment	53	(1)
Deferred income taxes	(3,716)	(1,927)
Stock-based compensation expense	4,540	—
Provision for doubtful accounts	408	187
Changes in operating assets and liabilities, excluding effects from acquisitions:
Accounts receivable	(4,394)	1,173
Prepaid expenses and other assets	(131)	(1,149)
Income taxes receivable	—	3,948
Accounts payable	(30)	(45)
Accrued expenses	430	(7,546)
Income taxes payable	2,146	(247)
Deferred maintenance and other revenues	7,070	6,964

Net cash provided by operating activities	22,748	16,801

Cash flow from investing activities:
Additions to property and equipment	(3,434)	(1,944)
Proceeds from sale of property and equipment	—	2
Cash paid for business acquisitions, net of cash acquired	(5,136)	(11,500)
Cash paid for long-term investment	(200)	—

Net cash used in investing activities	(8,770)	(13,442)

Cash flow from financing activities:
Cash received from borrowings	5,200	13,400
Repayment of debt	(18,070)	(18,171)
Income tax benefit related to exercise of stock options	82	—
Exercise of options	—	72
Purchase of common stock for treasury	(8)	—

Net cash used in financing activities	(12,796)	(4,699)

Effect of exchange rate changes on cash	310	314

Net increase (decrease) in cash and cash equivalents	1,492	(1,026)
Cash and cash equivalents, beginning of period	11,718	15,584

Cash and cash equivalents, end of period	$13,210	$14,558

The accompanying notes are an integral part of these condensed consolidated financial statements.

SS&C TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.	Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These accounting principles were applied on a basis consistent with those of the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of SS&C Technologies Holdings, Inc. (the “Company”), the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments, except as noted elsewhere in the notes to the consolidated financial statements) necessary to state fairly its financial position as of June 30, 2007 and the results of its operations for the six months ended June 30, 2007 and 2006. These statements do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. The financial statements contained herein should be read in conjunction with the audited consolidated financial statements and footnotes as of and for the year ended December 31, 2006 which are included elsewhere in this prospectus. The December 31, 2006 consolidated balance sheet data were derived from audited financial statements, but do not include all disclosures required by generally accepted accounting principles for annual financial statements. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of the expected results for the full year.

2.	The Transaction

The Company acquired SS&C Technologies, Inc. (“SS&C”) on November 23, 2005 through a merger transaction. The acquisition was accomplished through the merger of Sunshine Merger Corporation, a wholly-owned subsidiary of the Company, into SS&C, with SS&C being the surviving company and a wholly-owned subsidiary of the Company (the “Transaction”). Although the Transaction occurred on November 23, 2005, the Company adopted an effective date of November 30, 2005 for accounting purposes. The activity for the period November 23, 2005 through November 30, 2005 was not material to either the successor or predecessor periods for 2005.

3.	Stock-based Compensation

In August 2006, the Board of Directors adopted a new equity-based incentive plan (the “2006 Equity Incentive Plan”), which authorizes equity awards to be granted for up to 1,314,567 shares of common stock.

Under the 2006 Equity Incentive Plan, the Company has granted both time-based and performance-based options. Time-based options vest 25% one year from the date of grant and 1/36th of the remaining balance each month thereafter for 36 months and can also vest upon a change in control, subject to certain conditions. Certain performance-based options vest upon the attainment of certain annual EBITDA targets for the Company during the five-year period beginning January 1, 2006. Additionally, EBITDA in excess of the EBITDA target in any given year shall be applied to the EBITDA of any previous year for which the EBITDA target was not met in full such that attainment of a prior year EBITDA target can be achieved subsequently. In the event all EBITDA targets of previous years were met in full, the excess EBITDA shall be applied to the EBITDA of future years. These performance-based options can also vest upon a change in control, subject to certain conditions. Compensation expense associated with these options is recorded beginning in the period that management first estimates that the attainment of the EBITDA targets, and therefore the vesting of the options, is probable and is recorded over the remaining service period, with a cumulative catch-up amount recorded for prior service. Changes in management’s assessment of the probability of attaining the EBITDA targets could cause compensation expense to fluctuate from period to period. The remaining performance-based options vest only upon a change in control in which certain internal rate of return targets are attained. Compensation expense will be recorded at the time that a change in control becomes probable.

In April 2007, the Board of Directors approved (i) the vesting, as of April 18, 2007, of 50% of the performance-based options granted to the Company’s employees through March 31, 2007 that would have

SS&C TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

vested if the Company had met its EBITDA target for fiscal year 2006 (collectively, the “2006 Performance Options”); (ii) the vesting, conditioned upon the Company’s meeting its EBITDA target for fiscal year 2007, of the other 50% of the 2006 Performance Options; and (iii) the reduction of the Company’s EBITDA target for fiscal year 2007. The Company re-measured those awards using the Black-Scholes option-pricing model and assumptions reflecting current facts and circumstances as of the modification date. As of the modification date, the Company estimated the fair value of its performance-based options to be $45.45. In estimating the common stock value, the Company reviewed and considered a contemporaneous valuation that valued the Company using several methods, including the income approach, guideline company method and comparable transaction method. The Company used the following assumptions to estimate the option value: expected term to exercise of 3.5 years; expected volatility of 41.0%; risk-free interest rate of 4.57%; and no dividend yield. Expected volatility is based on a combination of the Company’s historical volatility adjusted for the Transaction and historical volatility of the Company’s peer group. Expected term to exercise is based on the Company’s historical stock option exercise experience, adjusted for the Transaction.

During the six months ended June 30, 2007, the Company recorded a one-time charge of $2.0 million related to the 50% of the 2006 Performance Options that were immediately vested as of April 18, 2007. Additionally, the Company recorded compensation expense of $0.8 million related to the performance-based options based upon the Company’s probability assessment of attaining its EBITDA target for fiscal year 2007. The remaining $0.9 million of stock-based compensation expense related to time-based options. The Company does not currently believe that the attainment of the annual EBITDA targets for 2008 through 2010 is probable.

The amount of stock-based compensation expense recognized in the Company’s condensed consolidated statements of operations for the six months ended June 30, 2007 was as follows (in thousands):

Six Months
Ended
June 30, 2007

Statements of operations classification:
Cost of maintenance	$101
Cost of professional services	146
Cost of software-enabled services	979

Total cost of revenues	1,226
Selling and marketing	740
Research and development	471
General and administrative	2,103

Total operating expenses	3,314

Total stock-based compensation expense	$4,540

4.	Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income”, requires that items defined as comprehensive income, such as foreign currency translation adjustments and unrealized gains (losses) on interest rate swaps, be separately classified in the financial statements and that the accumulated balance of other comprehensive income be reported separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.

SS&C TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

The following table sets forth the components of comprehensive income (in thousands):

	Six Months Ended
	June 30,	June 30,
	2007	2006

Net (loss) income	$(1,232)	$1,561
Foreign currency translation gains	19,242	8,040
Unrealized gains on interest rate swaps, net of tax	1,048	2,743

Total comprehensive income	$19,058	$12,344

5.	Debt

At June 30, 2007 and December 31, 2006, debt consisted of the following (in thousands):

	June 30,	December 31,
	2007	2006

Senior credit facility, revolving portion, weighted-average interest rate of 8.10%	$—	$3,000
Senior credit facility, term loan portion, weighted-average interest rate of 7.36% and 7.73%, respectively	258,757	263,929
11 3/4% senior subordinated notes due 2013	205,000	205,000

	463,757	471,929
Short-term borrowings and current portion of long-term debt	(2,680)	(5,694)

Long-term debt	$461,077	$466,235

Capitalized financing costs of $1.1 million and $1.3 million were amortized to interest expense during the six months ended June 30, 2007 and 2006, respectively

The Company uses interest rate swap agreements to manage the floating rate portion of its debt portfolio. During the six months ended June 30, 2007 and 2006, the Company recognized unrealized gains of $1.0 million, net of tax, and $2.7 million, net of tax, respectively, in other comprehensive income related to the change in market value of the swaps. The market value of the swaps recorded in other comprehensive income may be recognized in the statement of operations if certain terms of the senior credit facility change, if the loan is extinguished or if the swaps agreements are terminated prior to maturity.

6.	Acquisitions

On March 12, 2007, the Company purchased substantially all the assets of Northport LLC (“Northport”), for approximately $5.1 million in cash, plus the costs of effecting the transaction, and the assumption of certain liabilities. Northport provides accounting and management services to private equity funds.

The net assets and results of operations of Northport have been included in the Company’s consolidated financial statements from March 1, 2007. The purchase price was allocated to tangible and intangible assets based on their fair value at the date of acquisition. The fair value of the intangible assets, consisting of client relationships and client contracts, was determined using the future cash flows method. The intangible assets are amortized each year based on the ratio that current cash flows for the intangible asset bear to the total of current and expected future cash flows for the intangible asset. The intangible assets are amortized over approximately seven years, the estimated life of the assets. The remainder of the purchase price was allocated to goodwill.

SS&C TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

The following summarizes the allocation of the purchase price for the acquisition of Northport (in thousands):

Tangible assets acquired, net of cash received	$714
Acquired client relationships and contracts	1,500
Goodwill	3,303
Deferred revenue	(350)
Other liabilities assumed	(34)

Consideration paid, net of cash received	$5,133

The Company reported revenues of $1.4 million from Northport from the acquisition date through June 30, 2007. Pro forma operating results for the 2007 acquisition are not presented because the results would not be significantly different from historical results.

7.	Income Taxes

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. The Company is subject to examination by tax authorities throughout the world, including such major jurisdictions as the U.S., Canada, Connecticut and New York. In these major jurisdictions, the Company is no longer subject to examination by tax authorities for years prior to 2002, 2003, 1999 and 2003, respectively.

On January 1, 2007, the Company adopted the provisions of Financial Standards Accounting Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). At adoption, the Company had $4.2 million of liabilities for unrecognized tax benefits. The adoption of FIN 48 resulted in a reclassification of certain tax liabilities from current to non-current of $3.8 million and to certain related deferred tax assets of $0.4 million. The Company did not record a cumulative effect adjustment to retained earnings as a result of adopting FIN 48. As of January 1, 2007, accrued interest related to unrecognized tax benefits was less than $0.1 million. The Company recognizes accrued interest and penalties relating to the unrecognized tax benefits as a component of the income tax provision.

As of June 30, 2007, the Company had $5.4 million of liabilities for unrecognized tax benefits. Of this amount, $5.1 million relates to uncertain income tax positions that either existed prior to or were created as a result of the Transaction and would decrease goodwill if recognized. The remainder of the unrecognized tax benefits, if recognized, would decrease the Company’s effective tax rate and increase the Company’s net income.

8.	Commitments and Contingencies

In connection with the Transaction, two purported class action lawsuits were filed against SS&C, each of its directors and, with respect to the first matter described below, the Company, in the Court of Chancery of the State of Delaware, in and for New Castle County.

The first lawsuit is Paulena Partners, LLC v. SS&C Technologies, Inc., et al., C.A. No. 1525-N (filed July 28, 2005). The second lawsuit is Stephen Landen v. SS&C Technologies, Inc., et al., C.A. No. 1541-N (filed August 3, 2005). Each complaint purports to state claims for breach of fiduciary duty against all of SS&C’s directors at the time of filing of the lawsuits. The complaints allege, among other things, that (l) the merger will benefit SS&C’s management or The Carlyle Group at the expense of its public stockholders, (2) the merger consideration to be paid to stockholders is inadequate or unfair and does not represent the best price available in the marketplace for SS&C, (3) the process by which the merger was approved was unfair and (4) the directors breached their fiduciary duties to SS&C’s stockholders in negotiating and approving the

SS&C TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

merger. Each complaint seeks, among other relief, class certification of the lawsuit, an injunction preventing the consummation of the merger (or rescinding the merger if it is completed prior to the receipt of such relief), compensatory and/or rescissory damages to the class and attorneys’ fees and expenses, along with such other relief as the court might find just and proper.

The two lawsuits were consolidated by order dated August 31, 2005. On October 18, 2005, the parties to the consolidated lawsuit entered into a memorandum of understanding, pursuant to which SS&C agreed to make certain additional disclosures to its stockholders in connection with their approval of the merger. The memorandum of understanding also contemplated that the parties would enter into a settlement agreement, which the parties executed on July 6, 2006. Under the settlement agreement, SS&C agreed to pay up to $350,000 of plaintiffs’ legal fees and expenses. The settlement agreement was subject to customary conditions, including court approval following notice to the stockholders of SS&C. The court did not find that the settlement agreement was fair, reasonable and adequate and disapproved the proposed settlement on November 29, 2006. The court criticized plaintiffs’ counsel’s handling of the litigation, noting that the plaintiffs’ counsel displayed a lack of understanding of basic terms of the merger, did not appear to have adequately investigated the plaintiffs’ potential claims and was unable to identify the basic legal issues in the case. The court also raised questions about the process leading up to the transaction, which process included Mr. Stone’s discussions of potential investments in, or acquisitions of, SS&C, without prior formal authorization of SS&C’s board, but the court did not make any findings of fact on the litigation other than that there were not adequate facts in evidence to support the settlement. The plaintiffs decided to continue the litigation following rejection of the settlement, and the parties are currently in discovery. The court has set a trial date for July 2008. The Company believes that the claims are without merit and is defending them vigorously.

From time to time, the Company is subject to certain other legal proceedings and claims that arise in the normal course of its business. In the opinion of management, the Company is not involved in any such litigation or proceedings by third parties that management believes could have a material adverse effect on the Company or its business.

9.	Product and Geographic Sales Information

The Company operates in one reportable segment, as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. The Company manages its business primarily on a geographic basis. The Company attributes net sales to an individual country based upon location of the customer. The Company’s geographic regions consist of the United States, Americas, excluding the United States, Europe and Asia Pacific and Japan. The European region includes European countries as well as the Middle East and Africa.

Revenues by geography were (in thousands):

	Six Months Ended
	June 30,	June 30,
	2007	2006

United States	$70,970	$58,801
Canada	18,575	16,923
Americas excluding United States and Canada	1,718	1,882
Europe	22,584	19,465
Asia Pacific and Japan	2,395	1,949

	$116,242	$99,020

SS&C TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

Revenues by product group were (in thousands):

	Six Months Ended
	June 30,	June 30,
	2007	2006

Portfolio management/accounting	$90,974	$73,012
Trading/treasury operations	13,069	14,383
Financial modeling	4,363	4,714
Loan management/accounting	2,056	2,207
Property management	2,617	2,841
Money market processing	2,159	1,863
Training	1,004	—

	$116,242	$99,020

10.	Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect that the adoption of FAS 157 will have a significant impact on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”). FAS 159 provides entities with the option to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, and also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This standard is intended to expand the use of fair value measurement, but does not require any new fair value measurements. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact of this standard on its financial position and results of operations.

11.	Basic and Diluted Earnings (Loss) Per Share

Earnings per share is calculated in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per share includes no dilution and is computed by dividing income available to the Company’s common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of stock options using the treasury stock method. Common equivalent shares are excluded from the computation of diluted earnings per share if the effect of including such common equivalent shares is antidilutive because their exercise prices exceed the fair value of common stock. In periods where a net loss is recorded, no effect is given to potentially dilutive securities since the effect would be antidilutive. Accordingly, no effect has been given to the assumed exercise of 1,625,355 common stock options outstanding for the six months ended June 30, 2007 since the effect would be antidilutive for the reporting periods. There were no antidilutive options outstanding for the six months ended June 30, 2006. Income available to stockholders is the same for basic and diluted earnings per share.

SS&C TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

	Six Months Ended
	June 30,	June 30,
	2007	2006

Weighted average common shares outstanding — used in calculation of basic earnings per share	7,088	7,077
Weighted average common stock equivalents — options	—	237

Weighted average common and common equivalent shares outstanding — used in calculation of diluted earnings per share	7,088	7,314

Reports of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of SS&C Technologies Holdings, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of SS&C Technologies Holdings, Inc. and its subsidiaries (Successor) at December 31, 2006 and 2005 and the results of their operations and their cash flows for the year ended December 31, 2006 and for the period from November 23, 2005 through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation effective November 23, 2005.

/s/  PricewaterhouseCoopers LLP

Hartford, Connecticut
June 8, 2007

To the Board of Directors and Stockholder of SS&C Technologies, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the results of operations and cash flows of SS&C Technologies, Inc. and its subsidiaries (Predecessor) for the period from January 1, 2005 through November 22, 2005 and for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/   PricewaterhouseCoopers LLP

Hartford, Connecticut
March 31, 2006, except for the last three paragraphs of Note 2 as to which the date is June 8, 2007

SS&C TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Successor
	December 31,	December 31,
	2006	2005
	(In thousands, except per share data)

ASSETS
Current assets:
Cash and cash equivalents	$11,718	$15,584
Accounts receivable, net of allowance for doubtful accounts of $1,670 and $2,092, respectively (Note 3)	31,695	32,862
Income taxes receivable	—	8,176
Prepaid expenses and other current assets	7,823	6,236

Total current assets	51,236	62,858

Property and equipment:
Leasehold improvements	2,850	2,422
Equipment, furniture, and fixtures	12,168	8,298

	15,018	10,720
Less accumulated depreciation	(4,999)	(431)

Net property and equipment	10,019	10,289

Goodwill	820,470	818,180
Intangible and other assets, net of accumulated amortization of $24,260 and $1,870, respectively	270,796	285,044

Total assets	$1,152,521	$1,176,371

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt (Note 6)	$5,694	$10,438
Accounts payable	2,305	2,367
Income taxes payable	191	—
Accrued employee compensation and benefits	8,961	9,048
Other accrued expenses	7,157	8,769
Interest payable	2,177	3,082
Deferred income taxes (Note 5)	384	1,305
Deferred maintenance and other revenue	25,679	20,566

Total current liabilities	52,548	55,575
Long-term debt, net of current portion (Note 6)	466,235	478,143
Other long-term liabilities	1,088	1,257
Deferred income taxes (Note 5)	69,518	84,263

Total liabilities	589,389	619,238

Commitments and contingencies
Stockholders’ equity (Notes 4 and 10):
Common stock, $0.01 par value per share, 10,000 shares authorized; 7,088 and 7,075 shares issued and outstanding, respectively	71	71
Additional paid-in capital	559,524	554,894
Accumulated other comprehensive income	1,699	1,337
Retained earnings	1,906	831

	563,200	557,133
Less: cost of common stock in treasury, 1 share and 0 shares, respectively	(68)	—

Total stockholders’ equity	563,132	557,133

Total liabilities and stockholders’ equity	$1,152,521	$1,176,371

The accompanying notes are an integral part of these consolidated financial statements.

SS&C TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor		Predecessor
		Period from	Period from
		November 23,	January 1,
	Year Ended	2005 through	2005 through	Year Ended
	December 31,	December 31,	November 22,	December 31,
	2006	2005	2005	2004
	(In thousands, except per share data)
Revenues:
Software licenses	$22,925	$3,587	$20,147	$17,250
Maintenance	55,222	3,701	44,064	36,433
Professional services	19,582	2,520	12,565	11,320
Software-enabled services	107,740	7,857	67,193	30,885

Total revenues	205,469	17,665	143,969	95,888

Cost of revenues:
Software licenses	9,216	856	2,963	2,258
Maintenance	20,415	1,499	10,393	8,462
Professional services	12,575	861	7,849	6,606
Software-enables services	57,810	4,411	37,799	16,444

Total cost of revenues	100,016	7,627	59,004	33,770

Gross profit	105,453	10,038	84,965	62,118

Operating expenses:
Selling and marketing	17,598	1,364	13,134	10,734
Research and development	23,620	2,071	19,199	13,957
General and administrative	20,366	1,140	11,944	8,014
Merger costs related to the Transaction	—	—	36,912	—

Total operating expenses	61,584	4,575	81,189	32,705

Operating income	43,869	5,463	3,776	29,413

Interest income	388	30	1,031	1,528
Interest expense	(47,427)	(4,920)	(2,092)	—
Other income, net	456	258	655	99

(Loss) income before income taxes	(2,714)	831	3,370	31,040
(Benefit) provision for income taxes (Note 5)	(3,789)	—	2,658	12,030

Net income	$1,075	$831	$712	$19,010

Basic earnings per share	$0.15	$0.12	$0.03	$0.90

Basic weighted average number of common shares outstanding	7,079	7,075	23,300	21,185

Diluted earnings per share	$0.15	$0.11	$0.03	$0.84

Diluted weighted average number of common and common equivalent shares outstanding	7,316	7,314	24,478	22,499

The accompanying notes are an integral part of these consolidated financial statements.

SS&C TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor		Predecessor
		Period from	Period from
		November 23,	January 1,
	Year Ended	2005 through	2005 through	Year Ended
	December 31,	December 31,	November 22,	December 31,
	2006	2005	2005	2004
	(In thousands)
Cash flow from operating activities:
Net income	$1,075	$831	$712	$19,010

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27,128	2,301	9,575	4,593
Stock compensation expense	3,871	—	—	—
Foreign exchange gains on debt	(15)	—	—	—
Amortization of loan origination costs	2,754	159	82	—
Equity earnings in long-term investment	(456)	—	—	—
Net realized (gains) losses on equity investments	—	—	(641)	26
Loss (gain) on sale or disposition of property and equipment	4	(15)	15	(7)
Deferred income taxes	(10,112)	(1,107)	(337)	1,134
Provision for doubtful accounts	424	41	945	(378)
Income tax benefit related to exercise of stock options	—	—	3,177	2,720
Changes in operating assets and liabilities, excluding effects from acquisitions:
Accounts receivable	2,509	(395)	(5,442)	1,664
Prepaid expenses and other assets	(2,044)	(798)	(1,287)	271
Income taxes receivable	7,844	654	(8,286)	—
Accounts payable	(114)	(801)	240	(340)
Accrued expenses	(3,088)	4,178	34,891	2,596
Income taxes payable	(247)	(3)	(619)	521
Deferred maintenance and other revenue	1,176	(130)	(909)	(3,286)

Net cash provided by operating activities	30,709	4,915	32,116	28,524

Cash flow from investing activities:
Additions to property and equipment	(4,223)	(276)	(2,488)	(1,345)
Proceeds from sale of property and equipment	1	15	3	7
Cash paid for business acquisitions, net of cash acquired (Note 11)	(13,979)	—	(207,919)	(23,541)
Additions to capitalized software	(425)	—	—	—
Acquisition of SS&C Technologies, Inc.	—	(877,000)	—	—
Purchase of long-term investment	—	—	(2,000)	—
Purchases of marketable securities	—	—	(88,250)	(165,556)
Sales of marketable securities	—	—	190,159	101,215

Net cash used in investing activities	(18,626)	(877,261)	(110,495)	(89,220)

Cash flow from financing activities:
Cash received from other borrowings	17,400	—	83,000	—
Repayment of debt and acquired debt	(34,518)	(2,345)	(8,016)	—
Issuance of common stock	663	—	930	74,795
Exercise of options	96	—	2,549	2,203
Purchase of common stock for treasury	(68)	—	(5,584)	—
Cash received from borrowings for the Transaction	—	490,000	—	—
Initial capital contributions	—	381,000	—	—
Common stock dividends	—	—	(3,718)	(2,924)

Net cash (used in) provided by financing activities	(16,427)	868,655	69,161	74,074

Effect of exchange rate changes on cash	478	26	(446)	274

Net (decrease) increase in cash and cash equivalents	(3,866)	(3,665)	(9,664)	13,652
Cash and cash equivalents, beginning of period	15,584	19,249	28,913	15,261

Cash and cash equivalents, end of period	$11,718	$15,584	$19,249	$28,913

Supplemental disclosure of cash flow information
Interest paid	$45,094	$2,702	$1,872	$9
Income tax refunds, net of payments	$(635)	$—	$—	$—
Income taxes paid, net of refunds	$—	$407	$7,441	$7,713
Supplemental disclosure of non-cash investing activities
See Note 11 for a discussion of acquisitions.
Supplemental disclosure of non-cash financing activities
Dividends declared but not paid	—	—	—	$1,850

The accompanying notes are an integral part of these consolidated financial statements.

SS&C TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Year Ended December 31, 2004, the Periods January 1, 2005 through
November 22, 2005 and November 23, 2005 through December 31, 2005 and the Year
Ended December 31, 2006

	Common Stock				Accumulated
	Number		Additional		Other		Total	Total
	of Issued		Paid-in	Retained	Comprehensive	Treasury	Stockholders’	Comprehensive
	Shares	Amount	Capital	Earnings	Income	Stock	Equity	Income
	(In thousands, except per share amounts)

Predecessor
Balance, at December 31, 2003	26,806	$268	$105,359	$8,793	$588	$(53,420)	$61,588
Net income	—	—	—	19,010	—	—	19,010	$19,010
Foreign exchange translation adjustment	—	—	—	—	263	—	263	263
Change in unrealized gain on investments, net of tax	—	—	—	—	289	—	289	289

Total comprehensive income								$19,562

Exercise of options	391	4	2,199	—	—	—	2,203
Issuance of common stock	4,079	41	74,754	—	—	—	74,795
Cash dividends declared — $0.22 per share	—	—	—	(4,774)	—	—	(4,774)
Income tax benefit related to exercise of stock options	—	—	2,720	—	—	—	2,720

Balance, at December 31, 2004	31,276	$313	$185,032	$23,029	$1,140	$(53,420)	$156,094
Net income	—	—	—	712	—	—	712	$712
Foreign exchange translation adjustment	—	—	—	—	7,215	—	7,215	7,215
Change in unrealized gain on investments, net of tax	—	—	—	—	(654)	—	(654)	(654)

Total comprehensive income								$7,273

Exercise of options	390	4	2,545	—	—	—	2,549
Issuance of common stock	406	4	10,220	—	—	—	10,224
Issuance of warrants	—	—	691	—	—	—	691
Purchase of common stock	—	—	—	—	—	(5,584)	(5,584)
Cash dividends declared — $0.08 per share	—	—	—	(1,868)	—	—	(1,868)
Income tax benefit related to exercise of stock options	—	—	3,177	—	—	—	3,177

Balance, at November 22, 2005	32,072	$321	$201,665	$21,873	$7,701	$(59,004)	$172,556

Successor
Initial capital contributions	7,075	$71	$554,894	$—	$—	$—	$554,965
Net income	—	—	—	831	—	—	831	$831
Foreign exchange translation adjustment	—	—	—	—	1,232	—	1,232	1,232
Change in unrealized gain on interest rate swaps, net of tax	—	—	—	—	105	—	105	105

Total comprehensive income								$2,168

Balance, at December 31, 2005	7,075	$71	$554,894	$831	$1,337	$—	$557,133
Net income	—	—	—	1,075	—	—	1,075	$1,075
Foreign exchange translation adjustment	—	—	—	—	(273)	—	(273)	(273)
Change in unrealized gain on interest rate swaps, net of tax	—	—	—	—	635	—	635	635

Total comprehensive income								$1,437

Stock-based compensation expense	—	—	3,871	—	—	—	3,871
Issuance of common stock	9	—	663	—	—	—	663
Exercise of options	4	—	96	—	—	—	96
Purchase of common stock	—	—	—	—	—	(68)	(68)

Balance, at December 31, 2006	7,088	$71	$559,524	$1,906	$1,699	$(68)	$563,132

The accompanying notes are an integral part of these consolidated financial statements.

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements

1.	Organization

SS&C Technologies Holdings, Inc. is referred to herein as “Holdings”. SS&C Technologies, Inc. is referred to herein as “SS&C”. The term “Company” refers to (i) prior to November 23, 2005, SS&C and its consolidated subsidiaries and (ii) on and after November 23, 2005, Holdings and its consolidated subsidiaries (including SS&C). Holdings was incorporated in July 2005 by investment funds associated with The Carlyle Group to serve as the top-level holding company for SS&C, its primary operating company. Financial information for the Predecessor period is for SS&C Technologies, Inc.

Holdings was incorporated in Delaware on July 26, 2005 and its principal activity is to hold its investment in SS&C. SS&C was acquired on November 23, 2005 through a merger transaction. The acquisition was accomplished through the merger of Sunshine Merger Corporation, a wholly owned subsidiary of Holdings (previously known as Sunshine Acquisition Corporation), into SS&C, with SS&C being the surviving company and a wholly owned subsidiary of Holdings (the “Transaction”). Although the Transaction occurred on November 23, 2005, the Company adopted an effective date of November 30, 2005 for accounting purposes. The activity for the period November 23, 2005 through November 30, 2005 was not material. The accompanying consolidated statements of operations, cash flows and stockholders’ equity are presented for two periods: Predecessor and Successor, which relate to the period preceding the Transaction and the period succeeding the Transaction, respectively.

The Transaction was a non-taxable purchase and, as a result, the net assets of the Company were not stepped-up to fair value for U.S. tax purposes.

The Transaction was financed by a combination of borrowings under the Company’s senior credit facility, the issuance of senior subordinated notes due 2013 and the equity investment of The Carlyle Group and management. See Note 6 for a description of the Company’s indebtedness. Additionally, the Predecessor Company incurred costs of $36.9 million in the period January 1, 2005 through November 22, 2005 related to the Transaction. These costs consisted primarily of stock-based compensation expense (see Note 2) as well as legal and other advisory fees. Costs related to the financing facilities were capitalized (see Note 6).

The purchase price, including transaction costs that have been recorded as debt issuance costs or included in the overall purchase price, was approximately $1.05 billion. The sources and uses of funds in connection with the Transaction are summarized below (in thousands):

Sources		Uses

Senior credit facilities Revolving credit facility	$10,000	Consideration paid to stockholders and optionholders	$768,416
Term loan facility	275,000	Repayment of existing debt and legal fees	75,153
Senior subordinated notes due 2013	205,000	Converted share and option consideration	173,965
Cash on hand	6,000	Transaction costs	33,431

Equity contribution — cash	381,000	Total uses	$1,050,965

Equity contribution — non-cash	173,965

Total sources	$1,050,965

The non-cash equity contribution was a combination of shares and fully vested stock options of the Predecessor. The shares were converted into shares of Holdings. The fully vested stock options were converted into fully vested stock options of Holdings.

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

The total purchase price was allocated to the Company’s tangible and identifiable intangible assets and liabilities based on their estimated fair values on November 23, 2005, the closing date of the Transaction, as set forth below. The remainder of the purchase price was recorded as goodwill. In determining the allocation of the purchase price, management reviewed and considered a contemporaneous valuation that valued the Company’s intangible assets using the income approach and the Company’s deferred revenues based on the amount at which the liability could be settled in a current transaction between willing parties.

The final allocation of the purchase price is as follows (in thousands):

Assets acquired, net of cash received	$235,088
Completed technology	55,700
Acquired client contracts and relationships	197,100
Trade names	17,200
Other intangible assets	2,070
Goodwill	806,587
Deferred income taxes	(79,817)
Debt assumed	(75,000)
Other liabilities assumed	(107,963)

Total purchase price	1,050,965
Non-cash equity contribution	(173,965)

Cash used in acquisition of SS&C	$877,000

The fair value of intangible assets, including completed technology, trade names and customer relationships, was based on an independent appraisal and was determined using various methods of the income approach. Intangible assets are amortized each year based on the ratio that current cash flows for the intangible asset bear to the total of current and expected future cash flows for the intangible asset. Completed technology is amortized over estimated lives ranging from approximately six to nine years (weighted-average of 8.5 years). Acquired client contracts and relationships are amortized over estimated lives ranging from 11 to 13 years (weighted-average of 11.5 years). Trade names are amortized over estimated lives ranging from nine to 15 years (weighted-average of 13.9 years). Other intangible assets are amortized over estimated lives ranging from three to ten years (weighted-average of 7.7 years).

In connection with the purchase price allocation, the Company estimated the fair value of the maintenance and support obligation assumed by the Successor company in connection with the Transaction. The estimated fair value of the maintenance and support obligation was determined using a cost build-up approach. The cost build-up approach determines fair value by estimating the costs relating to fulfilling the obligation plus a normal profit margin.

The Company provides software products and software-enabled services to the financial services industry, primarily in North America. The Company also has operations in the U.K., the Netherlands, Malaysia, Ireland, Australia, the Netherlands Antilles and Japan. The Company’s portfolio of over 50 products and software-enabled services allows its clients to automate and integrate front-office functions such as trading and modeling, middle-office functions such as portfolio management and reporting, and back-office functions such as accounting, performance measurement, reconciliation, reporting, processing and clearing. The Company provides its products and related services in eight vertical markets in the financial services industry:

1. Insurance and pension funds;

2. Institutional asset managers;

3. Alternative investment managers;

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

4. Financial institutions, such as retail banks and credit unions;

5. Commercial lenders;

6. Real estate leasing/property managers;

7. Municipal finance groups; and

8. Corporate treasury groups.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, collectibility of accounts receivable, costs to complete certain contracts, valuation of acquired assets and liabilities, valuation of stock options, income tax accruals and the value of deferred tax assets. Estimates are also used to determine the remaining economic lives and carrying value of fixed assets, goodwill and intangible assets. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant accounts, transactions and profits between the consolidated companies have been eliminated in consolidation. In the first quarter of 2005, the Company made a $2.0 million investment in a company. This unconsolidated investment is in a company over which we do not have control, but have the ability to exercise influence over operating and financial policies, and as a result is accounted for under the equity method of accounting. The carrying value of this investment is $2.5 million at December 31, 2006 and is included in intangible and other assets in the Consolidated Balance Sheets. The earnings from the investment are recorded on a pre-tax basis.

Revenue Recognition

The Company’s payment terms for software licenses typically require that the total fee be paid upon signing of the contract. Maintenance services are typically due in full at the beginning of the maintenance period. Professional services and software-enabled services are typically due and payable monthly in arrears. Normally the Company’s arrangements do not provide for any refund rights, and payments are not contingent on specific milestones or customer acceptance conditions. For arrangements that do contain such provisions, the Company defers revenue until the rights or conditions have expired or have been met.

Unbilled accounts receivable primarily relates to professional services and software-enabled services revenue that has been earned as of month end but is not invoiced until the subsequent month, and to software license revenue that has been earned and is realizable but not invoiced to clients until future dates specified in the client contract.

Deferred revenue consists of payments received related to product delivery, maintenance and other services, which have been paid by customers prior to the recognition of revenue. Deferred revenue relates primarily to cash received for maintenance contracts in advance of services performed.

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

License Revenue

The Company follows the principles of Statement of Position (SOP) No. 97-2, “Software Revenue Recognition” (“SOP 97-2”), which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. SOP 97-2 requires that revenue recognized from software transactions be allocated to each element of the transaction based on the relative fair values of the elements, such as software products, specified upgrades, enhancements, post-contract client support, installation or training. The determination of fair value is based upon vendor-specific objective evidence. Under SOP 97-2, the Company recognizes software license revenue allocated to software products, specified upgrades and enhancements generally upon delivery of each of the related products, upgrades or enhancements, assuming all other revenue recognition criteria are met.

The Company generally recognizes revenue from sales of software or products including proprietary software upon product shipment and receipt of a signed contract, provided that collection is probable and all other revenue recognition criteria of SOP 97-2 are met. The Company sells perpetual software licenses in conjunction with professional services for installation and maintenance. For these arrangements, the total contract value is attributed first to the maintenance arrangement based on its fair value, which is derived from stated renewal rates. The contract value is then attributed to professional services based on estimated fair value, which is derived from the rates charged for similar services provided on a stand-alone basis. The Company’s software license agreements generally do not require significant modification or customization of the underlying software, and, accordingly, implementation services provided by the Company are not considered essential to the functionality of the software. The remainder of the total contract value is then attributed to the software license based on the residual method described in SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”.

The Company also sells term licenses with maintenance. These arrangements range from one to seven years. Vendor-specific objective evidence does not exist for the maintenance element in the term licenses and therefore revenue is recognized ratably over the contractual term of the arrangement.

The Company occasionally enters into license agreements requiring significant customization of the Company’s software. The Company accounts for the license fees under these agreements on the percentage-of-completion basis. This method requires estimates to be made for costs to complete the agreement utilizing an estimate of development man-hours remaining. Revenue is recognized each period based on the hours incurred to date compared to the total hours expected to complete the project. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that completion costs may be revised. Such revisions are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are determined on a contract-by-contract basis, and are made in the period in which such losses are first estimated or determined.

Maintenance Agreements

Maintenance agreements generally require the Company to provide technical support and software updates (on a when-and-if-available basis) to its clients. Such services are generally provided under one-year renewable contracts. Maintenance revenues are recognized ratably over the term of the maintenance agreement.

Professional Services

The Company provides consulting and training services to its clients. Revenues for such services are generally recognized over the period during which the services are performed. The Company typically charges for professional services on a time and materials basis. However, some contracts are for a fixed fee. For the fixed-fee arrangements, an estimate is made of the total hours expected to be incurred to complete the project.

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

Due to uncertainties inherent in the estimation process, it is at least reasonably possible that completion costs may be revised. Such revisions are recognized in the period in which the revisions are determined. Revenues are recognized each period based on the hours incurred to date compared to the total hours expected to complete the project.

Software-enabled Services

The Company’s software-enabled services arrangements make its software application available to its clients for processing of transactions. The software-enabled services arrangements provide an alternative for clients who do not wish to install, run and maintain complicated financial software. Under the arrangements, the client does not have the right to take possession of the software, rather, the Company agrees to provide access to its applications, remote use of its equipment to process transactions, access to client’s data stored on its equipment, and connectivity between its environment and the client’s computing systems. Software-enabled services arrangements generally have terms of two to five years and contain monthly or quarterly fixed payments, with additional billing for increases in market value of a client’s assets, pricing and trading activity under certain contracts.

The Company recognizes software-enabled services revenues in accordance with Staff Accounting Bulletin (“SAB”) 104 “Revenue Recognition”, on a monthly basis as the software-enabled services are provided and when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectibility is reasonably assured. The Company does not recognize any revenue before services are performed. Certain contracts contain additional fees for increases in market value, pricing and trading activity. Revenues related to these additional fees are recognized in the month in which the activity occurs based upon the Company’s summarization of account information and trading volume.

Research and Development

Research and development costs associated with computer software are charged to expense as incurred. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”, capitalization of internally developed computer software costs begins upon the establishment of technological feasibility based on a working model. Net capitalized software costs of $425,000 and $0 are included in the December 31, 2006 and 2005 balance sheets, respectively, under “Intangible and other assets”.

The Company’s policy is to amortize these costs upon a product’s general release to the client. Amortization of capitalized software costs is calculated by the greater of (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product, including the period being reported on, typically two to six years. It is reasonably possible that those estimates of anticipated future gross revenues, the remaining estimated economic life of the product, or both could be reduced significantly due to competitive pressures. Amortization expense related to capitalized software development costs was $0 for the year ended December 31, 2006 and the period November 23, 2005 through December 31, 2005, $52,000 for the period January 1, 2005 through November 22, 2005 and $57,000 for the year ended December 31, 2004.

Stock-based Compensation

Successor

The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R) (revised 2004), “Share-Based Payment” (“SFAS 123R”), as of the date of the closing of the Transaction using the modified prospective method, which requires companies to record stock compensation expense for all unvested

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

and new awards as of the adoption date. Accordingly, prior period amounts presented herein have not been restated. Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period.

Predecessor

Prior to the closing of the Transaction, the Company applied APB 25 in accounting for its stock plans. The Company followed the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. Had compensation cost for the Company’s stock option plans and employee stock purchase plan been determined consistent with SFAS 123, the Company’s net income would have been adjusted to the pro forma amounts indicated in the table below (in thousands):

	Predecessor
	Period from
	January 1
	through
	November 23,
	2005	2004

Net income, as reported	$712	$19,010
Add back: compensation expense recorded in period	31,700	—
Deduct: total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	(3,473)	(1,293)

Net income, pro forma	$28,939	$17,717

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under SFAS No. 109, an asset and liability approach is used to recognize deferred tax assets and liabilities for the future tax consequences of items that are recognized in its financial statements and tax returns in different years. A valuation allowance is established against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized.

Cash and Cash Equivalents

The Company considers all highly liquid marketable securities with original maturities of three months or less at the date of acquisition to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is calculated using a combination of straight-line and accelerated methods over the estimated useful lives of the assets as follows:

Description	Useful Life

Equipment	3-5 years
Furniture and fixtures	7-10 years
Leasehold improvements	Shorter of lease term or estimated useful life

Depreciation expense for the year ended December 31, 2006, the period November 23, 2005 through December 31, 2005, the period January 1, 2005 through November 22, 2005 and the year ended December 31, 2004 was $4,635,000, $431,000, $3,286,000 and $2,192,000, respectively.

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

Maintenance and repairs are expensed as incurred. The costs of sold or retired assets are removed from the related asset and accumulated depreciation accounts and any gain or loss is included in other income, net.

Goodwill and Intangible Assets

SFAS No. 142, “Goodwill and Other Intangible Assets”, requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The Company has completed the required impairment tests for goodwill and has determined that no impairment existed as of December 31, 2006 or 2005. There were no indefinite-lived intangible assets as of December 31, 2006 or 2005.

The following table summarizes changes in goodwill (in thousands):

Balance at December 31, 2005	$818,180
Adjustments related to the Transaction	(9,045)
2006 acquisitions	11,891
Adjustments to previous acquisitions	(67)
Effect of foreign currency translation	(489)

Balance at December 31, 2006	$820,470

The adjustments made to reduce deferred tax liabilities, increase deferred revenues and increase deferred financing costs related to the Transaction were made as final information became available for these items.

Completed technology and other identifiable intangible assets are amortized over lives ranging from three to 15 years based on the ratio that current cash flows for the intangible asset bear to the total of current and expected future cash flows for the intangible asset. Amortization expense associated with completed technology and other amortizable intangible assets was $22,493,000, $1,870,000, $6,237,000 and $2,344,000 for the year ended December 31, 2006, the period November 23, 2005 through December 31, 2005, the period January 1, 2005 through November 22, 2005 and the year ended December 31, 2004, respectively.

A summary of the components of other intangible assets is as follows (in thousands):

	December 31,
	2006	2005

Customer relationships	$202,353	$197,222
Completed technology	56,454	55,937
Trade names	17,268	17,203
Other	2,070	2,074

	278,145	272,436

Less: accumulated depreciation	(24,260)	(1,870)

	$253,885	$270,566

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

Total estimated amortization expense, related to intangible assets, for each of the next five years ending December 31 is expected to approximate (in thousands):

2007	$28,873
2008	28,786
2009	28,158
2010	27,145
2011	25,818

$138,780

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets to be Disposed of”. The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the assets’ carrying value unlikely. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. The Company has identified no such impairment losses. Substantially all of the Company’s long-lived assets are located in the United States and Canada.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents, marketable securities, and trade receivables. The Company has cash investment policies that limit investments to investment grade securities. Concentrations of credit risk, with respect to trade receivables, are limited due to the fact that the Company’s client base is highly diversified. As of December 31, 2006 and 2005, the Company had no significant concentrations of credit risk and the carrying value of these assets approximates fair value.

International Operations and Foreign Currency

The functional currency of each foreign subsidiary is the local currency. Accordingly, assets and liabilities of foreign subsidiaries are translated to U.S. dollars at period-end exchange rates, and capital stock accounts are translated at historical rates. Revenues and expenses are translated using the average rates during the period. The resulting translation adjustments are excluded from net earnings and accumulated as a separate component of stockholders’ equity. Foreign currency transaction gains and losses are included in the results of operations in the periods in which they occur and are immaterial for all periods presented.

Derivative Instruments

The Company uses derivative instruments, consisting of interest rates swaps, to manage interest rate risk associated with the variable interest rate on its bank credit facility. The Company’s objective in managing interest rate risk is to manage volatility in the effective cost of debt. The Company accounts for its derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), which requires that all derivative instruments be recorded at fair value.

In order for derivative instruments to qualify for hedge accounting in accordance with SFAS 133, the underlying hedged item must expose the Company to risks associated with market fluctuations and the financial instrument used as a hedge must reduce the Company’s exposure to market fluctuation throughout the hedge period. If these criteria are not met, a change in the market value of the financial instrument is

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

recognized as a gain or loss and is recorded as a component of interest expense in the period of change. The Company excludes the change in the time value of money when assessing the effectiveness of the hedging relationship. All derivatives are evaluated quarterly.

Derivative instruments entered into by the Company qualify for hedge accounting and are designated as cash flow hedges. Cash flow hedges are hedges of forecasted transactions or the variability of cash flows to be received or paid related to a recognized asset or liability. For cash flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income. The gains and losses on cash flow hedge transactions reported in other comprehensive income are effectively reclassified to earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item.

Net interest paid or received pursuant to the derivative instruments is included as a component of interest expense in the period. Pending interest settlements earned on derivative instruments held at the end of a period are also included as a component of interest expense and in the accompanying consolidated balance sheet. See Note 6 for further disclosure related to the Company’s derivative instruments.

Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income”, requires that items defined as comprehensive income, such as foreign currency translation adjustments and unrealized gains (losses) on marketable securities, be separately classified in the financial statements and that the accumulated balance of other comprehensive income be reported separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. Total comprehensive income consists of net income and other accumulated comprehensive income disclosed in the equity section of the balance sheet.

At December 31, 2006, the Company had a balance of $960,000 in foreign currency translation gains and a balance of $739,000 (net of taxes of $548,000) in unrealized gains on interest rate swaps.

Recent Accounting Pronouncement

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of FAS 109, “Accounting for Income Taxes”, to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. On January 1, 2007, the Company adopted the provisions of FIN 48. At adoption, the Company had $4.2 million of liabilities for unrecognized tax benefits. The adoption of FIN 48 resulted in a reclassification of certain tax liabilities from current to non-current of $3.8 million and to certain related deferred tax assets of $419,000. The Company did not record a cumulative effect adjustment to retained earnings as a result of adopting FIN 48. As of January 1, 2007, accrued interest related to unrecognized tax benefits was less than $0.1 million.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect that the adoption of FAS 157 will have a significant impact on its financial position and results of operations.

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per share includes no dilution and is computed by dividing income available to the Company’s common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of stock options using the treasury stock method. Common equivalent shares are excluded from the computation of diluted earnings per share if the effect of including such common equivalent shares is antidilutive because their exercise prices exceed the fair value of common stock.

The following table sets forth the weighted average common shares used in the computation of basic and diluted earnings per share (in thousands):

	Successor		Predecessor
		Period	Period
		from	from
	Year	November 23	January 1	Year
	Ended	through	through	Ended
	December 31,	December 31,	November 22,	December 31,
	2006	2005	2005	2004
Weighted average common shares outstanding	7,079	7,075	23,300	21,185
Weighted average common stock equivalents — options	237	239	1,178	1,314
Weighted average common and common equivalent shares outstanding	7,316	7,314	24,478	22,499

Options to purchase 1,133,446, 0, 0 and 117,174 shares were outstanding at December 31, 2006, December 31, 2005, November 22, 2005 and December 31, 2004, respectively, but were not included in the computation of diluted earnings per share because the effect of including the options would be antidilutive.

3.	Accounts Receivable

The following table represents the activity for the allowance for doubtful accounts during the year ended December 31, 2006, the period November 23, 2005 through December 31, 2005, the period January 1, 2005 through November 22, 2005 and the year ended December 31, 2004 (in thousands):

	Successor		Predecessor
		Period from	Period from
		November 23	January 1
	Year Ended	through	through	Year Ended
	December 31,	December 31,	November 22,	December 31,
Allowance for Doubtful Accounts:	2006	2005	2005	2004
Balance at beginning of period	$2,092	$2,057	$766	$1,449
Charge (benefit) to costs and expenses	424	41	945	(378)
Write-offs, net of recoveries	(853)	(6)	(280)	(305)
Other adjustments	7	—	626	—

Balance at end of period	$1,670	$2,092	$2,057	$766

Management establishes the allowance for doubtful accounts based on historical bad debt experience. In addition, management analyzes client accounts, client concentrations, client creditworthiness, current economic trends and changes in the client’s payment terms when evaluating the adequacy of the allowance for doubtful accounts.

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

4.	Stockholders’ Equity

At December 31, 2006, 10,000,000 shares of common stock were authorized and 7,088,442 and 7,087,529 shares of common stock were issued and outstanding, respectively. At December 31, 2005, 10,000,000 shares of common stock were authorized and 7,075,074 shares of common stock were issued and outstanding.

During the year ended December 31, 2006, the Company repurchased 913 shares of common stock at $74.50 per share.

5.	Income Taxes

The sources of income (loss) before income taxes were as follows (in thousands):

	Successor		Predecessor
		Period from	Period from
		November 23	January 1
	Year Ended	through	through	Year Ended
	December 31,	December 31,	November 22,	December 31,
	2006	2005	2005	2004
U.S.	$(10,670)	$(159)	$1,650	$30,634
Foreign	7,956	990	1,720	406

(Loss) income before taxes	$(2,714)	$831	$3,370	$31,040

The income tax provision (benefit) consists of the following (in thousands):

	Successor		Predecessor
		Period from	Period from
		November 23	January 1
	Year Ended	through	through	Year Ended
	December 31,	December 31,	November 22,	December 31,
	2006	2005	2005	2004
Current:
Federal	$1,168	$334	$(61)	$8,802
Foreign	3,556	467	2,002	227
State	75	90	371	2,020
Deferred:
Federal	(6,116)	(575)	234	497
Foreign	(2,776)	(258)	(92)	—
State	304	(58)	204	484

Total	$(3,789)	$—	$2,658	$12,030

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

The effective tax rates were 140%, 0%, 78.9% and 38.8% for the year ended December 31, 2006, the period November 23, 2005 through December 31, 2005, the period January 1, 2005 through November 22, 2005 and the year ended December 31, 2004, respectively. The reconciliation between the expected tax expense and the actual tax provision (benefit) is computed by applying the U.S. federal corporate income tax rate of 35% to income before income taxes as follows (in thousands):

	Successor		Predecessor
		Period from	Period from
		November 23	January 1
	Year Ended	through	through	Year Ended
	December 31,	December 31,	November 22,	December 31,
	2006	2005	2005	2004
Computed “expected” tax expense (benefit)	$(949)	$290	$1,180	$10,864
Increase (decrease) in income tax expense resulting from:
State income taxes (net of federal income tax benefit)	248	21	373	1,627
Tax-exempt interest income	—	—	(175)	(267)
Foreign operations	(1,905)	(303)	(390)	61
Rate change impact on deferred tax assets	(1,228)	—	—	(126)
Deal costs (non-deductible)	—	—	1,516	—
Other	45	(8)	154	(129)

(Benefit) provision for income taxes	$(3,789)	$—	$2,658	$12,030

The Company has recorded valuation allowances of $5,680,000 and $2,228,000 at December 31, 2006 and 2005 related to net operating loss carryforwards and tax credits in certain foreign jurisdictions.

The components of deferred income taxes at December 31, 2006 and 2005 are as follows (in thousands):

	Successor
	2006		2005
	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities

Purchased in-process research and development	$1,635	$—	$2,244	$—
Net operating loss carryforwards	8,730	—	4,815	—
Acquired technology	9,250	—	2,254	—
Accounts receivable	287	—	497	—
Tax credit carryforwards	2,356	—	2,101	—
Accrued expenses	921	—	633	—
Fixed assets	726	—	623	—
Deferred revenue	—	—	—	1,528
Intangible assets	—	88,879	—	94,391
Prepaid expenses	—	94	—	181
Capitalized software	4	—	—	15
Other	842	—	—	392

Total	24,751	88,973	13,167	96,507
Valuation allowance	(5,680)	—	(2,228)	—

Total	$19,071	$88,973	$10,939	$96,507

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

As of December, 31, 2006, the Company has not accrued deferred income taxes on $5.6 million of unremitted earnings from non-U.S. subsidiaries as such earnings are expected to be reinvested overseas and used to service Canadian debt.

At December 31, 2006, the Company had federal net operating loss carryforwards of $5.2 million that begin to expire in 2017.

At December 31, 2006, the Company had state net operating loss carryforwards in various states of $98.5 million that expire between 2008 and 2026.

As defined in Section 382 of the Internal Revenue Code, certain ownership changes limit the annual utilization of federal net operating losses and tax credit carryforwards. The Company does not believe that the Section 382 limitation from its previous ownership changes will result in the loss of any net operating loss or credit carryforward.

As of December 31, 2006, the Company had foreign net operating loss carryforwards other than Japan of $3.6 million, which are available to offset foreign income on an infinite carryforward basis. Japan’s net operating loss carryforward of $0.4 million begins to expire in 2007.

At December 31, 2006, the Company had federal tax credit carryforwards of $0.4 million that begin to expire in 2011.

6.	Debt and Derivative Instruments

At December 31, 2006 and 2005, debt consisted of the following (in thousands):

	Successor
	2006	2005

Senior credit facility, revolving portion, weighted-average interest rate of 8.10% and 6.57%, respectively(A)	$3,000	$7,734
Senior credit facility, term loan portion, weighted-average interest rate of 7.73% and 6.90%, respectively(A)	263,929	275,833
11 3/4% Senior subordinated notes due 2013(B)	205,000	205,000
Other	—	14

	471,929	488,581
Short-term borrowings and current portion of long-term debt	(5,694)	(10,438)

Long-term debt	$466,235	$478,143

On November 23, 2005, in connection with the Transaction, the Company (i) entered into a new $350 million credit facility, consisting of a $200 million term loan facility with SS&C as the borrower, a $75 million-equivalent term loan facility with a Canadian subsidiary as the borrower ($17 million of which is denominated in U.S. dollars and $58 million of which is denominated in Canadian dollars) and a $75 million revolving credit facility, of which $10 million was immediately drawn ($5 million of which is denominated in U.S. dollars and $5 million of which is denominated in Canadian dollars) and (ii) issued $205 million aggregate principal amount of senior subordinated notes. The portion of the term loan facility denominated in Canadian dollars was $51.9 million and $58.8 million, respectively, at December 31, 2006 and 2005. The portion of the revolving credit facility denominated in Canadian dollars was $0 and $4.7 million, respectively, at December 31, 2006 and 2005. The Company capitalized financing costs of approximately $17.2 million associated with these facilities. Costs of $8.5 million associated with the credit facility are being amortized over a period of seven years. Costs of $8.7 million associated with the senior subordinated notes are being amortized over a period of eight years. Costs of $2.8 million and $0.2 million were amortized to interest expense in the year ended December 31, 2006 and the period November 23, 2005 through December 31, 2005,

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

respectively. The amount due under the revolving portion of the senior credit facility has been classified as a current liability based on the Company’s intent to repay the obligation in 2007.

(A)	Senior Credit Facilities

Borrowings under the senior credit facilities bear interest at either a floating base rate or a Eurocurrency rate plus, in each case, an applicable margin. In addition, the Company pays a commitment fee in respect of unused revolving commitments at a rate that will be adjusted based on its leverage ratio. The initial commitment fee rate is 0.5% per annum. The Company is obligated to make quarterly principal payments on the term loan of approximately $2.7 million per year. Subject to certain exceptions, thresholds and other limitations, the Company is required to prepay outstanding loans under its senior credit facilities with the net proceeds of certain asset dispositions and certain debt issuances and 50% of its excess cash flow (as defined in the agreements governing the senior credit facilities), which percentage will be reduced based on the Company reaching certain leverage ratio thresholds.

The obligations under the senior credit facilities are guaranteed by all of SS&C’s existing and future wholly owned U.S. subsidiaries and by Holdings, with certain exceptions as set forth in the credit agreement. The obligations of the Canadian borrower are guaranteed by SS&C, each of its U.S. and Canadian subsidiaries and Holdings, with certain exceptions as set forth in the credit agreement. Obligations under the senior credit facilities are secured by a perfected first priority security interest in all of the SS&C’s capital stock and all of the capital stock or other equity interests held by Holdings, SS&C and each of SS&C’s existing and future U.S. subsidiary guarantors (subject to certain limitations for equity interests of foreign subsidiaries and other exceptions as set forth in the credit agreement) and all of Holdings’ and SS&C’s tangible and intangible assets and the tangible and intangible assets of each of the SS&C’s existing and future U.S. subsidiary guarantors, with certain exceptions as set forth in the credit agreement. The Canadian borrower’s borrowings under the senior credit facilities and all guarantees thereof are secured by a perfected first priority security interest in all of the SS&C’s capital stock and all of the capital stock or other equity interests held by Holdings, SS&C and each of the SS&C’s existing and future U.S. and Canadian subsidiary guarantors, with certain exceptions as set forth in the credit agreement, and all of the Holdings’ and SS&C’s tangible and intangible assets and the tangible and intangible assets of each of the SS&C’s existing and future U.S. and Canadian subsidiary guarantors, with certain exceptions as set forth in the credit agreement.

The senior credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, Holdings’, SS&C’s and most of SS&C’s subsidiaries’ ability to incur additional indebtedness, pay dividends and distributions on capital stock, create liens on assets, enter into sale and lease-back transactions, repay subordinated indebtedness, make capital expenditures, engage in certain transactions with affiliates, dispose of assets and engage in mergers or acquisitions. In addition, under the senior credit facilities, the Company is required to satisfy and maintain a maximum total leverage ratio and a minimum interest coverage ratio. As of December 31, 2006, the Company was in compliance with the financial and non-financial covenants.

The Company uses interest rate swap agreements to manage the floating rate portion of its debt portfolio. An interest rate swap is a contractual agreement to exchange payments based on underlying interest rates. In November 2005, the Company entered into three interest rate swap agreements which fixed the interest rates for $200.6 million of its variable rate debt. Two of the Company’s swap agreements are denominated in U.S. dollars and have notional values of $100 million and $50 million and expire in December 2010 and December 2008, respectively. Under these agreements, the Company is required to pay the counterparty a stream of fixed interest payments of 4.78% and 4.71%, respectively, and in turn, receive variable interest payments based on LIBOR (5.36% at December 31, 2006) from the counterparty. The Company’s third swap agreement is denominated in Canadian dollars and has a notional value equivalent to approximately $50.6 million U.S. dollars and expires in December 2008. Under this agreement, the Company is required to

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

pay the counterparty fixed interest payments of 3.93% and in turn, receive variable interest payments based on the Canadian dollar Bankers’ Acceptances rate (4.34% at December 31, 2006) from the counterparty. The net receipt or payment from the interest rate swap agreements is recorded in interest expense. The interest rate swaps are designated and qualify as cash flow hedges under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. As such, the swaps are accounted for as assets and liabilities in the consolidated balance sheet at fair value. The fair value of derivatives was approximately $1.3 million and $0.1 million at December 31, 2006 and 2005, respectively, and was estimated based on past, present and expected future market conditions and represents their carrying values. For the year ended December 31, 2006 and the period November 23, 2005 through December 31, 2005, the Company recognized unrealized gains of $635,000 and $105,000, net of tax, in Other Comprehensive Income related to the change in fair value of the swaps. There is no income statement impact from changes in the fair value of the swap agreements as the hedges have been assessed with no ineffectiveness. The fair value of the swaps recorded in Other Comprehensive Income may be recognized in the statement of operations if certain terms of the senior credit facility change, if the loan is extinguished or if the swaps agreements are terminated prior to maturity. No amounts are expected to be recognized in the statement of operations during 2007.

(B)	11 3/4% Senior Subordinated Notes due 2013

The 11 3/4% senior subordinated notes due 2013 are unsecured senior subordinated obligations of SS&C that are subordinated in right of payment to all existing and future senior debt of SS&C, including the senior credit facilities. The senior subordinated notes will be pari passu in right of payment to all future senior subordinated debt of SS&C. The senior subordinated notes are jointly and severally fully and unconditionally guaranteed on an unsecured senior subordinated basis by all existing and future direct and indirect domestic subsidiaries of SS&C that guarantee the obligations under the senior credit facilities or any of SS&C’s other indebtedness or the indebtedness of the guarantors.

The senior subordinated notes are redeemable in whole or in part, at SS&C’s option, at any time at varying redemption prices that generally include premiums, which are defined in the indenture. In addition, upon a change of control, SS&C is required to make an offer to redeem all of the senior subordinated notes at a redemption price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest.

The indenture governing the senior subordinated notes contains a number of covenants that restrict, subject to certain exceptions, SS&C’s ability and the ability of its restricted subsidiaries to incur additional indebtedness, pay dividends, make certain investments, create liens, dispose of certain assets and engage in mergers or acquisitions. Although the indenture generally limits the ability of Holdings to obtain funds from its subsidiaries, whether by dividend or loan, the indenture permits SS&C, after an initial public offering of Holdings, to pay dividends to Holdings in an amount not to exceed in any fiscal year 6% of the net proceeds received by SS&C through a contribution to equity capital from such offering to enable Holdings to pay dividends to its stockholders. As of December 31, 2006, SS&C was in compliance with the financial covenants.

The estimated fair value of SS&C’s senior subordinated notes due 2013 is $222.4 million at December 31, 2006. The estimated fair value of SS&C’s senior subordinated notes was based on quoted market prices on or about December 31, 2006 and is presented to satisfy the disclosure requirements of SFAS No. 107, “Disclosures about Fair Values of Financial Instruments” (“SFAS 107”), and is not necessarily indicative of the amounts that the Company could realize in a current market exchange.

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

At December 31, 2006, annual maturities of long-term debt during the next five years and thereafter are as follows (in thousands):

Successor

2007	$2,674
2008	2,674
2009	2,674
2010	2,674
2011	5,674
Thereafter	455,559

$471,929

Predecessor — Revolving Credit Facility

On April 13, 2005, the Company entered into a credit agreement (as amended, the “Credit Agreement”) with Fleet National Bank regarding a two-year, $75,000,000 senior revolving credit facility intended to finance a portion of the Company’s acquisition of Financial Models Company Inc. (“FMC”) and related fees and expenses and to provide ongoing working capital and cash for other general corporate purposes. Pursuant to the terms of the Credit Agreement, the Company was permitted to borrow funds from Fleet, initially in the principal amount of $75 million and including a $5 million sublimit for the issuance of standby and commercial letters of credit. Upon execution of the Credit Agreement on April 13, 2005, the Company drew down the full amount of the Loan, which consisted of (1) $65 million as a Eurodollar Rate Loan with an interest period of thirty days at a rate per annum equal to the British Bankers Association LIBOR Rate plus 100 basis points, and (2) $10 million as a Base Rate Loan bearing interest at a fluctuating rate per annum equal to the higher of the Federal Funds Rate plus 0.5% or the “prime rate” as publicly announced by Bank of America, N.A. The obligations of the Company under the credit agreement were guaranteed by OMR Systems Corporation and Financial Models Company Ltd., both of which are wholly owned subsidiaries of the Company. This facility was terminated in connection with the Transaction.

7.	Leases

The Company is obligated under noncancelable operating leases for office space and office equipment. Total rental expense was $8,976,000, $625,000, $6,373,000 and $3,155,000 for the year ended December 31, 2006, the period November 23, 2005 through December 31, 2005, the period January 1, 2005 through November 22, 2005 and the year ended December 31, 2004, respectively. The lease for the corporate facility in Windsor, Connecticut expires in 2016. Future minimum lease payments under the Company’s operating leases, excluding future sublease income, as of December 31, 2006, are as follows (in thousands):

Year Ending December 31,

2007	$8,098
2008	7,297
2009	6,667
2010	6,540
2011	5,415
2012 and thereafter	14,741

$48,758

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

The Company subleases office space to other parties under noncancelable leases. The Company received rental income under these leases of $1.4 million, $19,000, $333,000 and $456,000 for the year ended December 31, 2006, the period November 23, 2005 through December 31, 2005, the period January 1, 2005 through November 22, 2005 and the year ended December 31, 2004, respectively.

Future minimum lease receipts under these leases as of December 31, 2006 are as follows (in thousands):

Year Ending December 31,

2007	$1,460
2008	1,255
2009	1,114
2010	1,127
2011	1,127
2012 and thereafter	2,441

$8,524

8.	License and Royalty Agreements

The Company has non-exclusive rights to integrate certain third-party software into certain of the Company’s products. Under the terms of an agreement, the licensor of the software is paid royalties based on a percentage of the related license fee revenues collected by the Company. Under another agreement, the Company is obligated to pay at least $25,000 per quarter. The total royalty expense under these agreements for the year ended December 31, 2006, the period November 23, 2005 through December 31, 2005, the period January 1, 2005 through November 22, 2005 and the year ended December 31, 2004 was $412,000, $34,000, $384,000 and $448,000, respectively.

9.	Defined Contribution Plans

The Company has a 401(k) Retirement Plan (the “Plan”) that covers substantially all domestic employees. Each employee may elect to contribute to the Plan, through payroll deductions, up to 20% of his or her salary, subject to certain limitations. The Plan provides for a Company match of employees’ contributions in an amount equal to 50% of an employee’s contributions up to $3,000 per year. The Company offers employees a selection of various public mutual funds but does not include Company common stock as an investment option in its Plan.

During the year ended December 31, 2006, the period November 23, 2005 through December 31, 2005, the period January 1, 2005 through November 22, 2005 and the year ended December 31, 2004, the Company incurred $998,000, $67,000, $765,000 and $710,000, respectively, of matching contribution expenses related to this plan.

10.	Stock Option and Purchase Plans

Successor

In connection with the Transaction, options to purchase 968,934 shares of the Predecessor held by certain employees that were not exercised prior to the closing of the Transaction were automatically converted into fully-vested options to purchase 484,467 shares of Holdings (“Rollover Options”), having the same intrinsic value of $27.9 million. The Rollover Options had a weighted-average exercise price of $16.96 per share and a weighted-average remaining life of 6.4 years.

In August 2006, the Board of Directors adopted a new equity-based incentive plan (the “Plan”), which authorizes equity awards to be granted for up to 1,314,567 shares of the Company’s common stock. During

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

the year ended December 31, 2006, the Company granted time-based and performance-based options to purchase approximately 472,032 and 704,299 shares of its common stock, respectively. All options awarded during 2006 have an exercise price of $74.50 and expire ten years from the date of grant.

Time-based options granted upon adoption of the Plan vest 25% on November 23, 2006 and 1/36th of the remaining balance each month thereafter for 36 months. Time-based options granted thereafter generally vest 25% on the first anniversary of the grant date and 1/36th of the remaining balance each month thereafter for 36 months. All time-based options can vest upon a change in control, subject to certain conditions. Time-based options granted during 2006 have a fair value of $31.08 per share based on the Black-Scholes option pricing model with the following assumptions: dividend yield of zero; expected life of four years; expected volatility of 45.85% and risk-free interest rate of 4.86%. Compensation expense is recorded on a straight-line basis over the requisite service period, with the exception of the options granted upon adoption of the Plan, for which the first 25%, which is recorded between the grant date and November 23, 2006, to mirror the vesting. The Company recorded approximately $3.9 million of stock-based compensation expense related to these options for the year ended December 31, 2006. At December 31, 2006, there is approximately $6.0 million of unearned non-cash stock-based compensation that the Company expects to recognize as expense over the next 2.9 years.

Performance-based options to purchase approximately 470,000 shares of common stock vest upon the attainment of certain annual EBITDA targets for the Company during the five-year period beginning January 1, 2006. Additionally, EBITDA in excess of the EBITDA target in any given year shall be applied to the EBITDA of any previous year for which the EBITDA target was not met in full such that attainment of a prior year EBITDA target can be achieved subsequently. In the event all EBITDA targets of previous years were met in full, the excess EBITDA shall be applied to the EBITDA of future years. These performance-based options can also vest upon a change in control, subject to certain conditions. These performance-based options granted during 2006 have a fair value of $32.98 per share based on the Black-Scholes option pricing model with the following assumptions: dividend yield of zero; expected life of 4.5 years; expected volatility of 45.85% and risk-free interest rate of 4.86%. Compensation expense is recorded at the time that the attainment of the annual and cumulative EBITDA targets becomes probable. The Company did not record stock-based compensation expense related to these options during the year ended December 31, 2006. At December 31, 2006, there is approximately $10.4 million of unearned non-cash stock-based compensation that the Company could recognize as expense over approximately the next four years when and if the attainment of the EBITDA targets become probable.

For the time-based and performance-based options valued using the Black-Scholes option-pricing model, the Company used the following assumptions: expected term to exercise of 4.0 years and 4.5 years, respectively; expected volatility of 45.85%; risk-free interest rate of 4.86%; and no dividend yield. Expected volatility is based on a combination of the Company’s historical volatility adjusted for the Transaction and historical volatility of the Company’s peer group. Expected term to exercise is based on the Company’s historical stock option exercise experience, adjusted for the Transaction.

The remaining performance-based options to purchase approximately 234,000 shares of common stock vest only upon a change in control in which certain internal rate of return targets are attained. These performance-based options granted during 2006 have a fair value of $21.23 per share. In estimating the fair value of these performance-based options, the Company reviewed and considered a contemporaneous valuation using a Monte Carlo simulation that incorporates a Black-Scholes option pricing model with the following assumptions: dividend yield of zero; expected life of 2.9 years; expected volatility of 56.7% and risk-free interest rate of 4.77%. Compensation expense will be recorded at the time that a change in control becomes probable. The Company did not record stock-based compensation expense related to these options during the year ended December 31, 2006. At December 31, 2006, there is approximately $4.8 million of unearned non-cash stock-based compensation that the Company expects to recognize when and if a change in control

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

becomes probable. There were no unvested stock options at December 31, 2005 that carry over into future periods. The Company generally settles stock option exercises with newly issued common shares.

The amount of stock-based compensation expense recognized in the Company’s consolidated statements of operations for the year ended December 31, 2006 was as follows (in thousands):

Statement of operations classification
Cost of Maintenance	$100
Cost of Professional services	124
Cost of Software-enabled services	785

Total cost of revenues	1,009
Selling and marketing	647
Research and development	425
General and administrative	1,790

Total operating expenses	2,862

Total stock-based compensation expense	$3,871

The following table summarizes stock option transactions for the year ended December 31, 2006:

		Weighted Average
	Shares	Exercise Price

Outstanding at December 31, 2005 (Rollover options)	484,467	16.97
Granted	1,176,331	74.50
Cancelled	(42,885)	74.50
Exercised	(4,467)	21.34

Outstanding at December 31, 2006	1,613,446	57.37

The intrinsic value of options exercised during the year ended December 31, 2006 was $0.2 million

The following table summarizes information about stock options outstanding that are expected to vest and stock options outstanding that are exercisable at December 31, 2006:

Outstanding, Vested Options Currently Exercisable				Outstanding Options Expected to Vest
			Weighted-				Weighted-
		Aggregate	Average				Average
	Weighted-	Intrinsic	Remaining		Weighted-	Aggregate	Remaining
	Average	Value	Contractual		Average	Intrinsic	Contractual
Shares	Exercise Price	(In thousands)	Term (years)	Shares	Exercise Price	Value	Term (years)

602,058	$28.60	$27,636	6.3	220,406	$74.50	$—	9.6

Predecessor

Prior to the Transaction, the Company offered an employee stock purchase plan whereby employees could purchase Company stock at a price equal to 85% of the fair market value of the Company’s common stock on either the first or last day of the purchase period, whichever is lower. The semi-annual purchase periods were October through March and April through September. This plan was discontinued in connection with the Transaction.

During 1994, the Board of Directors approved a plan (“1994 Plan”), effective January 1, 1995, for which 1,500,000 shares of common stock were reserved. The 1994 Plan was amended in October 1995 and April 1996 to reserve additional shares of common stock for issuance under the 1994 Plan, bringing the total shares of common stock reserved for issuance to 4,500,000. Options under the 1994 Plan generally vested ratably over four years and expired ten years after the date of grant. The Board of Directors, as of April 30, 1998, decided that no further options would be granted under the 1994 Plan. Under the 1994 Plan, there were

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

options to purchase 0 and 111,401 shares of common stock outstanding as of November 22, 2005 and December 31, 2004, respectively, of which options to purchase 111,401 shares of common stock were exercisable as of December 31, 2004.

The Company’s 1996 Director Stock Option Plan (“1996 Plan”) provided for non-employee directors to receive options to purchase common stock of the Company at an exercise price equal to the fair market value of the common stock at the date of grant. Each option granted under the 1996 Plan was fully vested immediately upon the option grant date and expired ten years from the grant date. On May 23, 2000, the 1996 Plan was amended to increase the number of shares of common stock reserved for issuance to 450,000. The 1996 Plan was further amended on May 20, 2004 to increase the number of shares of common stock reserved for issuance to 675,000. At November 22, 2005 and December 31, 2004, there were 0 and 262,500 shares, respectively, available for director option grants. There were options to purchase 0 and 360,000 shares of common stock outstanding as of November 22, 2005 and December 31, 2004, respectively. All options outstanding were exercisable as of December 31, 2004.

During 1998, the Board of Directors approved the 1998 Stock Incentive Plan (“1998 Plan”), for which 2,250,000 shares of common stock were reserved for issuance. The number of reserved shares was increased by 750,000 in both May 2000 and 2001. In May 2003, the number of reserved shares was further increased by 1,500,000 for a total of 5,250,000 shares. Generally, options under the 1998 Plan vested ratably over four years and expired ten years subsequent to the grant. Shares available for option grants under the 1998 Plan were 0 and 2,784,048 at November 22, 2005 and December 31, 2004, respectively. There were options to purchase 0 and 1,504,913 shares of common stock outstanding at November 22, 2005 and December 31, 2004, respectively, of which options to purchase 0 and 905,694 shares were exercisable.

In 1999, the Board of Directors approved the Company’s 1999 Non-Officer Employee Stock Incentive Plan (“1999 Plan”) and reserved 1,875,000 shares of common stock for issuance under the 1999 Plan. All of the Company’s employees, consultants, and advisors other than the Company’s executive officers and directors were eligible to participate in the 1999 Plan. Only non-statutory stock options, restricted stock awards, and other stock-based awards may be granted under the 1999 Plan. Generally, options under the 1999 Plan vested ratably over four years and expired ten years after the date of grant. Shares available for option grants under the 1999 Plan were 0 and 700,985 at November 22, 2005 and December 31, 2004, respectively. There were options to purchase 0 and 403,148 shares of common stock outstanding at November 22, 2005 and December 31, 2004, respectively, of which options to purchase 0 and 291,767 shares were exercisable.

The following table summarizes stock option transactions for the years ended December 31, 2004 and the period January 1, 2005 through November 22, 2005.

		Weighted Average
	Shares	Exercise Price

Outstanding at December 31, 2003	2,570,966	$5.92
Granted	284,798	22.81
Cancelled	(85,291)	17.68
Exercised	(391,011)	5.64

Outstanding at December 31, 2004	2,379,462	7.56
Granted	137,200	26.99
Cancelled	(25,213)	16.92
Exercised(1)	(1,522,515)	8.59
Rollover options	(968,934)	8.48

Outstanding at November 22, 2005	—	—

(1)	Includes 1,132,676 options with a weighted-average exercise price of $9.29 that were cashed out in connection with the Transaction, with the same economic effect as an exercise and sale for the Transaction consideration.

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

The weighted-average grant date fair value of options granted during the year ended December 31, 2004 and the period January 1, 2005 through November 22, 2005 was $11.50 and $13.69, respectively. The total intrinsic value of options exercised during the year ended December 31, 2004 and the period January 1, 2005 through November 22, 2005 was $6.8 million and $38.4 million, respectively. The fair value of options vested during the year ended December 31, 2004 and the period January 1, 2005 through November 22, 2005 was $1.3 million and $3.5 million, respectively.

11.  Acquisitions

On August 31, 2006, the Company purchased substantially all the assets of Zoologic, Inc. (“Zoologic”) for approximately $3.0 million in cash, plus the costs of effecting the transaction. Zoologic provides web-based courseware and instructor-led training for the securities, asset management and wealth management markets.

The net assets and results of operations of Zoologic have been included in the Company’s consolidated financial statements from September 1, 2006. The purchase price was allocated to tangible and intangible assets based on their fair value at the date of acquisition. The fair value of the intangible assets, consisting of completed technology, trade name, client relationships and client contracts, was determined using the income approach. Specifically, the relief-from-royalty method was utilized for the completed technology and trade name and the discounted cash flows method was utilized for the contractual relationships. The intangible assets are amortized each year based on the ratio that current cash flows for the intangible asset bear to the total of current and expected future cash flows for the intangible asset. The completed technology and trade name are amortized over approximately six years, and the contractual relationships are amortized over approximately three years, the estimated lives of the assets. The remainder of the purchase price was allocated to goodwill.

On March 3, 2006, the Company purchased all of the outstanding stock of Cogent Management Inc. (“Cogent”), for $12.25 million in cash, plus the costs of effecting the transaction. The Company used $6.25 million of cash on hand and borrowed $6.0 million under the revolving portion of its senior credit facility to fund the acquisition. Cogent provides hedge fund management services primarily to U.S.-based hedge funds.

The net assets and results of operations of Cogent have been included in the Company’s consolidated financial statements from March 1, 2006. The purchase price was allocated to tangible and intangible assets based on their fair value at the date of acquisition. The fair value of the intangible assets, consisting of client relationships and client contracts, was determined using the future cash flows method. The intangible assets are amortized each year based on the ratio that current cash flows for the intangible asset bear to the total of current and expected future cash flows for the intangible asset. The intangible assets are amortized over approximately seven years, the estimated life of the assets. The remainder of the purchase price was allocated to goodwill.

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

The following summarizes the allocation of the purchase price for the acquisitions of Zoologic and Cogent (in thousands):

	Zoologic	Cogent

Tangible assets acquired, net of cash received	$535	$1,074
Completed technology	425	—
Trade names	60	—
Acquired client relationships and contracts	500	4,500
Goodwill	2,524	9,367
Deferred revenue	(1,163)	(756)
Debt	—	(300)
Deferred taxes	—	(1,755)
Other liabilities assumed	(169)	(236)

Consideration paid, net of cash acquired	$2,712	$11,894

Acquisitions by the Predecessor Company — 2005

On October 31, 2005, the Company purchased all the outstanding stock of Open Information Systems, Inc. (“OIS”) for $24.0 million in cash. Potential earn-out payments may be made by the Company based on revenue growth, if certain 2006 revenue targets, or, under certain circumstances, 2007 revenue targets are met. OIS’ Money Market Manager is used by banks and broker/dealers for money market issuance services. Information Manager, another OIS product, is a comprehensive tool for financial institutions, allowing banks to web-enable core business applications for Internet transaction entry, scheduling, reporting, work flow management and third-party interfaces.

The net assets and results of operations of OIS have been included in the Company’s consolidated financial statements from November 1, 2005. The purchase price was allocated to tangible and intangible assets and liabilities assumed based on their fair value at the date of acquisition. The fair value of the intangible assets, consisting of completed technology, trade name and contractual relationships, was determined using the income approach. Specifically, the relief-from-royalty method was utilized for the completed technology and trade name and the discounted cash flows method was utilized for the contractual relationships. The intangible assets are amortized each year based on the ratio that current cash flows for the intangible asset bear to the total of current and expected future cash flows for the intangible asset. The intangible assets are amortized over lives ranging from approximately six to ten years, the estimated life of the assets. The remainder of the purchase price was allocated to goodwill.

On August 24, 2005, the Company acquired substantially all the assets of MarginMan, a business within Integral Development Corporation, for $5.6 million, plus the costs of effecting the acquisition, and the assumption of certain liabilities. MarginMan provides collateralized trading software to the foreign exchange marketplace.

The net assets and results of operations of MarginMan have been included in the Company’s consolidated financial statements from August 24, 2005. The purchase price was allocated to tangible and intangible assets and liabilities assumed based on their fair value at the date of acquisition. The fair value of the intangible assets, consisting of completed technology, trade name and contractual relationships, was determined using the income approach. Specifically, the relief-from-royalty method was utilized for the completed technology and trade name and the discounted cash flows method was utilized for the contractual relationships. The intangible assets are amortized each year based on the ratio that current cash flows for the intangible asset bear to the total of current and expected future cash flows for the intangible asset. The intangible assets are amortized

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

over a life of approximately seven years, the estimated life of the assets. The remainder of the purchase price was allocated to goodwill.

On June 3, 2005, the Company purchased all the outstanding stock of Financial Interactive, Inc. (“FI”) in exchange for 358,424 shares of the Company’s common stock and warrants to purchase 50,000 shares of the Company’s stock with an exercise price of $37.69 per share, expiring on June 3, 2010. FI’s product, FundRunner, provides a comprehensive investor relationship management and fund profiling infrastructure to alternative fund managers, funds of funds managers and fund administrators.

The shares of common stock issued as consideration were valued at $9.3 million using the average closing market price for several days prior to closing of the transaction, less a discount for lack of registration. The warrants issued were valued at $0.7 million using the Black-Scholes option pricing model.

The net assets and results of operations of FI have been included in the Company’s consolidated financial statements from June 1, 2005. The purchase price was allocated to tangible and intangible assets and liabilities assumed based on their fair value at the date of acquisition. The fair value of the intangible assets, consisting of completed technology, trade name and contractual relationships, was determined using the income approach. Specifically, the relief-from-royalty method was utilized for the completed technology and trade name and the discounted cash flows method was utilized for the contractual relationships. The intangible assets are amortized each year based on the ratio that current cash flows for the intangible asset bear to the total of current and expected future cash flows for the intangible asset. The intangible assets are amortized over lives ranging from seven to ten years, the estimated lives of the assets. The remainder of the purchase price was allocated to goodwill.

On April 19, 2005, the Company purchased substantially all the outstanding stock of the Financial Models Company Inc. (“FMC”) for approximately $159.0 million in cash, plus approximately $13.8 million of costs to effect the acquisition. The Company financed the FMC acquisition with $75 million of borrowings under the credit facility (Note 6) and approximately $84 million from cash on hand. FMC provides comprehensive investment management systems and services to the international investment management industry.

The net assets and results of operations of FMC have been included in the Company’s consolidated financial statements from April 19, 2005. The purchase price was allocated to tangible and intangible assets and liabilities assumed based on their fair value at the date of acquisition. The fair value of the intangible assets, including technology, trade names, contractual relationships and exchange relationships, was based on an independent appraisal and was determined using the income approach. Specifically, the relief-from-royalty method was utilized for completed technology and trade names, the discounted cash flow method for contractual relationships, and the avoided-cost method for the exchange relationships. The intangible assets are amortized each year based on the ratio that current cash flows for the intangible asset bear to the total of current and expected future cash flows for the intangible asset. The intangible assets are amortized over lives ranging from seven to 15 years, the estimated lives of the assets. The remainder of the purchase price was allocated to goodwill.

In connection with the acquisition, the Company committed to a plan to reduce headcount at FMC. Under the plan, the Company terminated approximately 75 employees and accrued severance costs of $3.3 million, of which substantially all has been paid as of December 31, 2006. The severance costs were included in the allocation of the purchase price and recorded as an assumed liability.

On February 28, 2005, the Company purchased all of the membership interests in EisnerFast LLC (“EisnerFast”), for $25.3 million in cash. EisnerFast provides fund accounting and administration services to on-and off-shore hedge and private equity funds, funds of funds, and investment advisors.

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

The net assets and results of operations of EisnerFast have been included in the Company’s consolidated financial statements from March 1, 2005. The purchase price was allocated to tangible and intangible assets and liabilities assumed based on their fair value at the date of acquisition. The fair value of the intangible assets, consisting of client contracts and client relationships, was determined using the future cash flows method. The intangible assets are amortized each year based on the ratio that current cash flows for the intangible asset bear to the total of current and expected future cash flows for the intangible asset. The intangible assets are amortized over nine years, the estimated life of the assets. The remainder of the purchase price was allocated to goodwill.

On February 11, 2005, the Company acquired substantially all the assets of Achievement Technologies, Inc. (“Achievement”) for $470,000, plus the costs of effecting the acquisition, and the assumption of certain liabilities. Achievement provides a software solution for facilities maintenance and management to real estate property managers.

The net assets and results of operations of Achievement have been included in the Company’s consolidated financial statements from February 1, 2005. The purchase price was allocated to tangible and intangible assets and liabilities assumed based on their fair value at the date of acquisition. The fair value of the completed technology was determined using the future cash flows method. The acquired technology is amortized on a straight-line basis over five years, the estimated life of the product. The remainder of the purchase price was allocated to goodwill.

The following summarizes the allocation of the purchase price for the acquisitions of OIS, MarginMan, FI, FMC, EisnerFast and Achievement (in thousands):

	OIS	MarginMan	FI	FMC	EisnerFast	Achievement

Assets acquired, net of cash received	$2,474	$105	$815	$16,223	$1,089	$3
Completed technology	5,275	1,447	1,306	9,683	—	210
Acquired client contracts and relationships	4,000	2,266	2,078	37,103	8,587	—
Trade names	230	76	138	814	—	—
Goodwill	12,328	2,303	9,829	113,560	17,106	350
Deferred income taxes	—	—	(199)	(13,835)	—	—
Other liabilities assumed	(307)	(516)	(3,388)	(11,633)	(1,449)	(91)

Consideration paid, net of cash acquired	$24,000	$5,681	$10,579	$151,915	$25,333	$472

Acquisitions by the Predecessor Company — 2004

On April 12, 2004, the Company acquired all of the outstanding shares of OMR Systems Corporation and OMR Systems International, Ltd. (together “OMR”) for $19.7 million, plus the costs of effecting the transaction. OMR provides treasury processing software and software-enabled services to banks in Europe and the United States and offers comprehensive hedge fund administration.

The net assets and results of operations of OMR have been included in the Company’s consolidated financial statements from April 12, 2004. The purchase price was allocated to tangible and intangible assets based on their fair value at the date of acquisition. The fair value of intangible assets, including trade names and customer relationships, was based on an independent appraisal and was determined using the income approach. The completed technology is amortized on a straight-line basis over seven years, the estimated life of the product. Other acquired intangibles are amortized over lives ranging from seven to nine years, the estimated lives of the assets. The remainder of the purchase price was allocated to goodwill.

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

On February 17, 2004, the Company acquired substantially all the assets of NeoVision Hypersystems, Inc. (“NeoVision”) for $1.6 million and the assumption of certain liabilities. The Company paid $0.8 million during the first quarter of 2004 and made the remaining payment in the second quarter of 2004. NeoVision is a provider of tactical visual analytical solutions for the financial industry. NeoVision’s products complement the Company’s existing product offerings and provide traders, brokers and portfolio managers with the ability to quickly track, analyze and assess market positions and performance.

The net assets and results of operations of NeoVision have been included in the Company’s consolidated financial statements from February 15, 2004. The purchase price was allocated to tangible and intangible assets based on their fair value at the date of acquisition. The fair value of the completed technology was determined using the future cash flows method. The acquired technology is amortized on a straight-line basis over five years, the estimated life of the product. The remainder of the purchase price was allocated to goodwill.

On January 16, 2004, the Company acquired substantially all the assets of Investment Advisory Network, LLC (“IAN”) for $3 million and the assumption of certain liabilities. IAN provides web-based wealth management services to financial institutions, broker-dealers and financial advisors who offer managed accounts to the private wealth market.

The net assets and results of operations of IAN have been included in the Company’s consolidated financial statements from January 1, 2004. The purchase price was allocated to tangible and intangible assets based on their fair value at the date of acquisition. The fair value of the completed technology was determined using the future cash flows method. The acquired technology is amortized on a straight-line basis over five years, the estimated life of the product. The remainder of the purchase price was allocated to goodwill.

The following summarizes the allocation of the purchase price for the OMR, NeoVision and IAN (in thousands):

	OMR	NeoVision	IAN

Assets acquired, net of cash received	$8,134	$9	$232
Acquired client contracts, customer relationships and trade names	3,800	—	—
Completed technology	4,400	430	1,100
Goodwill	9,249	1,259	1,892
Liabilities assumed	(6,618)	(91)	(255)

Consideration paid, net of cash acquired	$18,965	$1,607	$2,969

The following unaudited pro forma condensed consolidated results of operations is provided for illustrative purposes only and assumes that the Transaction and the acquisitions of Zoologic, Cogent, OIS, MarginMan, FI, FMC, EisnerFast, OMR and IAN occurred on January 1, 2005. This unaudited pro forma information (in thousands) should not be relied upon as being indicative of the historical results that would have been obtained if these acquisitions had actually occurred on that date, nor of the results that may be obtained in the future.

		Period from	Period from
		November 23	January 1
		through	through
		December 31,	November 22,
	2006	2005	2005

Revenues	$208,231	$18,274	$179,210
Net income	1,425	907	3,664

The pro forma results of operations presented above include a reduction in revenues of $3.6 million and $0.7 million for 2006 and the period from November 23 through December 31, 2005, respectively, related to

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

the deferred revenue adjustment recorded in connection with the Transaction. Pro forma results of operations have not been presented for the acquisition of Achievement and NeoVision, as results of operations of these acquisition are not significant to the Company.

12.	Related Party Transactions

In connection with the Transaction, TC Group, L.L.C. (an affiliate of Carlyle), the Company and the Company’s Chief Executive Officer entered into an agreement pursuant to which the Company paid (i) TC Group, L.L.C. a fee for certain services provided by it to the Company in connection with the Transaction, and (ii) the Company’s Chief Executive Officer a fee in consideration of his commitment to contribute equity to the Company pursuant to a contribution and subscription agreement and as consideration for the Chief Executive Officer’s agreement to enter into a long-term employment agreement with the Company, including non-competition provisions therein. The aggregate amount of these fees was $7.5 million, which was allocated to the Company’s Chief Executive Officer and TC Group, L.L.C. pro rata based on their respective ownership of the Company following the Transaction, and was recorded as part of the overall purchase price of the Transaction.

The Company has agreed to pay TC Group, L.L.C. an annual fee of $1.0 million for certain management services to be performed by TC Group, L.L.C. following the Transaction, and will also pay Carlyle additional reasonable compensation for other services provided by TC Group, L.L.C. to the Company from time to time, including investment banking, financial advisory and other services.

13.	Commitments and Contingencies

In connection with the Acquisition, two purported class action lawsuits were filed against SS&C, each of its directors and, with respect to the first matter described below, Holdings, in the Court of Chancery of the State of Delaware, in and for New Castle County.

The first lawsuit is Paulena Partners, LLC v. SS&C Technologies, Inc., et al., C.A. No. 1525-N (filed July 28, 2005). The second lawsuit is Stephen Landen v. SS&C Technologies, Inc., et al., C.A. No. 1541-N (filed August 3, 2005). Each complaint purports to state claims for breach of fiduciary duty against all of SS&C’s directors at the time of filing of the lawsuits. The complaints allege, among other things, that (1) the merger will benefit SS&C’s management or The Carlyle Group at the expense of its public stockholders, (2) the merger consideration to be paid to stockholders is inadequate or unfair and does not represent the best price available in the marketplace for SS&C, (3) the process by which the merger was approved was unfair and (4) the directors breached their fiduciary duties to SS&C’s stockholders in negotiating and approving the merger. Each complaint seeks, among other relief, class certification of the lawsuit, an injunction preventing the consummation of the merger (or rescinding the merger if it is completed prior to the receipt of such relief), compensatory and/or rescissory damages to the class and attorneys’ fees and expenses, along with such other relief as the court might find just and proper.

The two lawsuits were consolidated by order dated August 31, 2005. On October 18, 2005, the parties to the consolidated lawsuit entered into a memorandum of understanding, pursuant to which SS&C agreed to make certain additional disclosures to its stockholders in connection with their approval of the merger. The memorandum of understanding also contemplated that the parties would enter into a settlement agreement, which the parties executed on July 6, 2006. Under the settlement agreement, SS&C agreed to pay up to $350,000 of plaintiffs’ legal fees and expenses. The settlement agreement was subject to customary conditions, including court approval following notice to the stockholders of SS&C. The court did not find that the settlement agreement was fair, reasonable and adequate and disapproved the proposed settlement on November 29, 2006. The court criticized plaintiffs’ counsel’s handling of the litigation, noting that the plaintiffs’ counsel displayed a lack of understanding of basic terms of the merger, did not appear to have adequately investigated the plaintiffs’ potential claims and was unable to identify the basic legal issues in the case. The

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

court also raised questions about the process leading up to the transaction, which process included Mr. Stone’s discussions of potential investments in, or acquisitions of, SS&C, without prior formal authorization of SS&C’s board, but the court did not make any findings of fact on the litigation other than that there were not adequate facts in evidence to support the settlement. The plaintiffs decided to continue the litigation following rejection of the settlement, and the parties are currently in discovery. The court has set a trial date for July 2008. The Company believes that the claims are without merit and are defending them vigorously.

From time to time, the Company is subject to certain other legal proceedings and claims that arise in the normal course of its business. In the opinion of management, the Company is not involved in any such litigation or proceedings by third parties that management believes could have a material adverse effect on the Company or its business.

14.	Product and Geographic Sales Information

The Company operates in one reportable segment, as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. There were no sales to any individual clients during the periods in the three-year period ended December 31, 2006 that represented 10% or more of net sales. The Company attributes net sales to an individual country based upon location of the client.

The Company manages its business primarily on a geographic basis. The Company’s reportable regions consist of the United States, Americas excluding the United States, Europe and Asia Pacific and Japan. The European region includes European countries as well as the Middle East and Africa.

The Company relies exclusively on its operations in the Netherlands for sales of its Altair product. Total revenue derived from this product was $2.0 million, $0.6 million, $1.7 million and $2.0 million in the year ended December 31, 2006, the period November 23, 2005 through December 31, 2005, the period January 1, 2005 through November 22, 2005 and the year ended December 31, 2004, respectively.

Revenues by geography were (in thousands):

	Successor		Predecessor
		Period from	Period from
		November 23,	January 1,
		2005 through	2005 through
		December 31,	November 22,
	2006	2005	2005	2004
United States	$122,341	$10,261	$91,542	$74,724
Canada	35,924	2,572	18,406	—
Americas excluding United States and Canada	2,850	370	3,163	3,688
Europe	40,150	4,151	27,737	14,965
Asia Pacific and Japan	4,204	311	3,121	2,511

	$205,469	$17,665	$143,969	$95,888

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

Long-lived assets as of December 31, were (in thousands):

	2006	2005

United States	$20,814	$17,518
Canada	5,057	6,733
Americas excluding United States and Canada	85	81
Europe	425	349
Asia Pacific and Japan	125	91

	$26,506	$24,772

Revenues by product group were (in thousands):

	Successor		Predecessor
		Period from	Period from
		November 23,	January 1,
		2005 through	2005 through
		December 31,	November 22,
	2006	2005	2005	2004

Portfolio management/accounting	$152,094	$12,883	$105,081	$60,568
Trading/treasury operations	27,686	2,458	21,143	17,785
Financial modeling	9,446	625	8,521	9,257
Loan management/accounting	5,296	790	3,499	3,101
Property management	5,983	569	5,192	5,177
Money market processing	4,083	340	533	—
Training	881	—	—	—

	$205,469	$17,665	$143,969	$95,888

15.	Subsequent Events

On March 12, 2007, the Company acquired substantially all the assets of Northport LLC for $5.0 million, plus the costs of effecting the acquisition, and the assumption of certain liabilities. Northport provides private equity fund management and accounting services. The net assets and results of operations of Northport will be included in the Company’s consolidated financial statements as of March 1, 2007.

In March 2007, the Company amended its Credit Agreement to reduce the interest rate on the U.S. term loan facility.

On April 18, 2007, the Board of Directors approved (i) the vesting, as of April 18, 2007, of 50% of the Performance Options granted to the employees of SS&C through March 31, 2007 under the Company’s 2006 Equity Incentive Plan that would have vested if the Company had met its EBITDA target for fiscal year 2006 set forth in the employees’ stock option agreements (collectively, the “2006 Performance Options”); (ii) the vesting, conditioned upon the Company’s meeting its EBITDA target for fiscal year 2007, of the other 50% of the 2006 Performance Options; and (iii) the reduction of the Company’s EBITDA target for fiscal year 2007 set forth in the employees’ stock option agreements. These modifications will result in a compensation charge in the second quarter of 2007 related to the 2006 Performance Options that vested. The probability of attaining the 2007 EBITDA target will be assessed at the end of the second quarter of 2007 based upon the revised target.

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Consolidated Financial Statements — (Continued)

16.	Selected Quarterly Financial Data (Unaudited)

	Successor
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(In thousands)

2006
Revenue	$48,365	$50,655	$52,449	$54,000
Gross profit	25,069	26,150	26,641	27,593
Operating income	11,427	11,340	10,579	10,523
Net income (loss)	(226)	1,787	359	(845)

	Predecessor				Successor
				Period from	Period from
				October 1,	November 23,
				2005 through	2005 through
	First	Second	Third	November 22,	December 31,
	Quarter	Quarter	Quarter(1)	2005(1)	2005
	(In thousands)

2005
Revenue	$27,416	$40,713	$46,110	$29,730	$17,665
Gross profit	17,608	24,086	26,869	16,402	10,038
Operating income (loss)	9,163	10,741	11,939	(28,067)	5,463
Net income (loss)	5,969	6,589	6,995	(18,841)	831

(1)	Includes merger costs associated with the Transaction of $1,171 and $35,741 during the third quarter and the period from October 1, 2005 through November 22, 2005, respectively.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

SS&C TECHNOLOGIES HOLDINGS, INC.

PARENT COMPANY BALANCE SHEETS

	Successor
	December 31,	December 31,
	2006	2005
	(In thousands, except per share data)
ASSETS
Cash and cash equivalents	$—	$—
Investments in subsidiaries	563,132	557,133

Total assets	$563,132	$557,133

LIABILITIES AND STOCKHOLDERS’ EQUITY
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value per share, 10,000 shares authorized; 7,088 and 7,075 shares issued and outstanding, respectively	71	71
Additionally paid-in capital	559,524	554,894
Accumulated other comprehensive income	1,699	1,337
Retained earnings	1,906	831

	563,200	557,133
Less: cost of common stock in treasury, 1 share and 0 shares, respectively	(68)	—

Total stockholders’ equity	563,132	557,133
Total liabilities and stockholders’ equity	$563,132	$557,133

The accompanying notes are an integral part of these financial statements.

SS&C TECHNOLOGIES HOLDINGS, INC.

PARENT COMPANY STATEMENTS OF OPERATIONS

		Period from
		November 23,
	Year Ended	2005 through
	December 31,	December 31,
	2006	2005
	(In thousands)

Revenues	$—	$—
Operating costs and expenses	—	—
Equity in net income of subsidiaries, net of tax	1,075	831

Net income	$1,075	$831

The accompanying notes are an integral part of these financial statements.

SS&C TECHNOLOGIES HOLDINGS, INC.

PARENT COMPANY STATEMENTS OF CASH FLOWS

		Period from
		November 23,
		2005
	Year Ended	through
	December 31,	December 31,
	2006	2005
	(In thousands)
Cash flow from operating activities:
Net income	$1,075	$831
Equity in net income of subsidiaries, net of tax	(1,075)	(831)

Net cash provided by operating activities	—	—

Cash flow from investing activities:
Investment in SS&C Technologies, Inc.	—	(381,000)

Net cash used in investing activities	—	(381,000)

Cash flow from financing activities:
Issuance of common stock	—	381,000

Net cash provided by financing activities	—	381,000

Effect of exchange rate changes on cash	—	—

Net (decrease) increase in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	—	—

Cash and cash equivalents, end of period	$—	$—

Supplemental disclosure of cash flow information
Interest paid	$—	$—
Income tax refunds, net of payments	$—	$—
Income taxes paid, net of refunds	$—	$—

The accompanying notes are an integral part of these financial statements.

SS&C TECHNOLOGIES HOLDINGS, INC.

PARENT COMPANY STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Period November 23, 2005 through December 31, 2005 and the Year Ended December 31, 2006

	Common Stock				Accumulated
	Number		Additional		Other		Total	Total
	of Issued		Paid-in	Retained	Comprehensive	Treasury	Stockholders’	Comprehensive
	Shares	Amount	Capital	Earnings	Income	Stock	Equity	Income
	(in thousands)
Successor
Sale of common stock	7,075	$71	$554,894	$—	$—	$—	$554,965
Net income	—	—	—	831	—	—	831	831
Foreign exchange translation adjustment	—	—	—	—	1,232	—	1,232	1,232
Change in unrealized gain on interest rate swaps, net of tax	—	—	—	—	105	—	105	105

Total comprehensive income								2,168

Balance, at December 31, 2005	7,075	$71	$554,894	$831	$1,337	$—	$557,133

Net income	—	—	—	1,075	—	—	1,075	1,075
Foreign exchange translation adjustment	—	—	—	—	(273)	—	(273)	(273)
Change in unrealized gain on interest rate swaps, net of tax	—	—	—	—	635	—	635	635

Total comprehensive income								1,437

Stock-based compensation expense	—	—	3,871	—	—	—	3,871
Issuance of common stock	9	—	663	—	—	—	663
Exercise of options	4	—	96	—	—	—	96
Purchase of common stock	—	—	—	—	—	(68)	(68)

Balance, at December 31, 2006	7,088	$71	$559,524	$1,906	$1,699	$(68)	$563,132

The accompanying notes are an integral part of these financial statements.

SS&C TECHNOLOGIES HOLDINGS, INC.

Notes to Parent Company Financial Statements

1.	Background and Basis of Presentation

SS&C Technologies Holdings, Inc. (“Holdings”) is the top-level holding company that conducts substantially all of its business operations through its direct and indirect subsidiaries Holdings was incorporated in Delaware on July 26, 2005 in anticipation of the November 23, 2005 acquisition by its subsidiary, Sunshine Merger Corporation, of SS&C Technologies, Inc. Holdings had no operations prior to November 23, 2005, and accordingly, its results of operations and cash flows have only been presented for the post-acquisition period.

There are significant restrictions over Holdings’ ability to obtain funds from its direct and indirect subsidiaries through dividends, loans or advances. Accordingly, these condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, Holdings’ investments in its consolidated subsidiaries are presented under the equity method of accounting. These parent-only financial statements should be read in conjunction with Holdings’ audited annual consolidated financial statements included elsewhere in this prospectus.

Since its inception, no cash dividends have been paid to Holdings by any if its direct or indirect subsidiaries.

2.	Debt

Holdings has no direct outstanding debt obligations, but its direct and indirect subsidiaries do. For a discussion of the debt obligations of Holdings’ direct and indirect subsidiaries, see Note 6 of the notes to the audited annual consolidated financial statements included elsewhere in this prospectus.

3.	Commitments and Contingencies

Holdings has no direct commitments or contingencies, but its direct and indirect subsidiaries do. For a discussion of the commitments and contingencies of Holdings’ direct and indirect subsidiaries, see Note 13, of the notes to the audited annual consolidated financial statements included elsewhere in this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers Inc. filing fee and the NASDAQ Global Market listing fee.

Securities and Exchange Commission registration fee	$	*
NASD, Inc. filing fee		*
NASDAQ Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accountants’ fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of us, by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, all such persons being referred to as an indemnitee, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Our certificate of incorporation provides that we will indemnify any indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses, including attorneys’ fees, and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any indemnitee has been successful, on the merits or otherwise, we will indemnify him or her against all expenses, including attorneys’ fees, actually and reasonably incurred in connection therewith. Expenses must be advanced to an indemnitee under certain circumstances.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us with the meaning of the Securities Act, as amended, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Since inception, we have issued the following securities that were not registered under the Securities Act of 1933:

(a)	Issuances of Capital Stock.

(1) On November 23, 2005, in connection with the Transaction, we issued (A) 4,915,571 shares of our common stock to Carlyle Partners IV, L.P. (an investment fund affiliated with Carlyle) and 198,524 shares of our common stock to CP IV Coinvestment, L.P. (an investment fund affiliated with Carlyle) for consideration of $381,000,000 and (B) 1,960,979 shares of our common stock to William C. Stone, our Chairman of the Board and Chief Executive Officer, in exchange for 3,921,958 shares of common stock of SS&C held by Mr. Stone.

(2) Between August and November, 2006, we sold an aggregate of 8,900 shares of restricted common stock at a price per share of $74.50 to certain of our employees pursuant to our 2006 equity incentive plan.

No underwriters were involved in the foregoing issuances of securities. The securities described in paragraph (a)(1) of Item 15 were issued to accredited investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The securities described in paragraph (a)(2) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, in reliance on the exemption provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder.

(b)	Stock Option Grants.

(1) Between August 9, 2006 and July 31, 2007, we granted stock options to purchase an aggregate of 1,219,831 shares of our common stock with exercise prices ranging from $74.50 to $98.91 per share, to employees, directors and consultants pursuant to our 2006 equity incentive plan.

(2) In connection with the Transaction, we assumed stock options granted to SS&C’s employees, directors and consultants pursuant to SS&C’s 1998 stock incentive plan and 1999 non-officer employee stock incentive plan that were automatically converted at the time of the Transaction into options to purchase an aggregate of 484,467 shares of our common stock with exercise prices ranging from $5.25 to $63.71 per share. An aggregate of 3,684 shares of our common stock have been issued upon the exercise of stock options for an aggregate consideration of $73,713 as of July 31, 2007.

The issuances of stock options and the shares of common stock issuable upon the exercise of the options described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder, or pursuant to Section 4(2) under the Securities Act, relative to transactions to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and Financial Statement Schedules.

(a)  Exhibits

Number		Description

1	.1*	Form of Underwriting Agreement
2	.1†	Acquisition Agreement, dated February 25, 2005, by and between SS&C Technologies, Inc. and Financial Models Company Inc. is incorporated herein by reference to Exhibit 2.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on March 2, 2005 (File No. 000-28430)
2	.2†	Purchase Agreement, dated February 28, 2005, by and among SS&C Technologies, Inc., EisnerFast LLC and EHS, LLC is incorporated herein by reference to Exhibit 2.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on March 3, 2005 (File No. 000-28430)
2	.3†	Agreement and Plan of Merger, dated as of July 28, 2005, by and among the Registrant, Sunshine Merger Corporation and SS&C Technologies, Inc. is incorporated herein by reference to Exhibit 2.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on July 28, 2005 (File No. 000-28430)
2	.4†	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 25, 2005, by among the Registrant, Sunshine Merger Corporation and SS&C Technologies, Inc. is incorporated herein by reference to Exhibit 2.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on August 30, 2005 (File No. 000-28430)
3	.1*	Certificate of Incorporation of the Registrant, as amended
3	.2*	Bylaws of the Registrant, as amended
3	.3*	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)
3	.4*	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering)
4.1		Indenture, dated as of November 23, 2005, among Sunshine Acquisition II, Inc., SS&C Technologies, Inc., the Guarantors named on the signature pages thereto, and Wells Fargo Bank, National Association, as Trustee, relating to the 11 3/4% Senior Subordinated Notes due 2013, including the form of 11 3/4% Senior Subordinated Note due 2013, is incorporated herein by reference to Exhibit 4.1 to SS&C Technologies, Inc’s Registration Statement on Form S-4, as amended (File No. 333-135139) (the “Form S-4”)

Number		Description

4.2		First Supplemental Indenture, dated as of April 27, 2006, among Cogent Management Inc., SS&C Technologies, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to the 11 3/4% Senior Subordinated Notes due 2013, is incorporated herein by reference to Exhibit 4.2 to the Form S-4
4.3		Guarantee of 11 3/4% Senior Subordinated Notes due 2013 by Financial Models Company Ltd., Financial Models Holdings Inc., SS&C Fund Administration Services LLC, OMR Systems Corporation and Open Information Systems, Inc. is incorporated herein by reference to Exhibit 4.3 to the Form S-4
4.4		Guarantee of 11 3/4% Senior Subordinated Notes due 2013 by Cogent Management Inc. is incorporated herein by reference to Exhibit 4.4 to the Form S-4
4.5		Registration Rights Agreement, dated as of November 23, 2005, among Sunshine Acquisition II, Inc., SS&C Technologies, Inc. and the Guarantors named therein, as Issuers, and Wachovia Capital Markets, LLC, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as Initial Purchasers, is incorporated herein by reference to Exhibit 4.5 to the Form S-4
4.6		Purchase Agreement, dated as of November 17, 2005, between Sunshine Acquisition II, Inc. and the Initial Purchasers named in Schedule I thereto is incorporated herein by reference to Exhibit 4.6 to the Form S-4
4.7		Joinder Agreement, dated as of November 23, 2005, executed by SS&C Technologies, Inc., Financial Models Company Ltd., Financial Models Holdings Inc., SS&C Fund Administration Services LLC, OMR Systems Corporation and Open Information Systems, Inc. is incorporated herein by reference to Exhibit 4.7 to the Form S-4
4.8		Joinder Agreement, dated as of April 27, 2006, executed by Cogent Management Inc. is incorporated herein by reference to Exhibit 4.8 to the Form S-4
4.9		Specimen certificate evidencing shares of common stock
5	.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10.1		Credit Agreement, dated as of November 23, 2005, among Sunshine Acquisition II, Inc., SS&C Technologies, Inc., SS&C Technologies Canada Corp., the several lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent, Wachovia Bank, National Association, as Syndication Agent, and Bank of America, N.A., as Documentation Agent, is incorporated herein by reference to Exhibit 10.1 to the Form S-4
10.2		Guarantee and Collateral Agreement, dated as of November 23, 2005, made by the Registrant, Sunshine Acquisition II, Inc., SS&C Technologies, Inc. and certain of its subsidiaries in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, is incorporated herein by reference to Exhibit 10.2 to the Form S-4
10.3		CDN Guarantee and Collateral Agreement, dated as of November 23, 2005, made by SS&C Technologies Canada Corp. and 3105198 Nova Scotia Company in favor of JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent, is incorporated herein by reference to Exhibit 10.3 to the Form S-4
10.4		Assumption Agreement, dated as of April 27, 2006, made by Cogent Management Inc., in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, is incorporated herein by reference to Exhibit 10.4 to the Form S-4
10.5		Stockholders Agreement, dated as of November 23, 2005, by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., William C. Stone and Other Executive Stockholders (as defined therein) is incorporated herein by reference to Exhibit 10.5 to the Form S-4
10.6		Registration Rights Agreement, dated as of November 23, 2005, by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., William C. Stone and Other Executive Investors (as defined therein) is incorporated herein by reference to Exhibit 10.6 to the Form S-4
10.7		Form of Service Provider Stockholders Agreement by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P. and the Service Provider Stockholders (as defined therein) is incorporated herein by reference to Exhibit 10.7 to the Form S-4

Number		Description

10.8		Management Agreement, dated as of November 23, 2005, between the Registrant, William C. Stone and TC Group, L.L.C. is incorporated herein by reference to Exhibit 10.8 to the Form S-4
10.9		SS&C Technologies, Inc. Management Rights Agreement, dated as of November 23, 2005, by and among Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., the Registrant and SS&C Technologies, Inc. is incorporated herein by reference to Exhibit 10.9 to the Form S-4
10.10		1998 Stock Incentive Plan, including form of stock option agreement, is incorporated herein by reference to Exhibit 10.10 to the Form S-4
10.11		1999 Non-Officer Employee Stock Incentive Plan, including form of stock option agreement, is incorporated herein by reference to Exhibit 10.11 to the Form S-4
10.12		Form of Option Assumption Notice for 1998 Stock Incentive Plan and 1999 Non-Officer Employee Stock Incentive Plan is incorporated herein by reference to Exhibit 10.12 to the Form S-4
10	.13*	2006 Equity Incentive Plan, as amended
10	.14*	Form of Stock Option Grant Notice and Stock Option Agreement
10.15		Form of Dividend Equivalent Agreement is incorporated herein by reference to Exhibit 10.3 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on August 15, 2006 (File No. 000-28430) (the “August 15, 2006 8-K”)
10.16		Form of Stock Award Agreement is incorporated herein by reference to Exhibit 10.4 to the August 15, 2006 8-K
10.17		Employment Agreement, dated as of November 23, 2005, by and between William C. Stone and the Registrant is incorporated herein by reference to Exhibit 10.13 to the Form S-4
10.18		Contract of Employment between Kevin Milne and SS&C Technologies, Inc., effective as of June 9, 2004, is incorporated herein by reference to Exhibit 10.4 to SS&C Technologies, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 (File No. 000-28430)
10.19		Compromise Agreement, dated as of October 31, 2006, between Kevin Milne and SS&C Technologies Limited is incorporated herein by reference to SS&C Technologies, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 000-28430)
10.20		Description of Executive Officer Compensation Arrangements is incorporated herein by reference to Item 5.02 of SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on March 16, 2007 (File No. 000-28430)
10.21		Lease Agreement, dated September 23, 1997, by and between SS&C Technologies, Inc. and Monarch Life Insurance Company, as amended by First Amendment to Lease dated as of November 18, 1997, is incorporated herein by reference to Exhibit 10.15 to SS&C Technologies, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 000-28430)
10.22		Second Amendment to Lease, dated as of April 1999, between SS&C Technologies, Inc. and New Boston Lamberton Limited Partnership is incorporated herein by reference to Exhibit 10.12 to SS&C Technologies, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-28430) (the “2004 10-K”)
10.23		Third Amendment to Lease, effective as of July 1, 1999, between SS&C Technologies, Inc. and New Boston Lamberton Limited Partnership is incorporated herein by reference to Exhibit 10.13 to the 2004 10-K
10.24		Fourth Amendment to Lease, effective as of June 7, 2005, between SS&C Technologies, Inc. and New Boston Lamberton Limited Partnership, is incorporated herein by reference to Exhibit 10.5 to SS&C Technologies, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 000-28430) (the “Q2 2005 10-Q”)
10	.25**	Fifth Amendment to Lease, dated as of November 1, 2006, by and between SS&C Technologies, Inc. and New Boston Lamberton Limited Partnership
10.26		Lease Agreement, dated January 6, 1998, by and between Financial Models Company Inc. and Polaris Realty (Canada) Limited, as amended by First Amendment of Lease, dated as of June 24, 1998, and as amended by Second Lease Amending Agreement, dated as of November 13, 1998, is incorporated herein by reference to Exhibit 10.6 to the Q2 2005 10-Q

Number		Description

10.27		First Amendment, dated as of March 6, 2007, to the Credit Agreement, dated as of November 23, 2005, among SS&C Technologies, Inc., SS&C Technologies Canada Corp., as CDN Borrower, the several banks and other financial institutions or entities from time to time parties to the Credit Agreement as lenders, Wachovia Bank, National Association, as Syndication Agent, JPMorgan Chase Bank, N.A., as administrative agent and JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent, is incorporated herein by reference to Exhibit 10.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on March 9, 2007 (File No. 000-28430)
21	**	Subsidiaries of the Registrant
23	.1*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
23.2		Consents of PricewaterhouseCoopers LLP
24	**	Powers of Attorney (included in the signature pages to this registration statement)

*	To be filed by amendment

**	Previously filed

†	The Registrant hereby agrees to furnish supplementally a copy of any omitted schedules to this agreement to the Securities and Exchange Commission upon its request.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut on August 8, 2007.

SS&C TECHNOLOGIES HOLDINGS, INC.

By:	/s/ William C. Stone
William C. Stone
Chairman of the Board and Chief Executive
Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ William C. Stone William C. Stone	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	August 8, 2007

/s/ Patrick J. Pedonti Patrick J. Pedonti	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 8, 2007

* Normand A. Boulanger	Director	August 8, 2007

* William A. Etherington	Director	August 8, 2007

* Allan M. Holt	Director	August 8, 2007

* Todd R. Newnam	Director	August 8, 2007

* Claudius E. Watts IV	Director	August 8, 2007

* By:	/s/ Patrick J. Pedonti
Patrick J. Pedonti
Attorney-in-fact

EXHIBIT INDEX

Number		Description

1	.1*	Form of Underwriting Agreement
2	.1†	Acquisition Agreement, dated February 25, 2005, by and between SS&C Technologies, Inc. and Financial Models Company Inc. is incorporated herein by reference to Exhibit 2.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on March 2, 2005 (File No. 000-28430)
2	.2†	Purchase Agreement, dated February 28, 2005, by and among SS&C Technologies, Inc., EisnerFast LLC and EHS, LLC is incorporated herein by reference to Exhibit 2.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on March 3, 2005 (File No. 000-28430)
2	.3†	Agreement and Plan of Merger, dated as of July 28, 2005, by and among the Registrant, Sunshine Merger Corporation and SS&C Technologies, Inc. is incorporated herein by reference to Exhibit 2.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on July 28, 2005 (File No. 000-28430)
2	.4†	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 25, 2005, by among the Registrant, Sunshine Merger Corporation and SS&C Technologies, Inc. is incorporated herein by reference to Exhibit 2.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on August 30, 2005 (File No. 000-28430)
3	.1*	Certificate of Incorporation of the Registrant, as amended
3	.2*	Bylaws of the Registrant, as amended
3	.3*	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)
3	.4*	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering)
4.1		Indenture, dated as of November 23, 2005, among Sunshine Acquisition II, Inc., SS&C Technologies, Inc., the Guarantors named on the signature pages thereto, and Wells Fargo Bank, National Association, as Trustee, relating to the 11 3/4% Senior Subordinated Notes due 2013, including the form of 11 3/4% Senior Subordinated Note due 2013, is incorporated herein by reference to Exhibit 4.1 to SS&C Technologies, Inc’s Registration Statement on Form S-4, as amended (File No. 333-135139) (the “Form S-4”)
4.2		First Supplemental Indenture, dated as of April 27, 2006, among Cogent Management Inc., SS&C Technologies, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to the 11 3/4% Senior Subordinated Notes due 2013, is incorporated herein by reference to Exhibit 4.2 to the Form S-4
4.3		Guarantee of 11 3/4% Senior Subordinated Notes due 2013 by Financial Models Company Ltd., Financial Models Holdings Inc., SS&C Fund Administration Services LLC, OMR Systems Corporation and Open Information Systems, Inc. is incorporated herein by reference to Exhibit 4.3 to the Form S-4
4.4		Guarantee of 11 3/4% Senior Subordinated Notes due 2013 by Cogent Management Inc. is incorporated herein by reference to Exhibit 4.4 to the Form S-4
4.5		Registration Rights Agreement, dated as of November 23, 2005, among Sunshine Acquisition II, Inc., SS&C Technologies, Inc. and the Guarantors named therein, as Issuers, and Wachovia Capital Markets, LLC, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as Initial Purchasers, is incorporated herein by reference to Exhibit 4.5 to the Form S-4
4.6		Purchase Agreement, dated as of November 17, 2005, between Sunshine Acquisition II, Inc. and the Initial Purchasers named in Schedule I thereto is incorporated herein by reference to Exhibit 4.6 to the Form S-4
4.7		Joinder Agreement, dated as of November 23, 2005, executed by SS&C Technologies, Inc., Financial Models Company Ltd., Financial Models Holdings Inc., SS&C Fund Administration Services LLC, OMR Systems Corporation and Open Information Systems, Inc. is incorporated herein by reference to Exhibit 4.7 to the Form S-4
4.8		Joinder Agreement, dated as of April 27, 2006, executed by Cogent Management Inc. is incorporated herein by reference to Exhibit 4.8 to the Form S-4
4.9		Specimen certificate evidencing shares of common stock
5	.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

Number		Description

10.1		Credit Agreement, dated as of November 23, 2005, among Sunshine Acquisition II, Inc., SS&C Technologies, Inc., SS&C Technologies Canada Corp., the several lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent, Wachovia Bank, National Association, as Syndication Agent, and Bank of America, N.A., as Documentation Agent, is incorporated herein by reference to Exhibit 10.1 to the Form S-4
10.2		Guarantee and Collateral Agreement, dated as of November 23, 2005, made by the Registrant, Sunshine Acquisition II, Inc., SS&C Technologies, Inc. and certain of its subsidiaries in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, is incorporated herein by reference to Exhibit 10.2 to the Form S-4
10.3		CDN Guarantee and Collateral Agreement, dated as of November 23, 2005, made by SS&C Technologies Canada Corp. and 3105198 Nova Scotia Company in favor of JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent, is incorporated herein by reference to Exhibit 10.3 to the Form S-4
10.4		Assumption Agreement, dated as of April 27, 2006, made by Cogent Management Inc., in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, is incorporated herein by reference to Exhibit 10.4 to the Form S-4
10.5		Stockholders Agreement, dated as of November 23, 2005, by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., William C. Stone and Other Executive Stockholders (as defined therein) is incorporated herein by reference to Exhibit 10.5 to the Form S-4
10.6		Registration Rights Agreement, dated as of November 23, 2005, by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., William C. Stone and Other Executive Investors (as defined therein) is incorporated herein by reference to Exhibit 10.6 to the Form S-4
10.7		Form of Service Provider Stockholders Agreement by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P. and the Service Provider Stockholders (as defined therein) is incorporated herein by reference to Exhibit 10.7 to the Form S-4
10.8		Management Agreement, dated as of November 23, 2005, between the Registrant, William C. Stone and TC Group, L.L.C. is incorporated herein by reference to Exhibit 10.8 to the Form S-4
10.9		SS&C Technologies, Inc. Management Rights Agreement, dated as of November 23, 2005, by and among Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., the Registrant and SS&C Technologies, Inc. is incorporated herein by reference to Exhibit 10.9 to the Form S-4
10.10		1998 Stock Incentive Plan, including form of stock option agreement, is incorporated herein by reference to Exhibit 10.10 to the Form S-4
10.11		1999 Non-Officer Employee Stock Incentive Plan, including form of stock option agreement, is incorporated herein by reference to Exhibit 10.11 to the Form S-4
10.12		Form of Option Assumption Notice for 1998 Stock Incentive Plan and 1999 Non-Officer Employee Stock Incentive Plan is incorporated herein by reference to Exhibit 10.12 to the Form S-4
10	.13*	2006 Equity Incentive Plan, as amended
10	.14*	Form of Stock Option Grant Notice and Stock Option Agreement
10.15		Form of Dividend Equivalent Agreement is incorporated herein by reference to Exhibit 10.3 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on August 15, 2006 (File No. 000-28430) (the “August 15, 2006 8-K”)
10.16		Form of Stock Award Agreement is incorporated herein by reference to Exhibit 10.4 to the August 15, 2006 8-K
10.17		Employment Agreement, dated as of November 23, 2005, by and between William C. Stone and the Registrant is incorporated herein by reference to Exhibit 10.13 to the Form S-4
10.18		Contract of Employment between Kevin Milne and SS&C Technologies, Inc., effective as of June 9, 2004, is incorporated herein by reference to Exhibit 10.4 to SS&C Technologies, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 (File No. 000-28430)
10.19		Compromise Agreement, dated as of October 31, 2006, between Kevin Milne and SS&C Technologies Limited is incorporated herein by reference to SS&C Technologies, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 000-28430)

Number		Description

10.20		Description of Executive Officer Compensation Arrangements is incorporated herein by reference to Item 5.02 of SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on March 16, 2007 (File No. 000-28430)
10.21		Lease Agreement, dated September 23, 1997, by and between SS&C Technologies, Inc. and Monarch Life Insurance Company, as amended by First Amendment to Lease dated as of November 18, 1997, is incorporated herein by reference to Exhibit 10.15 to SS&C Technologies, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 000-28430)
10.22		Second Amendment to Lease, dated as of April 1999, between SS&C Technologies, Inc. and New Boston Lamberton Limited Partnership is incorporated herein by reference to Exhibit 10.12 to SS&C Technologies, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-28430) (the “2004 10-K”)
10.23		Third Amendment to Lease, effective as of July 1, 1999, between SS&C Technologies, Inc. and New Boston Lamberton Limited Partnership is incorporated herein by reference to Exhibit 10.13 to the 2004 10-K
10.24		Fourth Amendment to Lease, effective as of June 7, 2005, between SS&C Technologies, Inc. and New Boston Lamberton Limited Partnership, is incorporated herein by reference to Exhibit 10.5 to SS&C Technologies, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 000-28430) (the “Q2 2005 10-Q”)
10	.25**	Fifth Amendment to Lease, dated as of November 1, 2006, by and between SS&C Technologies, Inc. and New Boston Lamberton Limited Partnership
10.26		Lease Agreement, dated January 6, 1998, by and between Financial Models Company Inc. and Polaris Realty (Canada) Limited, as amended by First Amendment of Lease, dated as of June 24, 1998, and as amended by Second Lease Amending Agreement, dated as of November 13, 1998, is incorporated herein by reference to Exhibit 10.6 to the Q2 2005 10-Q
10.27		First Amendment, dated as of March 6, 2007, to the Credit Agreement, dated as of November 23, 2005, among SS&C Technologies, Inc., SS&C Technologies Canada Corp., as CDN Borrower, the several banks and other financial institutions or entities from time to time parties to the Credit Agreement as lenders, Wachovia Bank, National Association, as Syndication Agent, JPMorgan Chase Bank, N.A., as administrative agent and JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent, is incorporated herein by reference to Exhibit 10.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on March 9, 2007 (File No. 000-28430)
21	**	Subsidiaries of the Registrant
23	.1*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
23.2		Consents of PricewaterhouseCoopers LLP
24	**	Powers of Attorney (included in the signature pages to this registration statement)

*	To be filed by amendment

**	Previously filed

†	The Registrant hereby agrees to furnish supplementally a copy of any omitted schedules to this agreement to the Securities and Exchange Commission upon its request.